Domenico Apice
Laura Bellicini
Angelo Bonissoni
Roberto Brustia
Mario Camozzi
Nicola Canessa
Fabrizio Capponi
Fabrizio Colonna
Diego De Francesco
Alberto De Nigro
Marco Ettorre
Francesco L. Gambaro
Alessandra Guercia
Giorgio Iacobone
Stefano Lizzani
Nicoletta Mazzitelli
Alessandra Montanari
Andrea Nicodemi
Antonio Petrillo
Alessandro Pinci
Francesca Renzulli
Riccardo Salvatori
Nicola Sterbini
Daniele Tani
Andrea Ughi
Alessandro Varrenti

Marco Allegra
Stefano Ambrosetti
Salvo Pettinato

Francesco Assegnati
Massimo Baglioni
Vincenzo Bancone
Katja Besseghini
Giovanni Luca Cezza
Roberto Commodari
Antonio Cuonzo
Roberta De Cecco
Giovanni Gagliardi
Giuseppe Alessandro Galeano
Fausto Gallazzi
Silvia Lirici
Maria Lisanti
Aldo Lopez
Antonio Martini
Eugenio Maria Mastropaolo
Marco Moretti
Luca Moro
Roberta Moscaroli
Luca Nicodemi
Claudia Spampinato
Giusy Staropoli



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Prot. 940/07

Milan, July 16th 2007

Subject: *Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126*

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Cassa di Risparmio di Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

1. an English version of the statement dated May 9, 2007 regarding the negotiations with Intesa San Paolo S.p.A.;

2. internal dealing communication dated May 10, 2007;

3. an English version of the communication regarding the exercise of the pre-emption right by Ente CR Firenze for a 50% stake in Findomestic Banca;

4. internal dealing communications dated May 11, 2007;

5. an English version of the communication dated May 14, 2007 regarding the approval of the Quarterly Report as of March 31,

20122 Milano
Galleria San Carlo, 6
Tel.: +39 02 778061 r.a.
Fax tax: +39 02 76021816
Fax legal: +39 02 76002790
E-Mail: milano@cbvlex.it

Studio Legale e Tributario

Web site: www.camozzibonissonivarrenti.it
Codice Fiscale-Partita IVA 08122350153

00197 Roma
Via A. Bertoloni, 29
Tel.: +39 06 8077547 r.a.
Fax tax: +39 06 8077527
Fax legal: +39 06 8079201
E-Mail: roma@cbvlex.it

2007;

6. an English version of the notice pursuant to article 131 of the Consob Regulation of Issuers regarding the shareholders' agreements with Cassa di Risparmio della Spezia S.p.A.;

7. an English version of press release dated April 26, 2007 regarding the approval by the shareholders' meeting of 2006 financial statements with the Italian version of the minutes of the shareholders' meeting attached;

8. an updated version of the articles of association dated April 23, 2007;

9. an Italian version of the consolidated quarterly report as of March 31, 2007;

10. an English version of the press release dated May 23, 2007 regarding the authorization to the purchase of 11,9% of the stake of Cassa di Risparmio dekka Spezia S.p.A.;

11. an English version of the press release dated May 29, 2007 regarding the modification of the share capitale;

12. an English version of the annual information document drafted pursuant to article 54 of the Consob Regulationon Issuers;

13. an updated version of the articles of association dated April 26, 2007;

14. an updated version of the articles of association dated May 25, 2007;

15. an English version of the notice given pursuant to article 131 of Consob Issuer Regulation regarding the update of the shareholders'agreement.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act.Please stamp the enclosed copy of this letter "Received" and return it to the messenger delivering the package. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Doranna Carrozzo



BANCA
CR FIRENZE

On request and on behalf of the shareholder Ente Cassa di Risparmio di Firenze, the following statement is released:

STATEMENT BY ENTE CASSA DI RISPARMIO DI FIRENZE

Press release **Florence, 9 May 2007**

With regards to news which appeared today on the press, Ente Cassa di Risparmio di Firenze confirms that the negotiations with Intesa San Paolo S.p.A. in relation to the exchange of part of the Banca CR Firenze S.p.A. shares held by Ente Cassa di Risparmio di Firenze are still underway.

Should these negotiations have a positive outcome, the settlement method and the potential delisting of the Bank will become elements subject to negotiation not yet defined between the parties and will be debated taking the regulations and market protection in the most serious consideration.

Ente Cassa di Risparmio di Firenze confirms also its intention to establish agreements with the Intesa Sanpaolo to guarantee the identity and the growth of the current Banca CR Firenze Group. In the event Ente Cassa di Risparmio di Firenze shall become a significant shareholder of Intesa Sanpaolo Group, it will strive to ensure a relevant role for Banca CR Firenze as a leading player on the market who will support the enterprises operating in its reference area, especially to the companies located in Central Italy.

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Comotto	NOME / FIRST NAME	Ezio

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Comotto	NOME / FIRST NAME	Ezio

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION'	CODICE ISIN / ISIN CODE'	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT'	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)'	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION'	NOTE / NOTES
10/05/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	6,159	6.5579	40,390.1061	MERC-IT	Esercizio stock option
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							40,390.1061		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													40.390.1061		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial strument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction.
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

Comunicato stampa

ENTE CR FIRENZE HAS EXERCISED ITS

PRE-EMPTION RIGHT FOR A 50% STAKE IN FINDOMESTIC BANCA

Further to the recent press releases on the subject of Findomestic Banca, Banca CR Firenze announces that it has received a letter today from Ente Cassa di Risparmio di Firenze in which it stated its will to exercise, in accordance with Article 5.4 of the Consolidation Agreement dated 15 November 1999, its pre-emption right for 3,400,000 shares of Findomestic Banca, equivalent to 50% of Findomestic Banca's share capital, currently held by the Banca CR Firenze group. Information on the price of the shares and the approval of it are both necessary for Ente CR Firenze before the exercise.

Ente Cassa di Risparmio di Firenze's statement thus follows both Cetelem's 19 March 2007 letter, by which Cetelem had announced its will to exercise the purchase option for 1% of Findomestic Banca's share capital held by Banca CR Firenze, and a 12 April 2007 letter by Banca CR Firenze by which it had stated its will to sell all the 3,400,000 Findomestic Banca shares it held.

Should Cetelem, for whatsoever reason, not perfect the option exercise for the purchase of 1% of Findomestic Banca's share capital, then Ente Cassa di Risparmio di Firenze's above declaration of interest will be deemed null.

Furthermore, Banca CR Firenze informs that Cetelem has appointed Prof. Giorgio De Nova as member of the Arbitration Committee which has been requested to resolve on the issue relating to the exercise of the above mentioned 1% share capital call option.

Florence, 10 May 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

www.bancacrfirenze.it/investor

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Guardasoni*	NOME / FIRST NAME	*Armando*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Guardasoni*	NOME / FIRST NAME	*Armando*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
08/05/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	20,777	6.0312	125,310.2424	MERC-IT	Esercizio stock option
09/05/2007	V	IT0004194970	BANCA CR FIRENZE	AZO	90,000	6.4598	581,382	MERC-IT	Esercizio stock option
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							706,692.2424		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													706,692.2424		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

Comunicato stampa

QUARTERLY REPORT

AS AT 31 MARCH 2007 APPROVED

- **CONSOLIDATED NET INCOME of 49.4 million euro, an increase by 14.6%**[1] compared to 43.1 million euro recorded in the first quarter of 2006
- **Gross operating profit of 262.5 million euro, +10.3%** compared to 238.0 million in the first quarter of 2006
- **Operating costs of 149.3 million euro, -0.6%** compared to 150.2 million in the first quarter of 2006
- **Profit from current operations before taxes of 91.3 million euro, +18.6%** compared to 77.0 million in the first quarter of 2006
- **Loans to customers of 14,871 million euro, +1.7%** compared to March 2006, +11.2% over the last twelve months
- **Direct deposits of 17,123 million euro, +0.7%** compared to March 2006, +9.2 over the last twelve months
- **ROE at 12.4%** (13.1% in the first quarter of 2006)
- **Cost/Income ratio at 56.9%** (63.1% in the first quarter of 2006)

The Board of Directors' Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, today approved the Consolidated Quarterly Report as at 31 March 2007, presented by General Manager Lino Moscatelli.

The first quarter of the year confirmed the trend highlighted in 2006: positive increase in revenues driven by the growth of the net interest margin (+15.1%) and an essential stability in operating costs (-0.6%). The insurance business also improved, reaching 8.6 million euro, together with the contribution given by the main shareholdings companies (+14.8% to 17.1 million euro). Profit before tax was over 91 million euro (+18.6%), whereas consolidated net income amounted to 49.4 million, a 14.6% rise compared to the first quarter of last year.

[1] The pro-forma profit and loss account figures as at 31 March 2006 have been restated for comparison purposes, in order to take into account both the different accounting method of figures relative to the tax collection companies sold during the previous year and the inclusion of the subsidiary Banca C.R. Firenze Romania S.A. into the consolidation scope (the company was acquired in March 2006).
It is also noted that the pro-forma figures have been prepared considering the 2006 evolution of the IAS/IFRS adoption process. The new standards are now used by the Group companies in preparing the individual financial statements. The transition date for the latters was 31 December 2006.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Gross total income closed the first quarter of 2007 at 262.5 million euro, an increase of 10.3% compared to the same period of the previous year.

- Within this aggregate, the **net interest margin** (155.1 million euro) grew by 15.1%, mainly due to the growth in volumes. Compared to the same period of last year, there was also an increase in the average spread.
- **Commission earned** remained steady at 69.5 million euro (-0.3%). Due to a different accounting method of some revenues from the subsidiary Centrovita (bancassurance), today included under *net premiums*, and given the increase in commission expenses recognised by the same company to consolidated companies according to the net equity method, **net commissions** decreased from 56.1 to 53.3 million euro (-5.0%). Moreover, considering the *income from insurance business* together with the aggregate *net commissions and recovery from customers*, consolidated sales revenues grew by 5.0% to 77.0 million euro.
- The contribution given by **dividends** and **profit from shareholdings** rose from 14.9 to 17.1 million euro (+14.8%). With regards to the latter item, it is worth reminding that Findomestic closed the first quarter of the year with a net profit of 28.1 million euro, highlighting a 6.5% improvement.

The net total income, which amounted to 246.5 million euro (+6.7% compared to the previous twelve months), was achieved after *net value adjustments* for 16.0 million euro, with an increase by 9 million euro also due to the provisions connected with the use of new methods based on the Basel II principles to rate loans. These new methods had been already used in the fourth quarter of 2006.

Operating costs were essentially stable at 149.3 million euro (-0.6%), with personnel costs decreasing by 1.2% to 100.3 million euro and other administrative expenses rising by 3.0% to 51.6 million euro, essentially due to higher current expenses linked with the increase in Group operations.

The ***cost/income***[2] ratio decreased to 56.9% (63.1% in the first quarter of 2006).

Profit before taxes, increasing by 18.6% to 91.3 million euro, was achieved through *net provisions for risks and charges* totalling 3.7 million euro (-14.0%) and *other costs from ordinary operations* of 2.2 million euro, compared to 0.5 million euro of revenues from ordinary operations for the first quarter of 2006.

Net consolidated profit amounted to 49.4 million euro, up 14.6% on the previous year.

The **ROE** for the Group, resulting from the ratio between the profit for the first three months of 2007 and average shareholders' equity for the period 31/12/2006 – 31/03/2007, excluding the pending income, was 12.4% (13.1% as at 31 March 2006). It is worth reminding that weighted average **shareholders' equity** for the period under analysis rose by approx. 282 million euro due to the share capital increases and the allocations to provisions.

[2] Operating costs/gross operating profit

CONSOLIDATED BALANCE SHEET

Net loans to customers reached 14,871.3 million euro, highlighting an increase by 1.7% from the beginning of the year and by 11.2% over the last twelve months.

Within the loans portfolio, *total gross impaired loans* were essentially stable at 589.3 million euro (+0.3%) with a decrease in their net value (-2.8% to 368.0 million euro). *Gross non-performing loans* grew by 5.4% (331.8 million euro) whereas both the gross items *problem and restructured loans* and *ongoing overdue loans* decreased by 3.7% and 10.3% respectively (to 189.5 and 68 million euro). The cover ratio for the entire aggregate related to impaired loans reached 37.6% (35.9% at the end of 2006).

Total deposits reached 39,662 million euro, growing by 1.9% from 31.12.2006 and by 7.7% over the last twelve months. From the start of the year, the direct component (17,123 million euro) rose by 0.7% (+9.2% in the last twelve months). The figures related to the *assets under custody* grew by 6.7% over the last three months while, excluding Banca CR Firenze shares in the hands of the relevant shareholders and under custody, the growth is limited to 1.8%. *Assets under management* figures (10,295 million euro, -1.4% in the first three months), confirm the recent customer trend of giving preference to different investment lines.

PERFORMANCE OF BUSINESS SECTORS

The following table breaks down the results achieved in the first quarter of 2007 by sector, showing an improvement in profitability in the commercial sectors.

	March 2007	March 2006 PF	Change
Retail			
Net profit*	**34.8**	30.1	**15.7%**
Average allocated capital	**588**	484	**21.4%**
Profitability**	**23.7%**	24.8%	**-1.2 pp**
Cost/income	**65.4%**	68.3%	**-2.9 pp**
Corporate and Private Bkg.			
Net profit*	**12.7**	10.3	**23.6%**
Average allocated capital	**284**	239	**18.8%**
Profitability**	**17.9%**	17.2%	**0.7 pp**
Cost/income	**34.3%**	38.5%	**-4.2 pp**
Finance			
Net profit*	**-0.2**	-0.5	**n.a.**
Average allocated capital	**99**	100	**-0.9%**
Profitability**	**-0.9%**	-2.0%	**1.1 pp**
Cost/income	**-103.1**	136.8	**33.7 pp**

Wealth Management			
Net profit*	**8.6**	8.7	**-1.7%**
Average allocated capital	**58**	58	**1.1%**
Profitability**	**58.6%**	60.3%	**-1.7 pp**
Cost/income	**25.9%**	25.0%	**0.9 pp**
Corporate Center*			
Net profit*	**1.9**	2.0	**-5.1%**
Average allocated capital	**425**	439	**-3.1%**
Profitability**	**1.8%**	1.8%	**---**
Cost/income	**38.6%**	94.5%	**-55.9 pp**

* Includes minority interests
** RORAC

Florence, 14 May 2007

Pursuant to art. 154bis, sub-section 2 of the Legislative Decree No. 58/98, it is hereby declared that the accounting information provided in this communication matches the information reported on the Company's documents, books and accounting records.

The Manager designated for the drawing up the accounting documents.
E. Mancini

Reclassified consolidated income statement

(Euro million)

Bank of Italy code	ITEMS	31 MARCH 2007	31 MARCH 2006 pro-forma	Absolute variation	Variation (%)
30	**Interest margin**	156.6	136.7	19.9	+14.6%
90	Hedging result	-1.5	-2.0	0.5	-25.0%
	Net interest margin	155.1	134.7	20.4	+15.1%
60	Net commisions	53.3	56.1	-2.8	-5.0%
220 (parts of)	Recoveries on deposits and current accounts	15.1	16.0	-0.9	-5.6%
70, 240	Dividends and financial transaction gains - net	17.1	14.9	2.2	+14.8%
80, 100	Result of financial assets and liabilities	13.3	15.0	-1.7	-11.3%
110, 150, 160	Net result of insurance operations	8.6	1.3	7.3	n.s
	Gross total income	262.5	238.0	24.5	+10.3%
130	Value adjustments to loans and other financial assets	-16.0	-7.0	-9.0	+128.6%
	Total income	246.5	231.0	15.5	+6.7%
	Administrative expenses:	-149.3	-150.2	0.9	-0.6%
180 a)	- Staff costs	-100.3	-101.5	1.2	-1.2%
180 b)	- Other administrative expenses	-51.6	-50.1	-1.5	+3.0%
200, 210	- Value adjustments to property, plant, equipment and intangible assets	-9.0	-9.7	0.7	-7.2%
220 (parts of)	- Other net operating income (expense recoveries)	11.6	11.1	0.5	+4.5%
	Net operating income	97.2	80.8	16.4	+20.3%
190	Provisions for risks and charge	-3.7	-4.3	0.6	-14.0%
220 (parts of) 250, 270, 310	Other costs and revenues from ordinary activities	-2.2	0.5	-2.7	n.s.
	Income from current operations before taxes	91.3	77.0	14.3	+18.6%
100 (parts of)	Income from extraordinary operations	0.0	0.0	0.0	n.s
290	Income taxes	-33.6	-26.4	-7.2	+27.3%
330	Minority interests	-8.3	-7.5	-0.8	10.7%
	Net income	49.4	43.1	6.3	+14.6%

The pro-forma profit and loss account figures as at 31 March 2006 have been restated for comparison purposes, in order to take into account both the different accounting method of figures relative to the tax collection companies sold during the previous yea and the inclusion of the subsidiary Banca C.R. Firenze Romania S.A. into the consolidation scope (the company was acquired in March 2006).

It is also noted that the pro-forma figures have been prepared considering the 2006 evolution of the IAS/IFRS adoption process. The new standards are now used by the Group companies in preparing the individual financial statements. The transition date for the latters was 31 December 2006.

Reclassified consolidated balance sheet

(Euro million)

Bank of Italy code*	ASSETS	31 MARCH 2007	31 DECEMBER 2006	Absolute variation	Variation (%)
10	**Cash and cash on hand**	**169.2**	**230.3**	**-61.1**	**-26.5%**
	Financial assets	**21,978.8**	**21,687.3**	**291.5**	**1.3%**
	Amounts receivable	16,633.0	16,300.1	332.9	2.0%
60	- amounts owing by banks	1,761.7	1,672.2	89.5	5.4%
70	- customer loans	14,871.3	14,627.9	243.4	1.7%
	Negotiable securities	5,338.9	5,380.4	-41.5	-0.8%
20	- financial assets held for trading	512.4	546.2	-33.8	-6.2%
30	- financial assets valued at fair value	1,493.1	1,531.3	-38.2	-2.5%
40	- financial assets available for sale	3,333.4	3,302.9	30.5	0.9%
80	Hedging derivatives	6.9	6.8	0.1	1.5%
	Non-current assets	**1,235.6**	**1,256.1**	**-20.5**	**-1.6%**
100	Shareholdings	454.9	476.1	-21.2	-4.5%
120, 130	Property, equipment and intangible assets	780.7	780.0	0.7	0.1%
140	**Tax assets**	**278.2**	**273.9**	**4.3**	**1.6%**
110 + 160	**Other assets**	**380.4**	**365.3**	**15.1**	**4.1%**
	Total assets	**24,042.2**	**23,812.9**	**229.3**	**1.0%**

Bank of Italy code*	Liabilities	31 MARCH 2007	31 DECEMBER 2006	Absolute variation	Variation (%)
	Financial liabilities	**19,198.8**	**18,953.0**	**245.8**	**1.3%**
	Accounts payable	18,079.3	17,774.5	304.8	1.7%
10	- amounts owing to banks	1,016.9	816.0	200.9	24.6%
20	- customer deposits	11,184.3	11,389.5	-205.2	-1.8%
30	- outstanding securities	5,878.1	5,569.0	309.1	5.6%
40	Financial liabilities held for trading	60.9	50.7	10.2	20.1%
50	Financial liabilities valued at fair value	1,025.4	1,098.8	-73.4	-6.7%
60	Hedging derivatives	33.2	29.0	4.2	14.5%
100 (parts of)	**Agreements for re-purchase of own equity components**	**169.7**	**165.3**	**4.4**	**2.7%**
80	**Tax liabilities**	**202.9**	**159.4**	**43.5**	**27.3%**
	Funds with specific destinations	**446.9**	**447.9**	**-1.0**	**-0.2%**
110	Staff temination pay	174.9	180.1	-5.2	-2.9%
120	Provision for risks, charges and pension funds	272.0	267.8	4.2	1.6%
130	**Actuarial reserves**	**1,570.8**	**1,547.2**	**23.6**	**1.5%**
90 and 100 (parts of)	**Other liabilities**	**825.3**	**775.0**	**50.3**	**6.5%**
210	**Minority interests**	**126.5**	**144.0**	**-17.5**	**-12.2%**
from 140 to 200, 220	**Shareholders' equity**	**1,501.3**	**1,621.1**	**-119.8**	**-7.4%**
	Total liabilities	**24,042.2**	**23,812.9**	**229.3**	**1.0%**

CONSOLIDATED PROFIT & LOSS ACCOUNT

Reconciliation Table: Reclassified P&L Account / P&L Account (Bank of Italy version)

Reclassified items	Bank of Italy items	Notes
"Interest margin"	30 - "Interest margin"	
"Net result from hedging"	90 - "Net result from hedging"	
	Net interest margin	
"Net commissions"	60 - "Net commissions"	
"Recoveries on deposits and current accounts"	A part of item 220 - "Other operating income" (expense recoveries)	See "Notes to the consolidated financial statements - Part C, section 15, table 2": item "Expenses recovered on deposits and current accounts "
"Dividends and income from shareholdings valued at equity"	70 -"Dividend and similar income" 240 - "Shareholdings income (losses)"	
"Gain (losses) from sale or repurchase of financial assets and liabilities"	80 - "Net result from trading" 100 - "Gain (losses) from sale or repurchase of loans, financial assets and liabilities"	
"Net result from the insurance activity"	110 - "Net result of the financial assets and liabilities valued at fair value" 150 - "Net premiums" 160 - "Net other income from insurance activities"	
	Gross total income	
"Net value adjustments to loans and other financial assets"	130 - "Net value adjustments to: *130a - loans* *130b - Available for sale financial assets (AFS)* *130c - Held to maturity financial assets (HTM)* *130d - Other financial transactions"*	
	Total income	
"Staff costs"	180a - "Staff costs"	
"Other administrative expenses"	180b - "Other administrative expenses"	
"Net value adjustments to tangible/intangible assets"	200 - "Net value adjustments to tangible assets" 210 - "Net value adjustments to intangible assets"	
"Other operating income (expense recoveries)	A part of item 220 - "Other operating income (expenses)"	See "Notes to the consolidated financial statements - Part C, section 15, table 2: sum of "Expenses recovered from customers" and "Expenses recovered from other group companies"
	Net operating profit	
"Provisions for risks and charges"	190 - "Net provisions for risks and charges"	
"Other operating income (expenses)"	A part of item 220 - "Other operating income (expenses)" 250 - "Net result of tangible/intangible assets valued at fair value" 270 - "Gain (losses) from sale of investment" 310 - "Gain (losses) from activities whose sale is pending"	220 - See "Notes to the consolidated financial statements - Part C, section 15: sum of Table 1 and residual of Table 2
	Income from current operations before taxes	
"Income taxes"	290 - "Income taxes on current operations"	
"Minority interests"	330 - "Minority interests net profit (loss)"	
	Parent Company net income	

CONSOLIDATED BALANCE SHEET

Reconciliation Table: Reclassified Balance Sheet / Balance Sheet (Bank of Italy version)

ASSETS		
Reclassified items	**Bank of Italy items**	**Notes**
"Cash and cash on hand"	10 - "Cash and cash on hand"	
"Financial assets"		
"Amounts owing by banks"	60 - "Amounts owing by banks"	
"Customer loans"	70 - "Customer loans"	
"Financial assets held for trading"	20 - "Financial assets held for trading"	
"Financial assets valued at fair value"	30 - "Financial assets valued at fair value"	
"Financial assets available for sale"	40 - "Financial assets available for sale"	
"Hedging derivatives"	80 - "Hedging derivatives"	
"Non-current assets"		
"Shareholdings"	100 - "Shareholdings"	
"Property, equipment and intangible assets"	120 - "Property and equipment" 130 - "Intangible assets " a) "Goodwill"	
"Tax assets"	140 - "Tax assets" a) "Current" b) "Anticipated"	
"Other assets"	160 - "Other assets"	

LIABILITIES		
Reclassified items	**Bank of Italy items**	**Notes**
"Financial liabilities"		
"Customer deposits"	20 - "Customer deposits"	
"Outstanding securities"	30 - "Outstanding securities"	
"Amounts owing to banks"	10 - "Amount owing to banks"	
"Financial liabilities held for trading"	40 - "Financial liabilities held for trading"	
"Financial liabilities valued at fair value"	50 - "Financial liabilities valued at fair value"	
"Hedging derivatives"	60 - "Hedging derivatives"	
"Agreements for re-purchase of own equity components"	A part of item 100 - "Other liabilities"	It represents the value of the put options granted to minority shareholders
"Tax liabilities"	80 - "Tax liabilities" a) "Current" b) "Deferred"	
"Funds with specific destinations"		
"Staff termination pay"	110 - "Staff termination pay"	
"Provisions for risks, charges and pension funds"	120 - "Provisions for risks and charges" a) "Pensions and similar obligations" b) "Other provisions"	
"Actuarial reserves"	130 - "Actuarial reserves"	
"Other liabilities"	90 - "Liabilities connected to activities whose sale is pending" A part of item 100 - "Other liabilities"	Item 100 less what within item "Agreements for re-purchase of own equity components"
"Minority interests"	210 - "Minority interest (+/-)"	
"Shareholders' equity"	140 - "Valuation reserves" 150 - "Refundable shares" 160- "Capital instruments" 170 - "Reserves" 180 - "Share premium" 190 - "Sharecapital" 200 - "Own shares (-)" 220 - "Income (loss) for the year (+/-)"	

Notice pursuant to art. 131 of the Consob Regulation on Issuers

As part of the contracts that have resulted in the acquisition of the controlling share of Cassa di Risparmio della Spezia S.p.A. (hereinafter CARISPE) by Banca CR Firenze S.p.A. (hereinafter the "Bank"), on 16 July 2003, the Bank and Fondazione Cassa di Risparmio della Spezia (hereinafter the "Foundation") entered into an Investment Agreement (hereinafter the "Agreement") which regulates several aspects concerning the role that the Foundation has been asked to play within Banca CR Firenze Group's project for aggregation based on the federal model. An excerpt of the Agreement was published in *Il Sole 24 Ore* dated 26 July 2003 and an update on the progress of the same was published in Milano Finanza dated 3 July 2004.

The Agreement, which has a five year term from the date it becomes effective, 16 January 2004, envisaged, in particular, in addition to the commitment of the Foundation to subscribe a capital increase of the Bank reserved to the Foundation, which took place in June 2004, and the commitment of the Bank to sponsor the appointment of representatives of the Foundation to the administrative bodies of several of the Bank's shareholdings, a non-binding commitment of the Bank to sponsor the appointment of a person indicated by the Foundation to its Board of Directors and subsequent maintenance of said office (hereinafter the "Non-binding Commitment"). The Foundation's latter request was first satisfied at the time of the appointment of the Bank's Board of Directors on 27 April 2006, by virtue of the agreements entered into on 12 April 2006 by the Foundation with Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia and SO.FI.BA.R. S.p.A., excerpts of which were published in *Il Sole 24 Ore* dated 22 April 2006.

Subsequently, on 2 March 2007, the Bank and the Foundation signed a private agreement, the main purpose of which was the acquisition by the Bank of a further share of the capital of CARISPE and the redefinition of the corporate governance of CARISPE, which has resulted in the amendment of several terms of the above-cited Agreement. In particular, as regards the non-binding commitment, which remains valid until 15 January 2009, the economic indemnity mechanism initially agreed in the Foundation's favour is no longer envisaged in the event that a representative of the same is not appointed to the Bank's Board of Directors or does not remain in office.

The private agreement became effective as of 4 May 2007, the date on which the approval of the competent Authorities, a suspensive condition of the same, was received.

Fondazione CR della Spezia **Banca CR Firenze S.p.A.**

BANCA CR FIRENZE

Press release

THE SHAREHOLDERS' GENERAL MEETING APPROVED THE 2006 FINANCIAL STATEMENTS

- **FINANCIAL STATEMENTS FOR 2006 FINANCIAL YEAR OF BANCA CR FIRENZE SPA APPROVED**
- **PROPOSAL TO PAY OUT A DIVIDEND PER SHARE EQUAL 0.10 EURO, 15.4% HIGHER THAN DIVIDENDS PAID OUT IN 2005 AND 30% HIGHER, IF FREE SHARES ALLOCATED ON THE INCREASE IN SHARE CAPITAL ARE TAKEN INTO ACCOUNT, APPROVED**
- **NEW BOARD OF STATUTORY AUDITORS APPOINTED**
- **PROPOSALS TO AMEND THE CORPORATE BYLAWS, TO CONFIRM THE AUTHORISATION FOR THE PURCHASE AND SALE OF OWN SHARES AND TO CONFIRM FEDERICO VECCHIONI AS DIRECTOR WERE ALSO APPROVED**

The Shareholders' General Meeting of Banca CR Firenze, chaired by Aureliano Benedetti, has today met in Florence to discuss and approve the Agenda.

➢ **THE COMPANY'S FINANCIAL STATEMENTS FOR 2006 WAS APPROVED**

At end 2006, the Banca CR Firenze Group recorded a stable growth in both economic and equity terms, as well as a further 5 point improvement in the efficiency ratio (consolidated cost-income at 59.1%). Such results were achieved thanks to the efficiency of commercial development actions and rationalisation of the structure which confirmed the validity of the development process outlined in the 2006-2008 three-year plan.

- **Banca CR Firenze** ended the year with a net income of 240,3 million Euro, up by 107.7% compared to the previous year (+23.3%, net of significant non-recurring transactions[1]). Net

[1] Significant non-recurring transactions: i) disposal of the shareholding in Sanpaolo IMI, which generated gross gains of 92.4 million Euro, and net gains of 89.4 million Euro, ii) disposal of the shareholding in Fondiaria-Sai, which generated gross gain of 8.5 million Euro and net gains of 8.2 million Euro.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

customer loans reached 10,195 million Euro (+9.9%), while total financial assets increased by 9.9%, to 29,656 million Euro;

- The **consolidated financial statements** recorded a net income of 271.1 million Euro, up by 82.7% with respect to 2005 (+16.9%, net of significant non-recurring transactions[1]). Also in this case, an increase was recorded in equity aggregates: net customer loans reached 14,477 million Euro (+10.3%), while total financial assets recorded 38,919 milioni (+8.9%)

➢ THE PROPOSAL OF A DIVIDEND PER SHARE OF 0.10 EURO WAS APPROVED

The Shareholders' General Meeting approved the proposal of the Boad of Directors to pay out a **dividend per share of 0.10** Euro, with an increase of 15.4% over 2005. The remuneration of shareholders owning shares deriving from the free increase in share capital occurred in last May, according to which 2 new shares out of 15 shares already owned were allocateed, revealed an increase of over 30%.
Total dividends therefore achieved 82.8 million Euro, with an increase of 40% compared to 59.1 million Euro over 2005, against a 21.3% increase in the number of outstanding shares. The date of dividend payment will be on 24 May 2007, with **coupon detachment on 21 May 2007**.

➢ THE NEW BOARD OF STATUTORY AUDITORS OF BANCA CR FIRENZE WAS APPOINTED

In addition to Domenico Muratori, elected in the minority list submitted by Intesa Sanpaolo, who takes over the title of Chairman, members of the internal auditing body are Vieri Fiori and Marco Sacconi, elected in the list submitted by Ente CR Firenze. The mandate of the new Board will expire at the Shareholders' General Meeting for the approval of the 2009 financial statements.

➢ AMENDMENTS TO CORPORATE BYLAWS TO COMPLY WITH NEW REGULATIONS WERE APPROVED

The new regulations on listed companies with regards to protection of savings required the amendment of some articles in the Corporate Bylaws. In particular, modalities to call Shareholders' General Meeting were amended and shall provide that the notices be published in a national widespread newspaper. The Shareholders' also approved the resolution to amend the modalities for the appointments to the Board of Statutory Auditors by voting lists of candidates, including the Chairman of the Board of Statutory Auditors, the prerequisites for the appointment to the post of Statutory Auditor and the power granted to Auditors for convening meetings of the administrative bodies. The manager in charge of the drafting of corporate accounting documents will now be appointed and the requisites of the above manager were defined.
Furthermore, Article 7 regarding modalities and legitimation terms to take part in the General Meeting and Article 12 regarding the granting of the faculty to decide splittings in cases set forth by Art. 2505 and 2505 bis, recalled in Art. 2506-ter of the Italian Civil Code, were amended.

➢ AUTHORISATION FOR THE PURCHASE AND SALE OF OWN SHARES WAS CONFIRMED

The Shareholders' General Meeting renewed the authorisation to make transactions with own shares, within the terms set by the Board itself.

Namely, authorisation was given for the purchase and sale on the listing market, with maximum limits of shares which can be owned in portfolio, defined in both numeric terms, 10 million shares, and in terms of countervalue, 50 million Euro. Such transactions will be targeted to support exchanges of shares, should there be real need.

Furthermore, authorisation was given to use own shares for any possible extraordinary transaction, should any possibilities occurr.
Authorisation was granted until approval of the 2007 financial statements and in any case for a period not longer than 18 months.
The Shareholders' General Meeting held in 2006 granted similar faculties to the Board of Directors. Such faculties were then used by the company in June 2006 for the merger by incorporation of CR Mirandola (allocatinon of 23,133 shares to minority shareholders of CR Mirandola) and in March 2007, with the purchase of 49,755 shares for treasury stock. Such shares were then sold in the following month of April.

- **THE DIRECTOR MR. FEDERICO VECCHIONI WAS CONFIRMED.** Last October 2006, he was appointed by co-option following the death of Mr. Pier Giovanni Marzili.

Florence, 26 April 2007

Repertorio 11525 Fascicolo 4026

VERBALE DI ASSEMBLEA STRAORDINARIA E ORDINARIA

REPUBBLICA ITALIANA

L'anno duemilasette e questo dì ventisei del mese di aprile **(26.04.2007)** in Firenze, via de' Pucci n. 1, presso la Sala Verde di Palazzo Incontri, ad ore 11,10.

Dinanzi a me Dottor Luigi Rogantini Picco, Notaro residente in Firenze ed iscritto nel Collegio Notarile dei Distretti Riuniti di Firenze, Pistoia e Prato è comparso il Dott. AURELIANO BENEDETTI, nato a Firenze il 15 novembre 1935 e domiciliato per la carica presso la Sede della Società, il quale dichiara di intervenire al presente atto non in proprio ma quale Presidente del Consiglio di Amministrazione della Società "**CASSA DI RISPARMIO DI FIRENZE Società per Azioni**", o in forma abbreviata "**BANCA CR FIRENZE S.p.A.**", con sede in Firenze, via Bufalini n. 6, capitale sociale Euro 828.991.549,00 di cui sottoscritto e versato Euro 827.706.577,00, codice fiscale e numero di iscrizione nel Registro delle Imprese di Firenze 04385190485, Repertorio Economico Amministrativo n. 444267, iscritta all'Albo delle Banche al n. 5120, aderente al Fon-

do Interbancario di Tutela dei Depositi, Capogruppo del Gruppo Banca CR Firenze, iscritto all'albo dei Gruppi Bancari al n. 6160.6.

Detto Signore, della cui identità personale e qualifica io Notaro sono certo, assume la Presidenza dell'Assemblea a norma degli articoli 6 e 13 dello Statuto Sociale.

Presidente: Signore e Signori buongiorno e grazie di essere intervenuti.

Prima di iniziare l'assemblea, Vi ricordo che lo scorso 3 settembre 2006 è scomparso il Prof. Pier Giovanni Marzili che ha avuto ruolo nel Consiglio di Amministrazione della Cassa di Risparmio di Firenze dal 1994 e fino alla sua scomparsa. E' stato Vice Presidente di Cassa di Risparmio di Pistoia, Presidente di Centroleasing, era un accademico di fama nazionale, professore di marketing e strategie d'impresa presso la Facoltà di Economia di Firenze e Dottore Commercialista. Eravamo tutti noi molto affezionati al Prof. Marzili anche per la Sua caratura professionale e per l'apporto che lui ha dato in questi anni nel Consiglio di Amministrazione. Vi prego di dedicare un attimo di silenzio alla Sua memoria.

Presidente: Grazie. Come Presidente del Consiglio di Amministrazione assumo, ai sensi degli articoli 6 e 13 dello Statuto Sociale, la presidenza dell'Assemblea straordinaria e ordinaria degli azionisti della Cassa di Risparmio di Firenze Società per Azioni, indetta in questa sede, per oggi, giovedì 26 aprile 2006 alle ore 11, in prima convocazione ed occorrendo in seconda convocazione per il giorno 7 maggio 2007 nella stessa sede ed alla stessa ora.

Il Presidente comunica che della convocazione è stato dato avviso pubblicato sulla Gazzetta Ufficiale della Repubblica Italiana del 24 marzo 2007 Foglio delle Inserzioni n. 35 e sul quotidiano Il Sole-24 Ore dello stesso giorno. L'avviso è stato anche oggetto di diffusione attraverso il circuito telematico della Borsa Italiana.

Il Presidente prega il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni di proseguire con la lettura delle formalità preliminari dell'Assemblea.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni, su incarico del Presidente, dà lettura dell'**Ordine del Giorno** sul

quale l'Assemblea è convocata a discutere e deliberare:

"Parte Straordinaria

1. Proposte di modifiche allo statuto sociale agli articoli 6, 9, 10, 12, 15, 16, 17 e 19 per adeguamenti alle nuove normative sulle società quotate, ed in particolare per quanto attiene le modalità di convocazione dell'assemblea, le modalità di nomina del Consiglio d'amministrazione tramite votazione per liste di candidati, le modalità di nomina del Collegio sindacale tramite votazione per liste di candidati e del presidente del Collegio, i requisiti per l'assunzione della carica di sindaco, i poteri dei sindaci di convocazione degli organi amministrativi, le modalità di nomina ed i requisiti del dirigente preposto alla redazione dei documenti contabili societari; proposte di modifiche all'articolo 7 sulle modalità ed i termini di legittimazione all'intervento in assemblea; proposte di modifiche all'art. 12 per l'attribuzione al Consiglio d'amministrazione della facoltà di deliberare le scissioni nei casi previsti dagli articoli 2505 e 2505-bis e richiamati dall'articolo 2506-ter del Codice civile.

Parte Ordinaria

1. Bilancio d'esercizio e bilancio consolidato al 31 dicembre 2006; relazioni del Consiglio di amministrazione sulla gestione; relazione del Collegio sindacale; deliberazioni inerenti e conseguenti.

2. Autorizzazione all'acquisto e vendita di azioni proprie.

3. Nomina del Collegio sindacale tramite votazione per liste di candidati; deliberazioni inerenti e conseguenti.

4. Determinazioni in merito all'avvenuta cooptazione di un consigliere d'amministrazione ai sensi dell'art. 2386 del codice civile.".

Come previsto dall'art. 6 dello Statuto sociale il Presidente propone, se i presenti sono d'accordo, di chiamare a redigere il verbale dell'Assemblea, anche in sede ordinaria, il Notaro Dott. Luigi Rogantini Picco; con lui collaborerà il Dott. Armando Guardasoni, Segretario del Consiglio di Amministrazione.

Il Presidente, non essendo stato manifestato alcun dissenso da parte dei Soci sulla nomina del Notaro, ringrazia e dà atto che del Consiglio di Amministrazione sono presenti i Signori:

Aureliano Benedetti - Presidente

Piero Antinori - Vice Presidente

Sergio Ceccuzzi - Consigliere

Alessio Colomeiciuc - Consigliere

Massimo Mattera - Consigliere

Matteo Melley - Consigliere

Giuseppe Morbidelli - Consigliere

Giuseppe Spadafora - Consigliere

Francesco Taranto - Consigliere

Federico Vecchioni - Consigliere.

Hanno giustificato la loro assenza i Consiglieri Signori: Pio Bussolotto, Jean Clamon, Antonio Patuelli e Riccardo Varaldo;

- per il Collegio Sindacale sono presenti il Dott. Vieri Fiori - Presidente ed il Dott. Marco Sacconi. Ha giustificato la sua assenza il Dott. Domenico Muratori.

Partecipa all'Assemblea il Direttore Generale Rag. Lino Moscatelli.

Partecipano anche alcuni Dirigenti della Società e delle Società del Gruppo.

Assistono all'Assemblea anche i rappresentanti della Società di Revisione PriceWaterhouseCoopers.

Il Presidente comunica altresì di avere consen-

tito l'ingresso in aula ad alcuni giornalisti ed esperti, interessati per motivi professionali allo svolgimento della presente Assemblea. L'elenco di questi ospiti è a disposizione di chi fosse interessato a consultarlo.

Il Presidente innanzitutto fornisce le consuete indicazioni sulle modalità di svolgimento dei lavori assembleari.

Segnala innanzitutto la presenza del personale del servizio di assistenza assembleare, riconoscibile dagli appositi tesserini: tale personale è presente per far fronte alle esigenze tecniche e organizzative dei lavori. Alla sinistra dei presenti, in particolare, si trova il tavolo con le postazioni presso le quali saranno curate le attività di segreteria assembleare.

Prega i presenti di ricordare che non possono essere utilizzati in questo locale apparecchi fotografici o video e similari, nonché strumenti di registrazione di qualsiasi genere. In sala è funzionante un sistema di amplificazione e registrazione audio al solo scopo di facilitare la redazione del verbale.

Invita a spegnere i telefoni cellulari e ricorda che non è consentito fumare.

Desidera richiamare l'attenzione dei presenti sulle indicazioni riportate nella comunicazione contenuta nella cartella consegnata loro all'ingresso.

Fa presente che per l'odierna Assemblea le operazioni di registrazione delle presenze e di rilevazione delle risultanze delle votazioni sono gestite con l'ausilio di apparecchiature elettroniche e di una procedura informatica. Ricorda che ogni partecipante alla presente Assemblea ha ricevuto una scheda nella quale è memorizzato un codice di identificazione del Socio e delle relative azioni rappresentate. La votazione avverrà in modo palese, per alzata di mano. In caso di espressione di voto contrario o di astensione, il Socio dovrà recarsi con la propria scheda al tavolo di segreteria assembleare e, dopo aver dichiarato all'assistente del Notaro il proprio nome e cognome ed il numero delle azioni di cui è portatore, fare registrare il proprio voto dalla postazione denominata "Voto assistito".

Altrettanto faranno gli azionisti portatori di deleghe che intendono esprimere voti diversificati su una stessa proposta nell'ambito delle a-

zioni complessivamente rappresentate.
Per voto diversificato si intende il voto di chi è al tempo stesso delegato e socio ed intende votare con le proprie azioni in modo diverso rispetto a quelle per le quali è delegato, oppure è delegato da più di un socio ed ha ricevuto diverse istruzioni di voto.
I voti contrari e di astensione così espressi verranno registrati automaticamente e riportati analiticamente sul verbale dell'assemblea in esecuzione delle disposizioni dell'Allegato 3E del Regolamento Emittenti CONSOB.
Per la nomina del Collegio Sindacale è prevista una votazione, sempre a scrutinio palese, su liste di candidati. Saranno fornite dettagliate istruzioni sulla procedura di votazione per la nomina del Collegio quando arriveremo alla trattazione del relativo argomento dell'ordine del giorno.
Il Presidente ricorda che gli interventi in assemblea sono disciplinati dagli artt. 5, 6, 7 e 8 del Regolamento Assembleare, una copia del quale è contenuta nella documentazione consegnata ai presenti all'ingresso.
Coloro che intendono fare interventi sono invi-

tati a compilare l'apposita "scheda per richiesta di intervento" contenuta nella cartella.

La scheda, che può essere presentata fino a quando non sia stata chiusa la discussione, deve essere consegnata presso la postazione "Richieste Interventi" della segreteria assembleare.

Al fine di consentire la più ampia partecipazione alla discussione, invita a formulare interventi che siano attinenti all'argomento all'ordine del giorno ed a contenere la durata degli stessi in 10 minuti, come indicato nel Regolamento Assembleare. Per un ordinato svolgimento dei lavori è necessario il puntuale rispetto di questa regola.

Gli interventi avranno luogo alla postazione microfonica situata alla destra del tavolo di presidenza. Raccomanda a coloro che interverranno di prendere visione del segna-tempo posto alla sinistra del Presidente, che indica il tempo rimasto a disposizione, in modo da poter concludere l'intervento nei termini regolamentari.

Conclusi tutti gli interventi il Presidente prenderà la parola per dare riscontro alle osservazioni ed alle richieste dei Soci.

A tutti coloro che hanno fatto un intervento

sarà concessa, se richiesta, una replica di durata non superiore a 5 minuti; al termine delle eventuali repliche la discussione sarà dichiarata chiusa e si passerà alla votazione.

Come previsto dalla normativa vigente, gli interventi saranno riportati nel verbale in forma sintetica, salvo che il socio intenda far risultare integralmente le sue dichiarazioni; in tal caso invita il socio, una volta letto il proprio intervento, a consegnare al Notaro il testo da verbalizzare debitamente sottoscritto.

Per un ordinato svolgimento dell'assemblea prega i presenti, nei limiti del possibile, di non uscire dalla sala prima della conclusione dei lavori.

Chi tuttavia volesse assentarsi temporaneamente dovrà far registrare dal personale incaricato sia l'uscita sia il successivo rientro.

Prima di iniziare i lavori assembleari devono essere effettuate alcune comunicazioni riguardanti il capitale sociale ed i principali azionisti.

Il Presidente dà atto che il capitale sociale interamente sottoscritto e versato ammonta attualmente ad Euro 828.319.668,00 suddiviso in n.

828.319.668 azioni ordinarie con diritto di voto, del valore nominale di un Euro (detto importo risulta ad oggi ancora in corso di iscrizione presso il Registro Imprese di Firenze).

Il Presidente segnala peraltro che il capitale deliberato ammonta ad Euro 828.991.549,00. La differenza fra il capitale deliberato e quello sottoscritto e versato corrisponde alla parte non ancora eseguita dell'aumento di capitale sociale riservato ai beneficiari del piano di stock option rivolto ai dirigenti della Società e delle società del Gruppo, aumento di capitale deliberato dal Consiglio di Amministrazione nella riunione del 31 luglio 2003, ed i cui termini sono stati successivamente adeguati in coerenza con le operazioni riguardanti l'entità e la composizione del capitale sociale deliberate dall'assemblea straordinaria del 27 aprile 2006.

Come sappiamo le azioni della Società sono quotate in Borsa.

Segnala altresì che la Società non detiene al momento azioni proprie.

Il Presidente comunica che, in base alle risultanze del Libro dei Soci, integrate dalle comunicazioni ricevute ai sensi dell'art. 120 del

D.Lgs. 24 febbraio 1998 n. 58, e tenuto conto delle altre informazioni a disposizione, i soggetti che risultano, direttamente o indirettamente, possessori di azioni in misura superiore al 2% del capitale sociale sottoscritto e versato sono:

* Ente Cassa di Risparmio di Firenze per n. 347.453.965 azioni pari al 41,947% del capitale sociale;
* Intesa Sanpaolo S.p.A. per n. 153.898.664 azioni pari al 18,580% del capitale sociale;
* BNPParibas S.A. per n. 54.014.280 azioni pari al 6,521% del capitale sociale;
* Fondazione Cassa di Risparmio della Spezia per n. 32.398.176 azioni pari al 3,911% del capitale sociale;
* Fondazione Cassa di Risparmio di Pistoia e Pescia per n. 30.500.776 azioni pari al 3,682% del capitale sociale;
* BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia per n. 20.739.746 azioni pari al 2,504% del capitale sociale.

A tali nominativi si aggiunge quello di Julius Baer Investment Management Limited liability company, società di gestione di fondi d'investi-

mento di diritto statunitense, la quale, il 20 dicembre 2006, ha dichiarato, ai sensi dell'art. 120 del Testo Unico dell'Intermediazione Finanziaria, il possesso, a partire 4 novembre 2005, di una quota superiore al 2% del capitale sociale. Non essendo poi pervenute ulteriori comunicazioni si deve ritenere che la quota di partecipazione di tale società sia tuttora compresa fra il 2% ed il 5%.

Il Presidente segnala che alcuni azionisti aderiscono ad un patto parasociale rilevante ai sensi dell'art. 122 del Testo Unico dell'Intermediazione Finanziaria. Il patto in questione è stato stipulato il 12 aprile 2006 fra l'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia e la Fondazione Cassa di Risparmio di Pistoia e Pescia ed è stato oggetto di comunicazione alla Consob, di pubblicazione per estratto e di deposito nel Registro delle Imprese nei termini previsti dall'articolo 122 del Testo Unico e dai relativi regolamenti attuativi.

L'Ente Cassa di Risparmio di Firenze conferisce al patto una quota pari almeno al 30% del capitale sociale e quindi attualmente n. 248.495.901

azioni; la Fondazione Cassa di Risparmio della Spezia conferisce al patto n. 32.398.176 azioni, pari al 3,911% del capitale sociale, e la Fondazione Cassa di Risparmio di Pistoia e Pescia conferisce al patto n. 30.500.776 azioni, pari al 3,682% del capitale sociale.

Risultano quindi attualmente conferite complessivamente al patto n. 311.394.853 azioni pari al 37,594% del capitale sociale.

Segnala inoltre che Cassa di Risparmio di Firenze S.p.A. e la Fondazione Cassa di Risparmio della Spezia hanno stipulato, il 16 luglio 2003, un accordo per cui sono stati compiuti gli adempimenti pubblicitari e di comunicazione alla Consob previsti dall'art. 122 del Testo Unico dell'Intermediazione Finanziaria e dal relativo regolamento attuativo.

Il Presidente segnala che alcuni azionisti, in base alle vigenti disposizioni statutarie, non potranno esercitare i loro diritti di voto per tutte le azioni da questi possedute.

Nei confronti dei soci Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia e Fondazione Cassa di Risparmio di Pistoia e Pescia, quali aderenti al patto parasociale

del 12 aprile 2006 al quale prendono parte solo Fondazioni Bancarie, troveranno applicazione, solo in sede ordinaria, le limitazioni poste dall'art. 8 dello statuto sociale.

Non potranno quindi esercitare il diritto di voto le azioni che rappresentino la differenza, più una azione, fra il numero delle azioni complessivamente detenute da tali soci ed il numero delle azioni degli altri azionisti che siano presenti ed ammesse al voto al momento della votazione.

La limitazione si applicherà per ciascun socio in misura proporzionale rispetto al totale delle azioni da ciascuno presentate in Assemblea.

Il Presidente invita i partecipanti all'Assemblea a dichiarare eventuali altre carenze di legittimazione al voto ai sensi delle vigenti disposizioni di legge e dello Statuto sociale, tenuto conto anche della natura di banca della società e quindi dei limiti posti dal D.Lgs. n. 385 del 1° settembre 1993 e dalle Istruzioni di Vigilanza per le Banche.

Non vi sono dichiarazioni di alcuno in proposito.

Il Presidente fa presente che per gli argomenti all'ordine del giorno sono state redatte le in-

formative richieste dalle disposizioni di legge e regolamentari, documenti inseriti nel fascicolo che è stato consegnato ai partecipanti all'ingresso insieme con il bilancio e relativi allegati.

Dà inoltre atto che la documentazione relativa ai singoli argomenti all'ordine del giorno dell'Assemblea è stata inviata alla Consob ed è stata resa disponibile al pubblico nella Sede sociale ed attraverso i siti internet della società stessa e della Borsa Italiana S.p.A.; il tutto nei termini e con le modalità previsti dalle disposizioni del codice civile, del Regolamento Emittenti Consob e dell'art. 3 del Decreto del Ministero della Giustizia del 5 novembre 1998 n. 437.

Segnala che nella cartella consegnata ai partecipanti all'ingresso è contenuta anche copia dell'informativa sulla governo societario e l'adesione al Codice di Autodisciplina delle Società Quotate adottato dalla Borsa Italiana S.p.A..

Tale relazione, approvata dal Consiglio di Amministrazione nella riunione del 26 marzo 2007, secondo quanto disposto dalle Istruzioni al Re-

golamento dei Mercati di Borsa, è stata messa a disposizione del pubblico nella Sede sociale e per il tramite di Borsa Italiana S.p.A., a partire dall'10 aprile 2007.

Il Presidente, con il consenso unanime dei presenti, dà per letta tale informativa che verrà allegata al verbale per allegato.

Il Presidente dà quindi inizio all'assemblea in sede straordinaria e chiede che gli venga fornita la situazione dettagliata dei presenti ai fini dell'accertamento della regolare costituzione dell'Assemblea.

Comunica che sono ora rappresentate in aula numero 641.143.616 azioni ordinarie pari al 77,4029% del capitale sociale, tutte ammesse al voto. Sono presenti in aula: numero 52 azionisti in proprio e numero 124 azionisti rappresentati per delega.

Il Presidente:

- considerate le comunicazioni fatte pervenire dai depositari delle azioni ai sensi dell'art. 2370 del codice civile ai fini della partecipazione all'Assemblea, e verificata l'identità personale dei soggetti intervenuti, nonché delle deleghe presentate - documenti che sono acquisi-

ti agli atti della Società;

- considerato che, con riferimento alle norme di legge e statutarie, si ha la regolare costituzione dell'Assemblea straordinaria in prima convocazione;

dichiara, in base ai poteri conferitigli dall'art. 7 dello Statuto, l'Assemblea validamente costituita in prima convocazione in sede straordinaria.

Il Presidente informa che l'elenco nominativo dei partecipanti all'Assemblea, in proprio e per delega, con il rispettivo numero delle azioni possedute e con l'indicazione del socio delegante, in caso di delega, nonché dei soggetti votanti in qualità di creditori pignoratizi riportatori e usufruttuari - secondo quanto previsto nell'allegato 3E del Regolamento Emittenti CONSOB - è a disposizione dell'Assemblea e verrà allegato al verbale come parte integrante di esso.

Il Presidente passa quindi alla trattazione dell'**unico argomento all'ordine del giorno della parte straordinaria** (Proposte di modifiche allo statuto sociale agli articoli 6, 9, 10, 12, 15, 16, 17 e 19 per adeguamenti alle nuove normative

sulle società quotate, ed in particolare per quanto attiene le modalità di convocazione dell'assemblea, le modalità di nomina del Consiglio d'amministrazione tramite votazione per liste di candidati, le modalità di nomina del Collegio sindacale tramite votazione per liste di candidati e del presidente del Collegio, i requisiti per l'assunzione della carica di sindaco, i poteri dei sindaci di convocazione degli organi amministrativi, le modalità di nomina ed i requisiti del dirigente preposto alla redazione dei documenti contabili societari; proposte di modifiche all'articolo 7 sulle modalità ed i termini di legittimazione all'intervento in assemblea; proposte di modifiche all'art. 12 per l'attribuzione al Consiglio d'amministrazione della facoltà di deliberare le scissioni nei casi previsti dagli articoli 2505 e 2505-bis e richiamati dall'articolo 2506-ter del Codice civile) ed informa i presenti che le proposte del Consiglio sono state illustrate e motivate nella relazione informativa di cui una copia è presente nel fascicolo consegnato ai presenti all'ingresso.

Fa presente altresì che le proposte consistono

in adeguamenti del testo statutario al nuovo contesto normativo in cui devono operare le società quotate, contesto venutosi a creare con l'emanazione della legge sulla tutela del risparmio e del D.Lgs. n. 303 del 29 dicembre 2006. Tali adeguamenti del testo statutario devono essere completati, con l'iscrizione nel Registro delle Imprese, entro il prossimo 30 giugno. Il quadro normativo di riferimento doveva essere completato con l'emanazione da parte della Consob di numerosi regolamenti attuativi, emanazione che doveva avvenire entro il 31 marzo 2007. La Consob non li ha emanati entro la scadenza prefissata, ma ha comunque diffuso, nell'ambito delle procedure di consultazione pubblica con gli operatori, delle versioni in bozza di tali regolamenti.

Facendo riferimento alle prime versioni in consultazione, il Consiglio d'Amministrazione ha definito le proposte di modifica statutaria nella riunione del 12 marzo 2007. In quella sede è stato approvato il testo dell'apposita relazione informativa per il pubblico, redatta ai sensi dell'articolo 72 del Regolamento Emittenti Consob, inviata, come previsto dalla normativa, al-

la Consob ed alla Banca d'Italia a titolo d'informativa preventiva.

La Consob ha quindi, il 9 aprile 2007, diffuso, sempre a scopo di consultazione degli operatori, una seconda versione di alcuni dei citati provvedimenti attuativi, in particolare di quello che regola l'elezione tramite votazione per liste di candidati degli organi di amministrazione e controllo e di quello che regola i limiti al cumulo degli incarichi per i componenti degli organi di controllo.

Si è reso quindi necessario provvedere, il 10 aprile 2007, ad adeguare alla nuova versione del regolamento sull'elezione delle cariche sociali le proposte di modifica statutaria già approvate dal Consiglio di Amministrazione del 12 marzo. La nuova versione delle proposte è stata quindi, il giorno successivo, messa a disposizione del pubblico nella sede sociale e presso la Borsa Italiana, anche attraverso i rispettivi siti internet. Nella stessa data si è altresì provveduto ad inviare la nuova versione delle proposte alla Consob. Il 13 aprile è stata data informativa alla Banca d'Italia.

Tale ultima versione della relazione illustrati-

va delle proposte è quella che si trova anche nel materiale messo a disposizione ai presenti all'*ingresso*.

Il Presidente segnala anche che la Banca d'Italia ci ha comunicato il 24 aprile di avere esaminato le proposte ed avendole giudicate non in contrasto con il principio di sana e prudente gestione, di aver rilasciato il conseguente provvedimento di accertamento ai sensi degli articoli 56 e 61 del Testo Unico Bancario.

Presidente: confido che abbiate già avuto modo di prendere visione di tale informativa e, se non vi fossero differenti indicazioni da parte dell'assemblea, la darei quindi per letta e passerei alla discussione.

Il Presidente, con il consenso unanime dei presenti, dà per letta tale informativa.

Presidente: prima di passare alla discussione però vorrei fare altre due precisazioni.

Come vi ho già riferito, gli aggiornamenti allo statuto sociale per l'adeguamento alle nuove normative sulle società quotate sono stati predisposti prima che si venisse a creare un quadro definito in tutti gli aspetti. Per questa ragione si è cercato, per quanto possibile, in primo

luogo di formulare proposte che contengono richiami di carattere generale alle normative applicabili.

Inoltre devo ricordare che il Consiglio d'Amministrazione dispone della facoltà, introdotta nell'ambito della riforma del diritto societario, di apportare modificazioni allo statuto sociale per il suo adeguamento a disposizioni normative. L'Organo amministrativo può intervenire solo per eseguire dei semplici aggiustamenti tecnici, che non comportino l'adozione di scelte di carattere discrezionale su aspetti qualificanti della vita societaria. Tali scelte restano, naturalmente, di competenza dell'assemblea dei soci.

Pertanto, se dopo la conclusione della presente assemblea, a fronte di un quadro normativo meglio delineato, si manifestasse l'esigenza di apportare nuove modificazioni allo statuto, queste potranno anche essere decise in sede di Consiglio di Amministrazione.

Per queste ragioni ritengo opportuno mantenere la proposta all'assemblea affinché i principali adeguamenti alle nuove normative avvengano in questa sede, senza procedere alla convocazione

di una nuova assemblea straordinaria.

Tale scelta è stata adottata da molte delle società quotate, con particolare riguardo alle banche.

Il Presidente dichiara aperta la discussione sul primo argomento all'ordine del giorno e invita tutti gli interessati a presentare richieste di intervento, qualora non l'avessero già fatto, a recarsi, con l'apposita scheda, presso la postazione di raccolta interventi.

Il Presidente invita la prima persona che ha richiesto di intervenire a raggiungere il podio ricordando a tutti i soci che l'argomento ora in discussione è quello relativo alla parte straordinaria dell'assemblea, con la modifica di alcuni articoli dello Statuto.

Presidente: prego il Signor Citi che interviene per primo, ad attenersi, in questa fase, esclusivamente agli adeguamenti dello statuto. Grazie.

Il Signor Giancarlo Citi (portatore di n. 33.449 azioni per delega) ritiene in ogni caso di dover fare riferimento al fatto che su questi punti si è già intervenuti nelle precedenti assemblee, quando fu necessario procedere ad un adeguamento in termini protettivi a seguito dell'entrata in

vigore del cosiddetto Decreto Eufemi per combattere una minaccia all'autonomia di questa Cassa.

Presidente: il Decreto Eufemi non esiste più, si attenga all'ordine del giorno altrimenti le devo togliere la parola.

Il Signor Giancarlo Citi lamenta che siano state raggruppate tutta una serie di modifiche in un unico punto all'ordine del giorno.

Presidente: sono modifiche imposte dalla Legge 262 del 2005 e non sono collegate con il problema da Lei citato.

Il Signor Giancarlo Citi ricorda come furono modificati i criteri di esercizio del voto per liste in quanto il decreto Eufemi prevedeva il congelamento, ai fini del voto, della parte di nostre azioni in mano all'Ente eccedenti una certa soglia impedendo così all'Ente stesso di sviluppare il ruolo di azionista di riferimento e come furono apportate modifiche che, grazie anche alla vicinanza della Cassa di Risparmio di Genova, potessero consentire di poter mantenere, anche con gli altri Enti partecipanti, questa nostra capacità di gestione della Banca stessa.

Presidente: capacità di gestione è un'inesattezza giuridica che non esiste nella legge.

Il Signor Giancarlo Citi intendeva riferirsi ad una gestione attiva.

Presidente: non conosco gestioni passive.

Il Signor Giancarlo Citi chiede che gli sia dato il tempo previsto per il suo intervento ed afferma che il Presidente non può pensare di fare un'assemblea in cui tutti gli battano le mani.

Presidente: Lei è veterano di queste assemblee e sa bene che non è così.

Il Signor Giancarlo Citi chiede che gli venga consentito di esprimere un concetto che, pur provinciale, possa essere valutato. Pensa che il Presidente, come tanti altri personaggi del passato, ritenga inutile la democrazia visto che loro già pensano per tutti. Auspica che, anche se plebeo, gli sia permesso di esprimere alcuni concetti.

Presidente: si attenga all'ordine del giorno, perché questo suo modo colorito di intervenire è scortese verso gli altri soci in quanto occupa dello spazio inutilmente, visto che fino ad ora non ha espresso alcun concetto. Lei non può introdurre, indirettamente, argomenti che non sono attinenti all'ordine del giorno. Le consiglio piuttosto di scrivere sui giornali. L'assemblea

deve seguire delle regole stabilite.

Il Signor Giancarlo Citi afferma di non avere i mezzi per scrivere sui giornali e che il Presidente sa meglio di lui come funzionano queste cose.

Presidente: siamo in due, allora, a non avere mezzi.

Il Signor Giancarlo Citi ribadisce come questi argomenti avrebbero meritato di essere sviluppati in una maniera più articolata, mentre sono stati invece raggruppati. Ritiene fosse opportuno che le modifiche fossero illustrate articolo per articolo.

Presidente: ma ha letto le modifiche proposte? Non capisco a cosa si riferisca.

Il Signor Giancarlo Citi dichiara di riferirsi, ad esempio, all'articolo dove si prevede il potere del solo Consiglio di Amministrazione di vendere una società partecipata, laddove ne detenga il 90% e ritiene che si tratti di argomento importante.

A suo avviso erano argomenti che meritavano un maggiore approfondimento.

Ribadisce che il suo intervento è volto ad ottenere più spazio alle modifiche statutarie propo-

ste perché tutti possano capire meglio le motivazioni delle modifiche.

Presidente: si esprima meglio.

Il Signor Giancarlo Citi chiarisce come, per esempio, fosse importante da valutare meglio, come ha già detto, l'articolo dove si dà il potere al Consiglio di Amministrazione di vendere aziende già possedute al 90%.

Presidente: Lei vorrebbe quindi andare contro legge: non si tratta di facoltà del Consiglio a vendere; già il codice consente le fusioni di società controllate con una quota di almeno il 90% e con la modifica di legge che si propone di recepire è consentito anche per le scissioni. Le aziende, Signor Citi, vanno gestite.

Il Signor Giancarlo Citi afferma che però parecchi, se non le sanno gestire, le vendono.

Presidente: ne riparleremo. Grazie. Nessun altro chiedendo la parola, dichiaro chiusa la discussione.

Il Presidente sottopone all'approvazione dell'assemblea la proposta di deliberazione della cui lettura incarica il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni.

Segretario del Consiglio di Amministrazione

Dott. Armando Guardasoni: sottopongo quindi alla Vostra approvazione la proposta di deliberazione, di cui verrà data lettura qui di seguito. Prima di leggere la proposta faccio presente che il Consiglio d'Amministrazione, nella riunione che si è tenuta prima che iniziasse questa assemblea, ha ritenuto opportuno, valutati anche qualificati suggerimenti esterni, apportare una variante alle proposte di modifica statutaria. Si tratta semplicemente di una precisazione che riguarda l'art. 16, che regola l'elezione del Collegio Sindacale.

Nel testo che vi è stato presentato la lista di minoranza cui deve essere garantita, per legge, la nomina di un componente effettivo del Collegio, è indicata con i termini "lista risultata seconda per numero di voti espressi" o "seconda lista".

E' invece opportuno utilizzare delle dizioni che siano il più possibile aderenti al testo di legge. Quindi, nella proposta che leggerò, la lista di minoranza sarà identificata come quella delle liste, diverse da quella di maggioranza, che avrà ottenuto il maggior numero di voti e che non sia collegata appunto alla lista di maggio-

ranza stessa.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura della proposta di delibera sull'**unico punto all'ordine del giorno per la parte straordinaria**, che qui di seguito si riporta:

"L'assemblea straordinaria dei soci della Cassa di Risparmio di Firenze S.p.A. riunitasi il 26 aprile 2007, vista la Relazione del Consiglio di Amministrazione, delibera di apportare allo Statuto Sociale le seguenti modificazioni e integrazioni.

Al 5° comma dell'articolo 6, inserire, fra le parole "Fermi i poteri di convocazione" e "previsti", l'inciso "e d'integrazione dell'ordine del giorno", nonché sostituire alle parole "nella Gazzetta Ufficiale della Repubblica" le parole "sul quotidiano Il Sole 24 Ore".

Al 1° comma dell'articolo 7 riformulare l'intero primo periodo affinché esso vada scritto come segue: "Per la partecipazione all'Assemblea è necessario che alla Società pervenga la comunicazione dell'intermediario ai sensi dell'art. 2370 2° comma del codice civile, almeno due giorni non festivi prima della data prevista per

la riunione.".

Ai punti (iv) e (vii) del 4° comma dell'articolo 9 sostituire alle parole "fra i quali intercorra un rapporto di controllo" le parole "appartenenti ad un medesimo gruppo, e quindi il controllante e tutte le entità da questi, direttamente o indirettamente, controllate,".

Al punto (v) del 4° comma dell'articolo 9 inserire fra le parole "nell'assemblea ordinaria" e "al fine di comprovare" l'inciso "ovvero, se inferiore, della diversa misura stabilita dalle disposizioni regolamentari della Consob ai sensi dell'art. 147-ter del Decreto Legislativo n. 58 del 24 febbraio 1998".

Al punto (ix) - lettera (b) - del 4° comma dell'articolo 9 sostituire alle parole "Comunque, in presenza di più liste, almeno un Amministratore dovrà essere tratto dalla lista risultata seconda per numero di voti. Gli Amministratori così assegnati alla lista di maggioranza verranno" le parole "E' altresì nominato Amministratore il primo candidato della lista che non risulti collegata, anche indirettamente, con i soci che hanno presentato o votato la lista risultata prima per numero di voti espressi, secondo quan-

to stabilito dal 3° comma dell'art. 147-ter del D.Lgs. n. 58 del 24 febbraio 1998. I candidati così nominati saranno".

Al punto (ix) - lettera (d) - del 4° comma dell'articolo 9, inserire, fra le parole "lista di maggioranza" e "nei termini", le parole "ed alla prima delle restanti liste ad essa non collegate".

Al punto (ix) - lettera (g) - del 4° comma dell'articolo 9, sopprimere le parole "o sia presentata una sola lista".

Al 1° comma dell'articolo 10, sostituire alle parole "dal Collegio Sindacale" le parole "da ciascuno dei Sindaci".

Al 2° comma dell'articolo 12, sostituire alle parole "la fusione nei casi previsti dagli articoli 2505 e 2505 bis" le parole "la fusione e la scissione nei casi previsti dagli articoli 2505 e 2505 bis, e richiamati dall'articolo 2506-ter".

Al 5° comma - lettera b) - dell'articolo 12, sostituire all'attuale formulazione la seguente: "la nomina del Direttore Generale, di uno o più Vice Direttori Generali e del Dirigente preposto alla redazione dei documenti contabili societari, nonché la revoca, sospensione, rimozione e

cessazione dall'incarico degli stessi;".

Al 6° comma dell'articolo 15, sostituire alle parole "onorabilità e professionalità" l'espressione "onorabilità, professionalità e indipendenza", nonché sopprimere il secondo periodo dello stesso comma.

Riformulare l'attuale articolo 16 in modo che esso vada a recitare come segue.

"La nomina del Collegio Sindacale avverrà sulla base di liste presentate dai soci secondo le procedure di seguito specificate e comunque in conformità di quanto stabilito dall'art. 148 comma 2 del D.Lgs. n. 58 del 24 febbraio 1998 e delle relative disposizioni attuative.

A tal fine vengono presentate, nei termini e nei modi previsti dalle normative applicabili, liste di nominativi di candidati. Le liste si compongono di due sezioni, una dedicata ai candidati alla carica di sindaco effettivo, l'altra dedicata ai candidati alla carica di sindaco supplente. In ciascuna sezione deve essere presente almeno un candidato; i nominativi sono elencati mediante un numero progressivo.

Per ogni nominativo è indicata la sussistenza o meno dei requisiti di cui all'art. 15 3° comma

del presente statuto, che dovranno essere posseduti almeno dal primo candidato di ciascuna sezione di ogni lista presentata. Le liste sono altresì corredate della documentazione e delle informazioni richieste dalla normativa applicabile ed in ogni caso delle dichiarazioni con le quali i singoli candidati accettano la loro candidatura ed attestano, sotto la propria responsabilità, la sussistenza dei requisiti prescritti dalla normativa vigente per l'assunzione della carica. Ogni candidato potrà essere proposto in una sola lista a pena di ineleggibilità.

Per quanto riguarda la quota minima di partecipazione necessaria per la presentazione delle liste, e per la relativa documentazione comprovante il possesso di tale requisito, si osservano le disposizioni di legge e regolamentari in materia, nonché quelle del presente statuto che regolano l'elezione del Consiglio d'Amministrazione, ed in particolare l'articolo 9 comma 4° numero (v).

La lista per la presentazione della quale non siano state osservate tutte le previsioni di cui sopra è considerata come non presentata.

Ogni socio, o gruppo di soci interconnessi, in-

tendosi per tali i soci fra i quali intercorra uno dei rapporti indicati all'art. 9 comma 4° numeri (iv) o (vii), non potrà presentare o votare più di una lista, anche se per interposta persona o per il tramite di società fiduciarie. Ogni socio che abbia concorso alla presentazione di una lista potrà votare solo per tale lista.

Risulteranno eletti sindaci effettivi i primi due candidati della relativa sezione della lista che avrà ottenuto il maggior numero di voti e il primo candidato della relativa sezione di quella delle restanti liste che avrà ottenuto il maggior numero di voti e che non sia collegata alla prima ai sensi del 2° comma dell'art. 148 del D.Lgs. n. 58 del 24 febbraio 1998 e relative disposizioni attuative. Risulteranno eletti sindaci supplenti il primo candidato della relativa sezione della lista che avrà ottenuto il maggior numero di voti ed il primo candidato della relativa sezione di quella delle restanti liste che avrà ottenuto il maggior numero di voti e che non sia collegata, come sopra specificato, alla prima. In caso di parità di voti fra due o più liste risulteranno eletti sindaci i candidati più anziani fino a concorrenza dei posti da as-

segnare.

La presidenza spetta al candidato eletto nella lista dalla quale sia stato eletto un solo sindaco effettivo.

In caso di sostituzione di un sindaco effettivo tratto dalla lista che ha ottenuto il maggior numero di voti subentrerà il supplente tratto dalla medesima lista, analogamente per la sostituzione del sindaco effettivo tratto dalla lista di minoranza, come sopra specificata, subentrerà il supplente tratto dalla medesima lista, che assumerà la Presidenza del Collegio.

Nel caso in cui sia presentata una sola lista, o comunque non risulti presente un'ulteriore lista non collegata a quella risultata prima per numero di voti espressi, i Sindaci effettivi e supplenti saranno tratti dalla prima o unica lista secondo l'ordine di elencazione. Il primo candidato della sezione dedicata ai sindaci effettivi sarà nominato Presidente del Collegio.

Per le nomine dei componenti effettivi e supplenti per qualsiasi ragione non nominati ai sensi del procedimento di cui ai commi precedenti, l'Assemblea delibera con le modalità di cui all'articolo 8.

La nomina dei Sindaci per l'integrazione del Collegio a norma dell'art. 2401 del codice civile è effettuata dall'Assemblea con le modalità di cui all'articolo 8. Nel caso in cui sia necessario provvedere al reintegro di componenti eletti dalla minoranza, prima della votazione il Presidente esclude dal voto le azioni presenti in assemblea di cui sia titolare il socio, o il gruppo di soci fra loro interconnessi ai sensi del 5° comma che precede, detentore, anche congiuntamente nel caso di soci interconnessi, della più elevata quota di partecipazione al capitale sociale, determinata sulla base delle risultanze del libro soci, delle comunicazioni obbligatorie effettuate dai soci e di ogni altra informazione disponibile alla società.

Le azioni escluse dal voto ai sensi del comma precedente sono comunque computate ai fini della regolare costituzione dell'Assemblea, ma non anche ai fini della maggioranza richiesta per l'approvazione delle deliberazioni assembleari.".

All'articolo 17, aggiungere un ulteriore terzo periodo così formulato: "Ciascun sindaco individualmente può altresì convocare il Consiglio di Amministrazione ed il Comitato Esecutivo." .

All'articolo 19 modificare la rubrica da "Direttore Generale" a "Direzione Generale" ed aggiungere, dopo l'attuale 5° comma, altri due commi così formulati:

"Il Consiglio d'Amministrazione nomina, previo parere del Collegio Sindacale, il dirigente preposto alla redazione dei documenti contabili societari ai sensi dell'art. 154-bis del D.Lgs. n. 58 del 24 febbraio 1998. Possono essere chiamati a ricoprire tale incarico solamente soggetti che abbiano maturato un'esperienza almeno triennale nel settore amministrativo attraverso l'esercizio di attività direzionali, professionali o di docenza universitaria.

Il dirigente preposto alla redazione dei documenti contabili societari è posto a capo di una struttura organizzativa che, nell'organigramma aziendale, deve riportare direttamente al Direttore Generale, ovvero ad organi sovraordinati al Direttore Generale.".

Restano invariati i rimanenti commi ed articoli.

L'assemblea delibera altresì di conferire al Presidente, nonché, se del caso, ai soggetti facoltizzati dallo statuto sociale a sostituirlo in caso di assenza o impedimento di questi, pie-

ni poteri per svolgere presso il Registro delle Imprese tutte le pratiche conseguenti alle deliberazioni come sopra assunte e per apportare alle deliberazioni stesse quelle varianti, aggiunte e soppressioni (che non modifichino sostanzialmente il contenuto della delibera) che venissero eventualmente richieste in sede di iscrizione nel Registro delle Imprese e/o dagli Organi di Vigilanza, nonché per effettuare ogni altro atto che si rendesse necessario od opportuno per la migliore esecuzione delle deliberazioni stesse.".

Il Presidente mette quindi in votazione, per alzata di mano, la deliberazione sull'unico argomento dell'ordine del giorno della parte straordinaria.

Il Presidente comunica che, dopo prova e controprova, la proposta è stata approvata a maggioranza, con il voto contrario dei seguenti azionisti:

1) Bianconi Giuliano n. 1.279 azioni per delega;

2) Riccardo Lombardi n. 284 azioni in proprio;

3) Fausto De Santis n. 554 azioni in proprio;

4) Antonio Sementilli n. 520 azioni in proprio;

5) Emilio Edoardo Meiattini n. 519 azioni in

proprio;

6) Stefano Marini n. 553 azioni in proprio;

7) Massimo Terzani n. 1.417 azioni per delega;

8) Patrizio Benvenuti n. 284 azioni in proprio;

9) Pierpaolo Stronchi n. 284 azioni in proprio;

10) Franca Cherici n. 554 azioni in proprio;

11) Massimiliano Lanzini n. 520 azioni in proprio;

12) Giancarlo Citi n. 33.449 azioni per delega,

e con l'astensione dei seguenti azionisti:

1) Paolo Minigrilli n. 283 azioni in proprio;

2) Stefano Ventisette n. 718 azioni in proprio;

3) Stefano Pezzola n. 302 azioni in proprio;

4) Roberta Biagi n. 2.572 azioni per delega del Socio Alaska Electrical Pension Plan.

Il Presidente precisa che le modificazioni statutarie deliberate da questa assemblea straordinaria saranno eseguibili a seguito dell'iscrizione di questa delibera nel Registro delle Imprese.

Il Presidente dichiara chiusa l'Assemblea straordinaria alle ore 12.00.

PARTE ORDINARIA

Il Presidente dichiara che l'Assemblea prosegue in sede ordinaria.

Presidente: Prima di passare agli argomenti posti all'ordine del giorno per la parte ordinaria, desidero fare a Voi, per chiarezza di coloro che seguono la Cassa di Risparmio di Firenze, alcune considerazioni.

Il Consiglio di Amministrazione della Banca ha esposto le sue considerazioni nella lettera agli azionisti allegata al Bilancio 2006.

Quale Presidente di BANCA CR Firenze Spa, quotata alla Borsa Valori di Milano, avevo fino ad ora considerato di non esprimere opinioni ma, nella polemica sul futuro di Banca CR Firenze da alcuni suscitata sulla stampa, è stata più volte coinvolta la mia persona affermando tra l'altro che ne promuovo con entusiasmo la vendita.

Poichè l'andamento in Borsa del titolo Banca CR Firenze potrebbe essere ulteriormente toccato da tali affermazioni, sono costretto a precisare.

Sottintendendo per brevità le sentenze della Corte Costituzionale, le disposizioni di Legge, i decreti Legge, i Decreti delegati, i Regolamenti, le disposizioni, le circolari di Banca d'Italia e Vigilanza e di Consob degli ultimi diciassette anni dalla Legge 218/1990 (Legge Amato) alla Legge sul Risparmio 262/2005; non credo che tut-

ti quelli che hanno polemizzato sulla stampa abbiano esatta cognizione di tale immenso corpus iuris; quando non si ha tempo o voglia di documentarsi allora si fantastica, si fanno illazioni per rimanere coerenti con se stessi e così si perde il contatto con la realtà.

Cassa di Risparmio di Firenze, Società per Azioni, sorse nel 1992 per conferimento dall'Ente Cassa di Risparmio di Firenze, disposto per Legge; fu allora che avvenne la rottura della storia delle Casse di Risparmio Italiane.

La legge 218 del 1990 (detta Legge Amato) stabilì che le antiche Casse di Risparmio definite Enti nel testo della Legge, conferissero le rispettive Aziende Bancarie in Società per Azioni all'uopo costituite; le antiche Casse di Risparmio modificatesi in Enti divennero così azionisti delle Banche conferitarie Società per Azioni; tali Enti mantennero quindi gli scopi originari di utilità sociale delle antiche Casse di Risparmio: assistenza alla cultura, all'arte, alla scienza e di beneficenza, nei territori di riferimento o verso soggetti meritevoli di attenzione od operando direttamente per iniziative proprie, realizzando così il sostegno dell'eco-

nomia dei territori di riferimento.

Pertanto, nel nostro caso rimase all'Ente Cassa di Risparmio di Firenze, come è previsto nella Legge e nel proprio statuto, quello scopo per cui era nata la Cassa di Risparmio di Firenze, ovviamente aggiornato per l'irrevocabile passare del tempo che di per sè porta cambiamenti costanti nella società civile, per cui anche l'antica nostra Cassa di Risparmio nel 1992 non era certo più soltanto quella fondata nel 1829.

Chi vuole sostenere la tradizione, la coerenza e la storia della Cassa di Risparmio di Firenze deve, documentandosi, comprendere che la continuazione della originaria Cassa di Risparmio di Firenze è oggi l'Ente Cassa di Risparmio di Firenze per gli scopi di alto profilo sociale e morale che questa istituzione continua con manifesta prova di tutte le iniziative che o sostiene o direttamente produce.

La Banca Cassa di Risparmio Società per Azioni, divenne per Legge Amato lo strumento patrimoniale tramite i cui utili e relativi dividendi, l'Ente poteva operare.

A tale profondo cambiamento l'esecutivo delle Casse di Risparmio Spa ed in primis quello della

Cassa di Risparmio di Firenze Spa si applicò con particolare impegno professionale e nel corso degli anni tale sforzo culturale è giunto a compimento. Oggi l'Esecutivo della Cassa di Risparmio di Firenze, che dal 17 Luglio 2000 ha accettato la sfida della quotazione alla Borsa di Milano, ha conseguito la cultura bancaria atta a sostenere la competizione con le altre Banche da sempre Società per Azioni.

La Cassa di Risparmio di Firenze Spa, alla chiusura dell'esercizio 1992 aveva 197 sportelli e presentò un bilancio con utili per Euro 56 milioni.

Alla chiusura dell'esercizio 1993 la Cassa di Risparmio di Firenze Spa aveva 216 sportelli ed il suo bilancio di quell'anno presentò utili per Euro 6 milioni. L'apertura di 19 sportelli in un esercizio, e una aggressiva politica del credito svolta dal Direttore Generale dell'epoca Giovanni Pagliai produsse impennata delle sofferenze, notevoli difficoltà alla Banca e la ispezione di Banca d'Italia, condotta dal Settembre 1993 al Febbraio 1994, chiese con le sue "constatazioni" le dimissioni dell'intero Consiglio di Amministrazione della Banca.

All'epoca la Cassa di Risparmio di Firenze era controllata per il 50,3% dalla Holding Casse Toscane Spa di cui l'Ente deteneva soltanto il 45%; gli altri Azionisti della Cassa erano per il 40% l'Ente, per il 4,4% Fondiaria Spa, per il 2,6% Banco di Sardegna, per lo 0,9% Cassa di Risparmio Vittorio Emanuele (di Sicilia), per lo 0,9% Cassa di Risparmio di Genova, per lo 0,9% Cassa di Risparmio di Padova e Rovigo. Per la prima volta nel 1990 introducendovi Fondiaria SpA e le altre era stato aperto verso terzi il capitale della Cassa di Risparmio di Firenze dopo che questa per effetto di un non riuscito intervento su Cassa dei Risparmi di Prato aveva dovuto ricostituire parte del proprio capitale.

Era accaduto che nel sovvertimento prodotto dalla Legge Amato si era ritenuto opportuno concentrare nella Holding Bancaria Casse Toscane Società per Azioni, all'uopo costituita nel 1992, il controllo delle Casse di Risparmio di Firenze, di Pistoia, di Lucca, di Pisa, di Livorno, di San Miniato e di Banca del Monte di Lucca. Lo statuto della Holding Casse Toscane prevedeva quorum del 75% per votare sia nel Consiglio di Amministrazione, sia nell'Assemblea. Per conse-

guire tale progetto, la partecipazione di controllo di CR Firenze Spa, che dalle valutazioni fatte, risultava valere il 54% di tutti gli altri conferimenti di controllo trasferiti alla Holding, fu conferita dall'Ente ricevendo soltanto il 45% della Holding, altrimenti le altre Fondazioni non avrebbero conferito il controllo delle loro conferitarie; in concreto l'Ente Cassa di Risparmio di Firenze aveva perso il controllo della propria Azienda Bancaria Cassa di Risparmio di Firenze Spa senza contropartita.

Merita inoltre ricordare che la partecipazione di Banca Cassa di Risparmio di Firenze in Findomestic Spa era all'epoca del 33,5%, quella di CR Pistoia del 2,5%, quella di Compagnie Bancarie (poi Paribas, oggi BNP Paribas) era del 42% ed il Banco di Sardegna deteneva il 22%, e lo Statuto prevedeva la prelazione proporzionale.

Nel frattempo era entrato in vigore con effetto 1° Gennaio 1994 il testo Unico Bancario con D.Lgs. n. 365 del 1993 che imponeva alle Holding bancarie comportamenti particolarmente vincolanti e di responsabilità.

Il Consiglio di Amministrazione da me presieduto prese ruolo con l'Assemblea del 18 Luglio 1994.

Da quel momento la Banca rimise ordine nel suo assetto; fu sciolta la holding Casse Toscane e l'Ente CR Firenze ricostituì la sua intera partecipazione del 91% circa del capitale della Banca; le aziende partecipate tornarono in utile; fu conseguito il controllo del 50% di Findomestic; la Banca tra il 1997 ed 2004 assunse il controllo delle Casse di Risparmio Pistoia, Orvieto, Civitavecchia, Mirandola e La Spezia.

Nel frattempo, per effetto della Legge 461 del 1998 (cosiddetta Legge Ciampi) e relativo decreto Legge attuativo n. 153 del 1999 (che imponeva alle Fondazioni di lasciare il controllo delle Banche conferitarie pena la perdita della natura di Enti privati no profit) con patti del 15 Novembre 1999 l'Ente Cassa di Risparmio di Firenze cedeva il 15% del suo capitale azionario a Sanpaolo IMI Spa (che deteneva già il 4,5% riveniente da una sistemazione di rapporti con Fondiaria Spa) ed il 3,5% a Paribas (oggi BNP Paribas) che aveva rilevato in precedenza il 2,6% del capitale di CR Firenze dal Banco di Sardegna e lo 0,9% da Sicilcassa.

L'Ente CR Firenze, inoltre mettendo a disposizione il 25% del suo capitale per il flottante,

consentì che Cassa di Risparmio di Firenze Spa, in soli tre mesi, sotto la denominazione aggiornata di Banca CR Firenze, si quotasse alla Borsa Valori di Milano, ponendo a listino il 17 Luglio 2000 il proprio titolo (valore calcolato dopo il raggruppamento) ad Euro 1,88; oggi il titolo quota Euro 5,88.

L'Ente Cassa di Risparmio di Firenze rimase con una partecipazione del 48%, scesa poi al 42% per effetto dell'ingresso nel capitale di Banca CR Firenze delle Fondazioni CR Pistoia e CR La Spezia.

L'assiduo lavoro del Consiglio di Amministrazione, della Direzione Generale di Paolo Campaioli e di quella successiva di Lino Moscatelli con l'abnegazione e la professionalità di tutto l'Esecutivo della Banca e delle controllate, ha in questi anni sviluppato l'attività del Gruppo in sette Regioni, con 555 sportelli (nel 1993 la Banca ne aveva 215) oltre a Centri Imprese e Negozi finanziari. L'esercizio 2006 ha chiuso con utili per circa Euro 250 milioni, presentando il miglior bilancio della storia della Banca. Oltre al lavoro degli attuali membri del Consiglio di Amministrazione deve essere ricordato con grati-

tudine il lavoro svolto fino all'Assemblea dell'aprile 2006 anche dai Consiglieri Dott. Giampiero Busi, Prof. Francesco Corsi, Dott. Ambrogio Folonari, Dott. Lionardo Ginori Lisci e Prof. Pier Giovanni Marzili avvicendati nella carica.

Oggi Banca CR Firenze capitalizza in Borsa circa Euro 4.600 milioni (controvalore di circa 9.000 miliardi di lire: quando questo Consiglio prese ruolo la Banca aveva un capitale sociale di circa 1.000 miliardi di lire). Oggi l'Ente Cassa di Risparmio di Firenze con il 42% della Banca detiene un valore di circa 4 volte superiore al 91% che deteneva nel 1999; A chi si domanda se era opportuna la quotazione questa è la risposta: la quotazione fu possibile per il livello di efficienza raggiunto dalla Banca altrimenti l'Ente avrebbe dovuto cedere già all'epoca la Banca come è stato da parte di Fondazioni che non hanno potuto proporre alla quotazione le loro conferitarie per assenza delle qualità necessarie.

Oggi la Banca nelle agenzie di rating è collocata nel piccolo gruppo delle migliori del sistema bancario.

La Banca dal 1997 è rappresentata nei più alti consessi del sistema bancario; ha avuto per due volte la Vice presidenza di ABI ed è presente nel Comitato di Gestione del fondo interbancario e tutela dei depositi; la Banca in questi anni ha decuplicato il suo valore.

Tutto bene dunque, tutto al meglio?

Il Presidente della Banca, il Consiglio di Amministrazione, la Direzione Generale hanno sempre dichiarato nelle Assemblee e in altre assise ufficiali, di sostenere l'autonomia del Gruppo Bancario Banca CR Firenze ed hanno lavorato per questo.

Però gli anni 2005 e 2006 sono stati epocali nella storia del sistema bancario italiano: un Governatore della Banca d'Italia è caduto sull'Opa "amichevole", si sono verificati tra banche italiane raggruppamenti di dimensioni europee, sono entrati in forze grandi banche estere.

Questi eventi evidentemente non sono e non potevano essere sotto il nostro controllo; sono avvenuti per le fredde regole del mercato (siamo nell'anno 2007 e "purtroppo per molti di noi" non più nel *Granducato* di Toscana!).

Possiamo essere orgogliosi del nostro operato

svolto fino ad oggi? Non basta: la capitalizzazione attuale di Banca CR Firenze in Borsa è inferiore agli utili di un anno di Gruppi bancari quali Santander, BNP Paribas, Unicredito ed Intesa-Sanpaolo, soltanto per nominarne alcuni.

L'OPA non è più amichevole od ostile, vi è soltanto l'OPA regolata dal Decreto Legge 58 del 1998 e suoi aggiornamenti che la rendono fra le più aperte del sistema europeo.

Non mi dilungo per brevità sugli aspetti tecnici di tale potenziale evento; ricordo soltanto che in tal caso cadono tutti i patti parasociali ed i patti di consultazione e, per Legge, l'Ente Cassa di Risparmio di Firenze non può contrastarla, ammesso che ne possa avere la possibilità finanziaria.

A specifica richiesta dell'Ente CR Firenze, ci siamo presi la responsabilità di segnalare questa eventualità. Non proprio con "entusiasmo", ma altrimenti nel nostro ruolo saremmo stati o inadeguati o incoscienti.

Inoltre per il sistema bancario italiano si presenta un periodo di dura competizione: Basilea 2, i provvedimenti liberalizzatori del Ministro Bersani, i provvedimenti SEPA e MIFID, contrar-

ranno gli utili delle Banche? Non sappiamo; possiamo però constatare che nel frattempo le grandi Fondazioni bancarie hanno portato le loro aziende bancarie in grandi raggruppamenti: in Unicredito la Fondazione CR Torino, la Fondazione CR Verona, la Fondazione CR Cassa Marca; in Intesa-Sanpaolo la Fondazione Compagnia di Sanpaolo, la Fondazione CR Cariplo, la Fondazione CR Padova, la Fondazione CR Bologna, senza mantenere una partecipazione diretta in ciascuna delle loro conferitarie.

Allora tutti o "furbi" o "bischeri", come sulla stampa è stato detto da qualcuno?!

Niente affatto. Queste Fondazioni tutte guidate da personalità di alto livello culturale hanno dovuto adeguare la tradizione (Istituto Sanpaolo di Torino viveva dal 1500, la Cassa di Risparmio delle Provincie Lombarde fu costituita sette anni prima della nostra) e il sentimento alla realtà, alle disposizioni di Legge, ai conseguenti effetti non certamente con "entusiasmo", ma con senso di responsabilità.

Anche il radicamento territoriale è stato fino ad oggi considerato un valore incontrovertibile, privilegio delle Casse di Risparmio. Questo van-

taggio sta oggi mutando i suoi effetti; le imprese e le generazioni più giovani operano ormai con le banche e quindi anche con Banca CR Firenze prevalentemente tramite sistemi informatici; la delocalizzazione delle imprese ha suggerito a Banca CR Firenze di investire intanto nell'acquisto del 56% di Banca Daewoo in Romania oggi denominata Banca CR Firenze Romania per continuare a mantenere il collegamento con le imprese dell'Italia Centrale che peraltro chiedono sempre più assistenza per il loro dimensionamento e per affrontare mercati sempre più lontani. In questo quadro per mantenere una forte presa sul mercato di riferimento, sono richiesti importanti investimenti in uomini e processi informatici che richiedono altrettante disponibilità finanziarie e tutto questo non una tantum, ma in continuo.

Comunque si dice che le Banche medie possono vivere in un loro comodo enclave; i Consulenti dell'Ente Cassa di Risparmio di Firenze, di primario standing internazionale, affermano che questo può avvenire soltanto con aggregazioni! Con ottimizzazioni delle minorities! Con outsourcing, con le evidenti conseguenze! Anche il

Gruppo BNP Paribas sostiene che la Banca possa continuare "in autonomia" soltanto con la forte partnership di un grande Gruppo bancario internazionale, e si è proposta con una lettera di proponimenti del 19 aprile e non con un progetto alternativo a quello che l'Ente ha deciso di esaminare.

La Banca non ha esatta contezza, perché quotata, delle trattative in corso tra Soci (il Consiglio di Amministrazione giudicherà per il mercato il progetto una volta esplicitato il testo definitivo): da segnalazioni ricevute dall'Ente, e di dominio pubblico seppur in forma inesatta, risulta però che l'Ente permuterà (quindi niente fusioni o incorporazioni) una parte delle azioni di Banca CR Firenze con azioni di Intesa-Sanpaolo, entrando con pari dignità nell'attuale consesso delle Fondazioni Bancarie che contribuiscono alla sua stabilità, mantenendo - unica tra le grandi Fondazioni bancarie - una partecipazione del 10% in Banca CR Firenze (il 10% oggi, con la recente riforma in materia di Società commerciali, è minoranza qualificata con specifici poteri garantiti dal Codice Civile).

Il voto dell'Ente nello statuto redatto con

clausole di garanzia, sarà determinante per l'autonomia giuridica, l'autonomia operativa, la denominazione, la sede e le operazioni sul capitale sociale e per le modifiche dello statuto in tali materie.

Alla Banca è stata proposta l'acquisizione del 96% della Holding Casse del Centro, che controlla la Cassa di Risparmio di Città di Castello, di Spoleto, di Foligno, di Rieti, di Terni, di Viterbo, di Ascoli Piceno e partecipa alla CR di Fano, tutte oggi con ottimi Roe e rapporto costi/ricavi.

Banca CR Firenze (evidentemente come sub holding del Gruppo Intesa-Sanpaolo) controllerebbe così, con le sue già controllate, dodici Casse di Risparmio e diverrebbe in Italia Centrale prevalente a tutte le altre Banche del sistema, potrebbe aumentare gli affidamenti, potrebbe ancor meglio assistere le piccole e medie imprese che vorranno misurarsi anche sui mercati internazionali. Il dialogo tra la prestigiosa (così riconosciutaci) cultura bancaria del Gruppo Bancario CR Firenze per il ruolo che riveste in Italia centrale, e quella ormai internazionale del grande Gruppo allargato Intesa-Sanpaolo potrà

produrre a favore di tutti gli interessati un circuito particolarmente virtuoso.

L'Ente Cassa di Risparmio mantiene così ancorata ai territori di riferimento Banca CR Firenze e le sue attuali e prossime controllate.

Naturalmente la "fazione" è nella cultura dei fiorentini; non so quanti partecipino ora al capitale azionario di Banca CR Firenze; i fiorentini sono stati invitati più volte in Convegni e Assemblee di Banca CR Firenze ad acquistare sue azioni, rinnovellando così il comportamento che nel 1829 i lungimiranti fiorentini ebbero; invece alcuni, anche senza aver contribuito alla stabilità dell'azionariato della Banca, ritengono di poter criticare, suggerire, giudicare.

Ciò che più addolora è il tentativo di frustrare l'Organico di Banca CR Firenze e delle Banche attualmente controllate, che continua a svolgere con competenza e con dedizione il proprio lavoro. Di concreto nella polemica, vi è soltanto questo atto di violenza.

Non deve essere fatta dietrologia: altra arte dei fiorentini. A noi non risulta nessuna compromissione. Le Istituzioni pubbliche non sono mai intervenute a condizionare o ad orientare.

Non risulta che la politica centrale abbia dato istruzioni: semmai ha strillato qualcuno in Firenze, senza documentarsi; sulla stampa qualcuno ha considerato "inaudito" che, nel progetto in corso di trattativa, ci voglia il parere favorevole della Banca d'Italia: ma dove vive chi sentenzia così! Non sa che tutte le banche italiane sono sotto il controllo, il parere e le autorizzazioni di Banca d'Italia!!

Non è il caso di strapparsi le vesti su eventi che tutte le città d'Italia detentrici delle antiche Casse di Risparmio hanno affrontato o stanno affrontando; nessuno, neppure noi evidentemente, ha la possibilità di prevedere il futuro; ma chi ha responsabilità di governo della Banca si deve sforzare a ricercare linee guida, le più confacenti, nell'interesse dei Soci, dell'Esecutivo del Gruppo bancario CR Firenze e per le famiglie e le imprese dei territori in cui il Gruppo opera.

Il nostro Paese ed in particolare Firenze stanno attraversando una fase della propria storia molto delicata: la caduta dei confini degli Stati Europei, la moneta unica, le tecniche informatiche, l'accorciamento furioso delle distanze,

l'incontro e lo scontro di culture diverse anche all'interno del Paese chiedono particolare attenzione e forse anche sofferenza nelle scelte: il metodo per affrontare i problemi è rapportarsi alla realtà, informarsi, documentarsi, sforzarsi di capire ed agire di conseguenza, con costanza ed impegno professionale, cercando di mantenere alti i valori della nostra tradizione.

Se anche i fiorentini useranno questo metodo, allora Firenze potrà tornare a credere in se stessa.

Il Signor Giancarlo Citi, dalla platea, chiede di poter replicare all'intervento fatto dal Presidente.

Presidente: Lei non è legittimato ad un intervento in questo momento; Lei potrà intervenire sui punti all'ordine del giorno successivamente.

Il Signor Giancarlo Citi, invita il Presidente ad essere più cortese visto che avendo il Presidente fatto una bella prolusione, il socio avrebbe anche potuto volergli fare dei complimenti.

Presidente: non sono una ragazza da marito e quindi la invito a parlare quando sarà aperta la discussione.

Il Presidente chiede che gli venga fornita nuovamente la situazione dettagliata dei presenti.
Comunica che sono ora rappresentate in aula numero 641.144.265 azioni ordinarie pari al 77,4029% del capitale sociale, tutte ammesse al voto. Sono presenti in aula: numero 53 azionisti in proprio e numero 124 azionisti rappresentati per delega.
Rinnova l'invito ai soci a manifestare eventuali situazioni che diano luogo a limitazioni nell'esercizio del diritto di voto, anche con specifico riferimento agli argomenti da trattare in sede di Assemblea ordinaria. Non vi sono dichiarazioni di alcuno in proposito.
Il Presidente dichiara quindi la legale costituzione dell'Assemblea anche in sede ordinaria, confermando i requisiti di validità, le dichiarazioni, le comunicazioni, le verifiche già accertate in apertura dell'Assemblea ordinaria, che qui si intendono integralmente richiamate.
Il Presidente passa quindi alla trattazione del **primo argomento all'ordine del giorno della parte ordinaria** (Bilancio d'esercizio e bilancio consolidato al 31 dicembre 2006; relazioni del Consiglio di amministrazione sulla gestione; re-

lazione del Collegio sindacale; deliberazioni inerenti e conseguenti) e dà la parola al Dott. Armando Guardasoni, Segretario del Consiglio di Amministrazione perché dia lettura degli adempimenti preliminari per l'assemblea ordinaria.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà atto innanzitutto di quanto segue:

- si è provveduto alla diffusione in data 26 marzo 2007, al termine della riunione del Consiglio di Amministrazione, ai sensi dell'art. 66 del Regolamento Emittenti CONSOB, di apposito comunicato contenente le deliberazioni assunte dal Consiglio di Amministrazione in ordine all'approvazione del bilancio consolidato 2006 ed all'approvazione del progetto del bilancio dell'esercizio 2006, nonché alla proposta di distribuzione del dividendo (con l'indicazione della data proposta per il pagamento del medesimo), con allegati gli schemi di sintesi del conto economico e dello stato patrimoniale al 31 dicembre 2006 riferiti sia al bilancio dell'esercizio sia a quello consolidato;
- si è provveduto, in data 2 aprile 2007, al deposito presso la Borsa Italiana S.p.A. e nella

sede sociale, del progetto di bilancio e del bilancio consolidato al 31 dicembre 2006, corredati dalle Relazioni degli Amministratori, con esonero pertanto dalla redazione della relazione trimestrale riferita al 4° trimestre 2006, ai sensi dell'art. 82, comma 2, del Regolamento Emittenti CONSOB. Di ciò si è dato avviso nei termini e con le modalità di legge;

- si è provveduto infine al deposito nella sede sociale durante i quindici giorni precedenti l'assemblea dell'ulteriore documentazione prevista dall'art. 2429 del codice civile e dall'articolo 156 del Testo Unico dell'Intermediazione Finanziaria, costituita dalle relazioni della società di revisione e del Collegio Sindacale, dalle copie integrali dei bilanci delle società controllate non incluse nel perimetro di consolidamento e dai prospetti riepilogativi dei dati essenziali dell'ultimo bilancio delle società controllate incluse nel perimetro di consolidamento, nonché di quelle collegate.

Il Presidente ritiene a questo punto, con il consenso dei Soci, di potersi astenere dal dare lettura integrale del Bilancio d'esercizio e del Bilancio consolidato, nonché delle Relazioni del

Consiglio di Amministrazione sulla gestione, riferite sia al Bilancio d'esercizio sia al Bilancio consolidato, per le quali rinvia alla documentazione di Bilancio consegnata all'ingresso.

Il Signor Giancarlo Citi chiede che invece venga data lettura dei documenti riguardanti il bilancio d'esercizio 2006.

Il Presidente: pone in votazione, per alzata di mano, la proposta di omissione della lettura del Bilancio d'esercizio e del Bilancio consolidato, nonché delle Relazioni del Consiglio di Amministrazione sulla gestione, riferite sia al Bilancio d'esercizio sia al Bilancio consolidato.

Il Presidente comunica che, dopo prova e controprova, la proposta è stata approvata a maggioranza, con il voto contrario dei seguenti azionisti:

1) Bianconi Giuliano n. 1.279 azioni per delega;
2) Riccardo Lombardi n. 284 azioni in proprio;
3) Antonio Sementilli n. 520 azioni in proprio;
4) Emilio Edoardo Meiattini n. 519 azioni in proprio;
5) Stefano Marini n. 553 azioni in proprio;
6) Massimo Terzani n. 1.417 azioni per delega;
7) Patrizio Benvenuti n. 284 azioni in proprio;

8) Pierpaolo Stronchi n. 284 azioni in proprio;

9) Massimiliano Lanzini n. 520 azioni in proprio;

10) Giancarlo Citi n. 33.449 azioni per delega,

e senza alcun astenuto.

Il Presidente invita il Direttore Generale Rag. Lino Moscatelli ad illustrare i dati di rilievo della gestione nell'esercizio 2006.

Il Direttore Generale Rag. Lino Moscatelli con l'ausilio di alcune slides mostrate ai Soci su apposito schermo, illustra sinteticamente i dati di rilievo circa la Società ed il Gruppo relativi a:

Bilancio Individuale 2006

- Andamento titolo;
- Andamento titolo (grafico);
- Dati di sintesi individuali 1996-2006 e 2006 vs 2005 PF (Crediti verso clientela e Titoli);
- Dati di sintesi individuali 1996-2006 e 2006 vs 2005 PF (Patrimonio netto e Partecipazioni);
- Dati di sintesi individuali 1996-2006 e 2006 vs 2005 PF (Attività finanziarie totali e Raccolta diretta);
- Dati di sintesi individuali 1996-2006 e 2006 vs 2005 PF (Raccolta amministrata e Raccolta gestita);

- Dati di sintesi individuali 1996-2006 e 2006 vs 2005 PF (Margine d'interesse netto e Altri ricavi netti e dividendi);
- Dati di sintesi individuali 1996-2006 e 2006 vs 2005 PF (Spese di funzionamento e Utile netto);
- Risultato operativo netto e utile netto 2006;

Bilancio Consolidato 2006

- Mappa del Gruppo Banca CR Firenze;
- Dati di sintesi consolidati 1996-2006 e 2006 vs 2005 PF (Crediti verso clientela e Raccolta diretta);
- Dati di sintesi consolidati 1996-2006 e 2006 vs 2005 PF (Raccolta amministrata e Raccolta gestita);
- Dati di sintesi bilancio consolidato 2006 (Attività finanziarie totali e Crediti verso clientela);
- Dati di sintesi bilancio consolidato 2006 (Margine d'interesse netto, Altri ricavi netti e dividendi, Spese di funzionamento, Utile lordo operatività corrente);
- Risultato operativo netto e utile netto consolidato 2006;
- Formazione dell'utile consolidato 2006;

- Segmentazione utile netto 2006 per aree di mercato;

- Risultati consolidati 2006 per aree di mercato;

- Patrimonio di vigilanza e ratios consolidati;

- Elementi quali/quantitativi - Formazione;

- Elementi quali/quantitativi - Fondo Pensione Aperto, CRF Previdenza;

- Elementi quali/quantitativi Gruppo Banca CR Firenze;

- Dividendi.

Il Signor Giancarlo Citi chiede di poter fare una breve domanda al Direttore Generale.

Presidente: rispettiamo la procedura: Lei potrà intervenire al momento della discussione.

Il Presidente invita il Presidente del Collegio Sindacale Dott. Vieri Fiori a dare lettura della Relazione del Collegio.

Il Presidente del Collegio Sindacale Dott. Vieri Fiori procede quindi alla lettura per sintesi della relazione del Collegio Sindacale contenuta da pagina 297 a pagina 305 del fascicolo di bilancio consegnato ai presenti e che sarà depositato presso il Registro delle Imprese di Firenze nei termini di legge.

Il Presidente invita quindi il Segretario del

Consiglio a dare lettura delle conclusioni della Relazione della Società di revisione PriceWater-houseCoopers.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura delle conclusioni della Relazione della Società di Revisione PriceWaterhouseCoopers, che qui di seguito si riportano:

"per il bilancio d'esercizio

punto 3 - A nostro giudizio, il bilancio d'esercizio della Banca CR Firenze S.p.A. al 31 dicembre 2006 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa della Banca CR Firenze S.p.A. per l'esercizio chiuso a tale data.

per il bilancio consolidato

punto 3 - A nostro giudizio, il bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2006 è conforme agli International Financial

Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Banca CR Firenze per l'esercizio chiuso a tale data.".

Rende peraltro noto, ai sensi della comunicazione Consob n. 3558 del 18 aprile 1996, che il compenso della Società incaricata, per la revisione dei bilanci, d'esercizio e consolidato, e per il controllo della regolare tenuta della contabilità nel 2006, ammonta, al netto dell'IVA e degli altri oneri accessori, ad Euro 128.093 corrispondenti all'impiego di n. 4.330 ore di lavoro.

Il Presidente incarica il Dott. Armando Guardasoni di dare lettura della proposta di destinazione dell'utile dell'esercizio sociale 2006.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura della proposta di delibera sul primo argomento all'ordine del giorno precisando che la proposta è una ver-

sione aggiornata rispetto a quella formulata dal Consiglio di Amministrazione del 26 marzo 2007; l'aggiornamento si è reso necessario in quanto, successivamente a tale data, sono state emesse, a seguito dell'esercizio delle stock-options, 384.115 nuove azioni con diritto alla partecipazione agli utili dell'esercizio 2006. Si riporta qui di seguito la proposta:

"Signori azionisti,

prima di passare alla proposta di approvazione del bilancio della Banca al 31 dicembre 2006 e di destinazione dell'utile dell'esercizio chiuso a tale data da ripartire, Vi ricordiamo che in data 5 marzo 2007 ha avuto luogo l'accorpamento di azioni deliberato dall'Assemblea Straordinaria del 27 aprile 2006, che ha comportato l'attribuzione di n. 3 azioni del valore nominale di Euro 1,00 al posto di n. 5 azioni del precedente valore nominale di Euro 0,60; inoltre, in merito alla destinazione dell'utile Vi informiamo che in base a quanto previsto dall'articolo 5, 2° comma, dello Statuto, a partire dal 1° agosto 2006 e fino alla data del 25 aprile 2007 Banca CR Firenze S.p.A. ha emesso ulteriori azioni ordinarie in seguito all'esercizio, da parte dei

beneficiari, della seconda tranche del piano di stock option deliberato dall'Assemblea dei Soci in data 27 marzo 2000, e anche le suddette azioni e le eventuali ulteriori azioni che risulteranno emesse entro la data del 21 maggio 2007, fissata per lo "stacco-cedola", in un numero massimo di 671.881, avranno pertanto diritto a percepire i dividendi sull'utile dell'esercizio 2006.

Premesso quanto sopra, Vi invitiamo pertanto ad approvare il bilancio della Banca al 31 dicembre 2006, corredato dalla relazione sulla gestione e costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario, dalla nota integrativa e dai relativi allegati predisposti dal Consiglio di Amministrazione, che espone un utile netto di Euro 240.338.622,21 relativo all'esercizio chiuso a tale data; in proposito Vi precisiamo che tale utile netto include un importo, pari ad Euro 861.652,17 corrispondente alle plusvalenze su attività materiali detenute ai fini di investimento iscritte nel conto economico, al netto del relativo effetto fiscale, che ai sensi dell'articolo 6 del Decre-

to Legislativo n. 38 del 28 febbraio 2005 ("Decreto IAS") risulta indisponibile e non è pertanto distribuibile fino al momento del realizzo delle attività che hanno originato le suddette plusvalenze. Vi proponiamo pertanto la seguente ripartizione dell'utile dell'esercizio 2006, che prevede di assegnare 10 centesimi di euro ad ogni azione che alla data di "stacco-cedola" - 21 maggio 2007 - avrà diritto alla percezione del dividendo:

- alla riserva legale in misura pari al cinque per cento dell'utile d'esercizio, come richiesto dal Codice Civile e previsto dall'articolo 21, lettera a), dello Statuto,

Euro 12.016.931,11

- alle altre riserve Euro 144.013.610,09 di cui:

= al fine di ricostituire l'ammontare del patrimonio netto esistente prima del "rigiro" a conto economico della riserva "AFS" avvenuto in seguito alla cessione delle interessenze detenute in Sanpaolo IMI S.p.A. ed in Fondiaria-SAI S.p.A., che hanno originato una plusvalenza netta complessivamente pari ad Euro 97.641.617,17

Euro 64.147.213,01

= ad una riserva indisponibile ai sensi dell'ar-

ticolo 6 del "Decreto IAS"

Euro 861.652,17

= ad incremento del patrimonio netto

Euro 79.004.744,91

- ai titolari delle azioni emesse fino alla data del 25 aprile 2007, in ragione di Euro 0,10 per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007)

Euro 82.831.966,80

- ai titolari delle n. 671.881 azioni di potenziale emissione in seguito all'esercizio della seconda tranche del piano di stock option, sempre in ragione di dieci centesimi di Euro per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007)

Euro 67.188,10

- a disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21, lettera c), dello Statuto)

Euro 1.408.926,11.

Vi proponiamo inoltre di destinare alla riserva legale la parte di utile dell'esercizio 2006 assegnata alle sopra indicate azioni di potenziale

emissione, per un importo massimo di Euro 67.188,10, che non dovesse essere ripartita per il mancato esercizio, entro il 21 maggio 2007, del diritto attribuito dal suddetto piano di stock option.

Se la proposta di approvazione del bilancio e di ripartizione dell'utile d'esercizio sarà da Voi accolta secondo quanto sopra illustrato, nell'ipotesi in cui dopo la data del 25 aprile 2007 non venissero emesse ulteriori azioni con riferimento all'esercizio del diritto attribuito dal piano di stock option attualmente in essere, i valori delle voci che compongono il patrimonio netto contabile della Banca risulteranno i seguenti:

Capitale sociale	Euro	828.319.668,00
Sovrapprezzi di emissione	Euro	101.939.603,92
Riserva legale	Euro	148.348.181,49
Riserva statutaria	Euro	10.496.723,08
Altre riserve	Euro	294.817.875,57
Totale patrimonio netto contabile		
	Euro	1.383.922.052,06.

Nell'ipotesi in cui entro la data del 21 maggio 2007 prevista per lo "stacco-cedola" venissero emesse tutte le ulteriori azioni attribuibili,

in un numero massimo di 671.881, in seguito all'esercizio della seconda tranche del piano di stock option attualmente in essere, il suddetto patrimonio risulterebbe invece complessivamente pari a Euro 1.384.944.654,94.

Il Consiglio di Amministrazione di Banca CR Firenze S.p.A.".

Il Presidente dichiara aperta la discussione sul primo argomento all'ordine del giorno per la parte ordinaria e invita tutti gli interessati a presentare richieste di intervento, qualora non l'avessero già fatto, a recarsi, con l'apposita scheda, presso la postazione di raccolta interventi situata al tavolo della segreteria assembleare.

Il Presidente invita la prima persona che ha richiesto di intervenire a raggiungere il podio.

L'Avv. Antonio Gherdovich, in rappresentanza dell'Azionista "Ente Cassa di Risparmio di Firenze" (per n. 347.453.965 azioni): a nome dell'Ente Cassa di Risparmio di Firenze, esprime voto favorevole all'approvazione del Bilancio dell'Esercizio 2006 e della relativa Relazione degli Amministratori, così come proposti all'Assemblea dal Consiglio di Amministrazione.

Esprime voto favorevole alla proposta di ripartizione dell'utile netto e sulle modalità di pagamento del dividendo così come formulata dagli Amministratori.
Propone altresì che la quota di utili a disposizione dell'Assemblea, di Euro 1.408.926,11, in conformità alle previsioni dell'art. 21 lettera c) dello Statuto, sia destinata, come per il passato, a scopi di utilità sociale, finanziamento di attività culturali e scientifiche e promozione dell'immagine dell'Azienda, delegando al Consiglio di Amministrazione l'individuazione e l'attuazione dei singoli interventi.
Vorrebbe infine cogliere l'occasione della presente Assemblea per ringraziare il Consiglio di Amministrazione, la Direzione Generale e tutto il personale dell'Azienda e del Gruppo, per la competente ed impegnativa attività volta al fine di assicurare la buona gestione della banca.
Il Presidente invita quindi il Signor Giancarlo Citi che ha chiesto di intervenire, a prendere la parola.
Il Signor Giancarlo Citi ritiene che questo bilancio offra dei dati in progresso rispetto a quelli del precedente esercizio e rimarca la no-

stra capacità di stare stabilmente sul mercato, le notevoli potenzialità interne della Banca che è in grado di fronteggiare sia il presente che le sfide future. Per questo desidera fare una semplice domanda al Direttore Generale e cioé se lui si ritenga o meno orgoglioso di dirigere questa Banca e se per essa veda o meno un futuro. Pensa che chi lavora dentro la Banca, contribuendo con il retail al 50% del margine, sappia quanto sia importante il territorio ed una politica programmatica che non vada oltre certi confini. Rileva come la cronistoria fatta dal Presidente abbia puntualizzato i trascorsi della Banca, la sua evoluzione, le difficoltà interne ed esterne, tutte superate con una capacità, un riconoscimento da terzi, una soddisfazione che comunque trapela anche dalla relazione fatta dal Presidente del Collegio Sindacale. Si tratta, a suo avviso, di persone professionalmente elevate, persone che hanno servito e che stanno servendo la causa con grandi risultati. Pensa che in questo Consiglio di Amministrazione ci siano delle risorse notevoli in termini di professionalità ed anche di fiorentinità.

Secondo il Signor Citi, l'incontro con l'I-

MI-SanPaolo non era visto da nessuno come una sfida, ma come un ancoraggio che servisse ad aiutarci ad affrontare meglio i competitors del mercato. Improvvisamente vi è stata una svolta ed occorre, a suo giudizio, trovare una spiegazione per la quale non è sufficiente quello che il Presidente ha detto. Occorre cercare di capire meglio quello che è avvenuto ed in questo sforzo ognuno si fa le proprie idee e anche lui ha le sue.

Crede che alla base di tutto quello che sta avvenendo ci sia un innamoramento, quelli senili sono anche i più forti. Ci si trova a trattare con uno che si chiama Passera e ci s'illumina, dimenticandosi che il simbolo di Torino è il toro. Non è cosa facile. E' vicino a tutti coloro che avevano investito su un titolo come il nostro che era tagliato per gli orfani, per le vedove, per i pensionati: a tutti loro sono stati distribuiti dividendi in maniera molto limitata, al precipuo scopo che l'azienda crescesse e si implementasse il suo patrimonio, che tutti noi ci facessimo più forti, per confrontarci con le realtà attuali e future. Secondo il Socio Citi i piccoli azionisti oggi si trovano, sì, con una

plusvalenza non indifferente, ma che fa parte però di una gestione speculativa, non di una gestione costruttiva, non di chi ha a cuore, oltre al proprio ego, anche il futuro dei territori e delle posizioni in cui si trova ad operare.

A chi vuol dimostrare che "si è costruito un modello fiorentino", modello che ci viene riconosciuto, che viene apprezzato, noi oggi diciamo che questo modello va seppellito, perché ci spaventiamo.

Chiede al Consiglio che gli venga spiegato come stanno esattamente le cose. Osserva come di fronte alle innovazioni di costume che sono davanti a noi, l'età, i capelli bianchi, ci portino a collocarci su una posizione più tradizionale e per questo ritiene che ci si meriti l'appellativo di "provinciali". Osserva però come molti di quelli che siedono nel Consiglio lo debbano alla fiducia che qualche "provinciale" gli ha dimostrato al momento opportuno.

Afferma come questo voglia essere un ringraziamento a chi molto ha dato a questa Cassa, compresi anche i presenti.

Pensa però che questo non sia il metodo giusto per dare un insegnamento ai giovani e anche per

assicurare loro un posto di lavoro, una stabilità, una capacità di intervento, così da difendere non soltanto l'aspetto gestionale, ma anche quello sociale per il quale ci siamo fatti vanto fino ad oggi. Desidera fare un esempio: la situazione della Banca è come se al Marchese Piero Antinori, che ha una produzione di eccellenza, ma medio-piccola, si proponesse di fondersi con il Castellino per realizzare un gruppo di grande rilievo. Pensa che il Marchese Antinori escluderebbe del tutto questa soluzione.

Osserva, però, come di fronte alle difficoltà ci voglia la forza, il coraggio e si debba essere "imprenditori". Quando siamo semplicemente contabili o registriamo soltanto dei dati, è chiaro che si tende alla fuga. Un conto è trattare in una maniera, un conto è trattare in un'altra.

Presidente : è il turno della Dott.ssa Linda Rodinò. Non è però presente in sala. E' iscritto a parlare il Dott. Emilio Meiattini.

L'Azionista Emilio Edoardo Meiattini (portatore di n. 519 azioni in proprio) dà lettura dell'intervento che qui di seguito di riporta:

"Sono un po' confuso. Ci avevano detto, Direttore Generale e top-management, che per tutelare

l'autonomia dovevamo impegnarci a mantenere livelli di reddito in linea col sistema. Poi il Presidente Benedetti ci ha rivelato che dato gli ottimi risultati ottenuti, la Cassa di Risparmio di Firenze era divenuta boccone appetibile per il mercato.

Ma fare ottimi risultati non doveva costituire garanzia di conservazione dell'autonomia se non addirittura di fiorentinità?

O forse ora qualcuno ci dirà che siamo stati troppo bravi ed è quindi colpa dei lavoratori, che in questi anni si sono impegnati per mantenere la nostra azienda a livelli di eccellenza, se saremo venduti a Intesa.

Certo ci eravamo illusi.

E' anche vero che non potevamo pensare ad un così radicale cambio di rotta da parte dell'Ente detentore del pacchetto di maggioranza, perchè in varie occasioni pubbliche e private per bocca del suo Presidente aveva rassicurato Cittadinanza, Istituzioni, mondo economico e Lavoratori che mai avrebbero messo in pericolo la nostra autonomia (ci ricordiamo le parole 'nessuna operazione è possibile contro la nostra volontà. E la nostra volontà è quella di mantenere l'auto-

nomia per meglio gestire il contatto col territorio').

Del resto l'art. 26 dello statuto dell'Ente è chiarissimo nella sua formulazione che vincola l'Ente al mantenimento della presenza sul territorio a sostegno dell'economia.

"Art. 26 L'Ente, nel rispetto dei principi di salvaguardia, diversificazione e redditività del patrimonio, mantiene nella Cassa di Risparmio di Firenze SpA una partecipazione entro la misura e alle condizioni consentite dalla legislazione vigente, al fine di preservare una antica peculiarità fiorentina e toscana e di mantenere un tradizionale ancoraggio della banca con la realtà sociale ed economica locale."

"Art. 3 L'Ente, nella continuità degli ideali e delle finalità civili della Cassa di Risparmio originaria richiamati nell'art. 1, persegue esclusivamente scopi di utilità sociale attraverso la promozione della qualità della vita e dello sviluppo civile ed economico sostenibile, contribuendo alla rivalutazione dell'identità fiorentina e più in generale delle specificità storicamente acquisite dalle antiche comunità toscane e dell'Italia centrale."

Una cosa è certa: l'opposizione alla vendita inscenata da molti lavoratori attraverso iniziative di propaganda contro, che hanno smosso addirittura alcune elefantiache istituzioni, ha fatto sì che il prezzo dell'operazione lievitasse con indubbio maggiore guadagno da parte del venditore.

Correttezza vorrebbe che questa ulteriore plusvalenza, calcolabile in uno 0,5 euro, che con la cessione del 32% del pacchetto azionario porterà nelle casse dell'Ente ulteriori 132 milioni di euro fosse distribuita in parti uguali ai 5500 lavoratori, euro 24 mila a testa, che si erano illusi, con le loro proteste, di poter fermare l'operazione.

827.706577 32% 264.866.105 0,5 132.433.052

5500,00 24.078

Abbiamo peraltro apprezzato l'assordante silenzio delle Istituzioni e del mondo politico, con qualche limitata eccezione, di fronte ad un avvenimento così grave, e che solo dopo le assordanti, queste sì, manifestazioni hanno timidamente preso annacquate posizioni dimostrando, qualora ve ne fosse bisogno, di essere partecipi di un disegno politico iniziato e gestito dal-

l'alto.

Ed ora, che fine faranno gli investimenti sulla nuova sede di Novoli voluta con tanta, pervicacia, quelli sulla formazione professionale, sui percorsi che avrebbero dovuto investire la vita della nostra azienda e coinvolgere il territorio? Non dovremmo preoccuparci?

Sarà Intesa con gli 'amici' interni alla nostra Cassa che gestirà il tutto in logica di riconoscenza e secondo leggi di 'mercato globale' e, come tutte le aziende fiorentine, anche la Cassa, ultima grande azienda per dimensione ma ancor più grande per il ruolo svolto nel suo territorio, perderà la capacità di supportare l'economia ed affiancare le famiglie collaborando ai loro progetti di vita.

Evidentemente poter entrare nella stanza dei bottoni del nord era più importante che svolgere il doveroso ruolo sociale.

E non sarà certo la possibilità, come da qualcuno suggerito, di acquistare e donare un'ambulanza in più che potrà ottemperare a questa funzione.

Altrimenti io non ho capito perchè gli abitanti del territorio abbiano affidato, fino dal 1829,

i loro risparmi ad un istituto che avrebbe poi dovuto investirli sul territorio a sostegno della vita economica e sociale della collettività.

(Statuto Ente)

"ART. 1 La Cassa di Risparmio di Firenze fu costituita, quale società privata il 30 marzo 1829, da 100 cittadini, nello spirito della cultura europea di progresso civile, con lo scopo di favorire il risparmio e la previdenza delle classi meno agiate, prevedendo la destinazione dei profitti esclusivamente a scopi di utilità sociale."

Il patrimonio che oggi gestisce uno sparuto gruppo di persone appartiene a tutti noi, Fiorentini e Toscani tutti.

Neanche una lira (o euro) deriva dall'investimento personale di questi amministratori.

Chi li autorizza a distorcere il dettato statutario con libera interpretazione del suo spirito?

Proprio per il bagaglio storico legato alla vita della Cassa, l'attuale proprietà non può comportarsi come un normale azionista che ha investito proprio capitale di rischio e ne vuol trarre il massimo profitto possibile, l'Ente ha doveri morali, sociali e storici nei confronti della col-

lettività che non possono essere baipassati per nessuna ragione.

Non ho 'speranza' nè pretesa di fermare operazioni volute da poteri tanto forti, certamente però, con tanti amici, faremo in modo che nessuno di coloro che sono coinvolti in tale nefasta operazione possa dormire sonni tranquilli."

Presidente: ha ora la parola l'Azionista Sementilli.

L'Azionista Antonio Sementilli (portatore di n. 520 azioni in proprio), anche se molte cose sono già state dette, riparte dalla questione dell'OPA: possibile o non possibile? E' una questione che ci portiamo dietro da un mese e mezzo e osserva come su questo anche il Presidente Benedetti abbia speso delle parole.

Legge da fotocopie di articoli di quotidiani: 2 marzo 2007, La Nazione, parla l'Avv. Speranza: "Non ci sono pericoli di OPA"; 30 agosto 2006, La Nazione: "OPA impossibile, CARIFirenze non ha paura dell'OPA"; "Non esiste un'OPA su CARIFirenze". Sente allora il bisogno di chiarirsi le idee. Chiede se questa OPA sia possibile o no. La ritiene senza dubbio possibile se si ha intenzione di vendere. Se così non è, è bene chia-

rirsi le idee. Afferma di dire queste cose sulla base degli articoli letti sui giornali, dove chi parla non è una persona qualsiasi, ma è il padrone della Banca cioè quello che deve vendere. Il Socio afferma di fidarsi di quello che gli è stato detto e quindi ritiene che l'OPA non sia possibile.

Presidente: ho ascoltato con particolare attenzione gli interventi del Socio Citi, di Meiattini, di lei, Socio Sementilli. Mi fa anche piacere che sviscerate il vostro punto di vista, però vi dovete rendete conto che certi argomenti dovreste dibatterli con la Fondazione. Mi fermo qui.

L'Azionista Antonio Sementilli, rivolgendosi al Presidente, osserva come si stia tutti parlando su argomenti, sia lui che gli altri, anche lo stesso Presidente, sui quali decidono altri. Bisogna a questo punto scegliere se si vuole parlare o meno di cose sulle quali decidono altre persone non presenti. Nota come all'odierna assemblea manchi anche l'Avv. Gremigni e si chiede perché, visto che ha sempre partecipato alla nostra assemblea. Non può neanche dirglielo direttamente, lo dice al Direttore dell'Ente ma que-

sto non gli dà la stessa soddisfazione.

Desidera fare qualche altra considerazione in merito ad alcune affermazioni che lo hanno particolarmente offeso. Da un articolo de La Stampa del 22 aprile 2007 dà lettura di una dichiarazione dell'Avv. Speranza, secondo la quale: "Carifirenze se manterrà l'attuale dimensione dovrà tagliare i costi del personale ricorrendo all'out-sourcing in alcuni servizi, dalla fabbrica di prodotti all'informatica". Inoltre questo discorso viene ripreso e rilanciato sostenendosi che noi non avremo poi una formazione adeguata, non avremo servizi tali da poter far fronte alle esigenze di aziende sull'estero: ritiene tutto questo offensivo. Pensa, come lavoratore della Cassa di Risparmio di Firenze, che se questo è vero allora si debba chiedere al Consiglio di dirci che cosa abbiamo finora imparato. Osserva come tutta questa grande cultura, questa preparazione, che manca alla Cassa, avrebbe dovuto essere portata dall'ingresso del SanPaolo. Ma allora si chiede che cosa ci sia stato a fare il SanPaolo finora, si chiede cosa ci abbia insegnato, in tutti questi anni, visto che secondo quanto riportato dai giornali, alla Cassa man-

cherebbe la cultura per far fronte alle situazioni attuali. Secondo il Socio, avanzare queste considerazioni in questo preciso momento, non gli sembra che sia stata una cosa particolarmente brillante. In un momento in cui si sta discutendo se firmare o non firmare la vendita della Banca, si potevano risparmiare queste considerazioni critiche sulla propria azienda.

Ritiene inoltre assurdo dare dei giudizi negativi su un'azienda che è andata bene, come anche affermato da Moodys. Riconosce come ci siano state anche relazioni di società di consulenza che, su incarico dell'Ente, ripetono le stesse cose che ha detto Speranza, che le cose, cioè, potrebbero in futuro andare male.

Come dipendente si sente sfiduciato e pensa che dovrebbe sentirsi sfiduciato anche il Consiglio di Amministrazione, anche il Presidente. Pensava che andasse tutto bene e poi legge le dichiarazione che la Banca non ce la fa, che non siamo preparati per il futuro. Osserva come il Presidente nella sua relazione abbia avuto un bello scatto d'orgoglio nel senso di dire che le cose sono andate bene. Non vuole ripetere quello già detto in precedenza da Citi e Meiattini, ma pro-

prio non riesce a capire la volontà di vendere, proprio a causa del fatto che le cose vanno bene. Osserva come finora ci avevano insegnato che la situazione poteva prendere una brutta piega se i guadagni non ci fossero stati; ma i guadagni ci sono stati e allora si vende. Si chiede quale sia motivo, anche se questo sembra essere quello di poter fare utili maggiori, dati i dividendi futuri. Osserva, in proposito, come tornando indietro nel tempo a qualche anno fa, anche la stessa Banca Intesa abbia avuto un po' di problemi per dei fallimenti in America e come anche in quel caso fosse stato chiamato il personale a pagare il conto, ad esempio attraverso un taglio delle ore di lavoro, ecc..

Chiede che si dica chiaramente che si vende per guadagnare di più e magari anche per andare a sedere su uno scranno importante della finanza italiana. Osserva come si potrebbero fare anche disquisizioni politiche, ma preferisce soprassedere. Chiede che venga detto chiaramente come non venga considerato importante l'aspetto sociale dell'occupazione a Firenze perché sicuramente un'operazione del genere comporterà pesanti esuberi. Afferma di non preoccuparsi per sé e

per i colleghi presenti in sala, ci sarà chi andrà in pensione, chi si sposterà; si preoccupa invece per la perdita di posti per le future generazioni. I suoi nipoti alla Cassa di Risparmio di Firenze non troveranno centinaia di posti di lavoro diretti ed indiretti e si chiede come sia possibile credere alla novella che non ci saranno problemi di esubero. Chiede infine di sapere che valore abbia il tema occupazionale per l'Ente Cassa di Risparmio. Afferma con certezza che si perderanno molti posti di lavoro. Chiede che si parli chiaro, che si dica cioè che adesso interessa vendere e che non si considera importante avere un passato, una tradizione, uno statuto che impone il collegamento con il territorio.

A suo avviso, se questo fosse il ragionamento, egli pur essendo di parere contrario, almeno avrebbe la soddisfazione della chiarezza. Tutti gli altri discorsi ed alcuni in particolare, secondo il Socio Sementilli, sono offese all'intelligenza delle persone: come lavoratore, come persona e come socio della Banca si ritiene per alcune dichiarazioni offeso perché si stanno cercando di trovare degli appigli in maniera pericolosa perché si cerca di accentuare situazio-

ni per le quali la Banca non andrebbe tanto bene, al fine di poter giustificarne la vendita. Domanda infine perché chi era responsabile della Banca si accorga solo ora che questa non va bene, ora che la stessa Banca ha invece realizzato un ottimo utile.

Presidente: ma chi le ha detto che non va bene la Banca? Ci dica chi le ha detto che la Banca non va bene.

L'Azionista Antonio Sementilli ribadisce che ha cercato di far capire come certe considerazioni sostengano che la Banca non va bene nel senso che la Banca non ha maturato certi requisiti che le consentono di andare avanti da sola. Questo era il concetto che voleva esprimere e ritiene che, nel contesto del discorso, tutto ciò risultasse molto chiaro. Ribadisce di non poter accettare tutto questo perché la Banca è andata bene, oltre le previsioni, e appunto per questo si vende. Rivolge i complimenti al Presidente per questa decisione.

L'Azionista Alfredo Formentini (portatore di n. 520 azioni in proprio) desidera un chiarimento sul bilancio circa l'acquisizione della Banca in Romania, quella che si chiama CR Romania. Chiede

se è possibile sapere quanto sia costata l'acquisizione e che asset abbia questa banca, quanti sportelli, quanti clienti.

Ritiene che, anche se si vuol tenere un basso profilo o non se ne vuole parlare in questa assemblea, si debba parlare dei fatti rilevanti avvenuti dopo la chiusura del bilancio, cioè della decisione di vendere questa Banca.

Osserva come, pur essendoci già stati degli interventi di Soci in argomento, non ci sia stata una illustrazione di un'operazione pur così importante.

Ritiene che questa non sia la sede per fare questo tipo di richieste, però non essendo possibile l'accesso all'assemblea dell'Ente Cassa di Risparmio di Firenze, pensa che questa sia l'unica occasione anche per la presenza in assemblea di membri del Comitato Esecutivo dell'Ente.

Chiede come sia possibile che un Comitato Esecutivo possa decidere contro il parere dell'assemblea dei soci e se questo sia legittimo. Ritiene che se questo comportamento fosse considerato illegittimo allora i giochi non sarebbero ancora chiusi.

A suo avviso nessuno può pensare ad un'OPA di

questa rilevanza se non c'è un accordo prelimi-
nare con il socio che controlla direttamente o
indirettamente il 49% del capitale. In questo
caso, essendoci una proposta di Banca Intesa, a
suo parere, vuol dire che c'è già stato un ac-
cordo, non sappiamo con chi sia stato fatto ma
sicuramente c'è. Un accordo che comunque non può
essere contrario alla volontà dei soci dell'Ente
e lui stesso, quale azionista di Banca CR Firen-
ze e solo in questa sede può fare questo appel-
lo, chiede all'Ente e ai soci dell'Ente di non
rinunciare a combattere la battaglia per l'auto-
nomia in sede di assemblea dell'Ente. Ritiene
l'assemblea dell'Ente l'organo sovrano come av-
viene per qualsiasi altra associazione e se lo
statuto dell'Ente Cassa prevede che questa abbia
dei poteri limitati, allora lo statuto è ille-
gittimo. Inoltre osserva come lo statuto del-
l'Ente preveda il mantenimento del legame del
patrimonio al territorio e quindi, a suo giudi-
zio, la vendita non è consentita dallo statuto.
A suo giudizio non ci si può nascondere dietro
al fatto che non vi sia una vendita totale,
perché è evidente a tutti che con il 10% non ci
si potrebbe opporre ad una fusione. Pensa che ci

sia anche da dubitare sulla convenienza economica di questa operazione: è vero che si vende la Cassa a dei prezzi elevati però si comprano successivamente a prezzi elevatissimi delle altre Casse che valgono in proporzione ancora meno, cioè si vende un cane caro per comprare un gatto caro. Da questa convenienza vanno poi tolti gli effetti fiscali perché se non si fa una fusione ci sono da pagare le tasse e se si pagano le tasse il Socio Formentini dubita che all'Ente rimangano tante azioni Banca Intesa da poter aumentare le rendite da distribuire poi sul territorio. La conclusione del Socio è che si andrà a finire inevitabilmente ad una fusione perché sarà l'operazione più conveniente. Rinnova infine l'appello ai soci dell'Ente a combattere per l'autonomia della Banca.

L'Azionista Paolo Minigrilli (portatore di n. 283 azioni in proprio) dà lettura del comunicato congiunto delle segreterie aziendali di CGIL e CISL che qui di seguito si riporta:

"Signor Presidente, Signori Consiglieri, Signori Soci, non possiamo che esprimere soddisfazione di fronte a dati di bilancio che accrescono ulteriormente il valore della Banca CR Firenze

S.p.A. e distribuiscono dividendi agli azionisti. Dobbiamo però rilevare che i risultati ottenuti grazie alla collaborazione di tutto il personale, si sono realizzati anche grazie al contenimento dei costi. Infatti il Contratto Integrativo Aziendale non è stato rinnovato e per ora non vediamo, da parte dell'Esecutivo, grandi volontà nel trattare questa materia. Grave sarebbe, a nostro avviso, se non fossero state accantonate le cifre necessarie per un sacrosanto diritto dei lavoratori, in nome dell'unico obiettivo da perseguire: il contenimento dei costi.

Non vorremmo, questa mattina, andare fuori tema rispetto ad un ordine del giorno molto puntuale e preciso. Però, relegare un argomento relativo agli assetti societari fra le varie ed eventuali ci sarebbe parso un errore gravissimo e una leggerezza imperdonabile. Di conseguenza ne vogliamo parlare in veste di azionisti e di rappresentanti di una larga fetta di lavoratori che sentono aumentare le preoccupazioni e le difficoltà per un radicale e abbastanza repentino cambiamento di orizzonte per la Cassa di Firenze e l'Intero Gruppo.

Siamo qui a portare il nostro contributo in questo delicato, travagliato e storico momento di passaggio. Siamo qui, e lo affermiamo con forza, a sostenere che non vogliamo fare testimonianza nell'ultima assemblea in nome e per conto dello storico e ultracentenario marchio della Cassa di Firenze. Vogliamo e speriamo di testimoniare l'inizio di un nuovo cammino che ci veda sempre protagonisti.

All'indomani dell'operazione Barclays/Abn Amro un commentatore economico ha così concluso la sua analisi: "Da oggi in poi nessun banchiere europeo dormirà più sonni tranquilli". Ne siamo consapevoli, ma, non condividendo questa frenetica rincorsa a fusioni e aggregazioni, siamo anche legati a un concetto di autonomia e di legame con il Territorio. Non per nulla ci siamo attivati per coinvolgere le Istituzioni e le categorie professionali per l'attivazione del Patto per lo Sviluppo che, in quanto tale, deve essere orientato non alla gestione delle situazioni di crisi o contenimento di costi, ma puntare a progetti, appunto, di sviluppo sia economico che occupazionale.

Vogliamo, infine, ribadire due concetti per noi

irrinunciabili.

L'ipotesi di aggregazione deve necessariamente prevedere un consolidamento del Gruppo e una sua contemporanea crescita dimensionale. Il rafforzamento economico e finanziario non può che portare a una crescita occupazionale. Ogni ipotesi diversa e/o contraria troverebbe la nostra opposizione. In questo pienamente appoggiati dalle nostre Confederazioni che già hanno dichiarato alla stampa il loro secco no ad "aggregazioni selvagge". Aggiungendo: "Non è nostro compito esprimere il gradimento al nuovo proprietario, ma chiediamo garanzie sulle strategie che intende adottare e sulle tutele per i lavoratori". Chiedendo inoltre che "la Cassa non perda il ruolo e l'importanza che riveste a Firenze e in Toscana. Sin dalla prime ipotesi abbiamo rivendicato un chiaro e concreto progetto di sviluppo con la precisa volontà e indirizzo finalizzato a rafforzare il Gruppo". Questo, ripetiamo, hanno dichiarato nei giorni scorsi le Confederazioni Cgil e Cisl, dando pieno appoggio alla nostra posizione in Azienda.

In secondo luogo autonomia per noi significa mantenere la testa pensante in Centro Italia.

Salvaguardando l'intero patrimonio industriale del Gruppo e le risorse che hanno contribuito a consolidarlo. Autonomia non a parole, né tanto-meno con patti che di lì a pochi mesi diventano carta straccia, bensì con un progetto industria-le di lungo respiro e uno statuto, della nuova Holding di cui si parla, chiaro e inattaccabile. Non soggetto, soprattutto, a interpretazioni au-tentiche o, visto l'uso e abuso che se n'è fatto ultimamente, a costosissimi e defatiganti arbi-trati.

A questo punto crediamo sia di reciproco inte-resse attivare l'incontro richiesto al Presiden-te dell'Ente Cassa di Risparmio, Edoardo Speran-za, sollecitato da Cgil e Cisl in data 18 apri-le. (Tra parentesi, mentre eravamo in assemblea, ci è stato confermato che domani si svolgerà l'incontro sollecitato.) Da tale incontro po-tranno scaturire le linee generali del progetto su cui poter impostare i nostri ragionamenti e le nostre richieste di tutela per i lavoratori coinvolti nel progetto e potrà essere un con-fronto tra parti sociali che hanno a cuore il futuro di questo gruppo e della sua crescita."

Ringrazia.

Presidente: la invito a far verbalizzare il suo comunicato.

Gli interventi sono terminati ed io devo riconoscere a tutti il merito di questo vostro attaccamento all'azienda e questo vi fa onore. Vi devo anche dire che non credo che ancora ci sia stata alcuna firma...

Il Signor Giancarlo Citi chiede se il Presidente sappia o creda che l'Ente ancora non si sia impegnato a vendere l'azienda.

Presidente: non gestisco l'Ente Cassa, le posso soltanto dire che non mi risulta che ci siano ancora accordi sottoscritti.

Il Signor Giancarlo Citi chiede al Presidente se abbia capito bene che cioè non gli risulti ci siano accordi ma che comunque non ne sia sicuro.

Presidente: Lei, Signor Citi, sa quanto mi è simpatico, ma non mi può fare la psicanalisi. Perciò, per favore, mi lasci parlare, lei ha già detto la sua.

Il Signor Giancarlo Citi osserva che queste affermazioni le aveva fatte in difesa del Presidente perché se un domani venisse fuori che erano già d'accordo magari da un mese, il Presidente ci farebbe una brutta figura. Si preoccupa di

questo.

Presidente: giustamente il Socio Meiattini ha detto che poiché si sta tutti a Firenze, qualcuno vorrebbe continuare a dormire sonni tranquilli. Per quanto mi riguarda, per il lavoro svolto da questo Consiglio di Amministrazione, dalla Direzione Generale e da tutto l'Esecutivo, noi continueremo a dormire sonni tranquilli.

Apprezzo molto quello che è stato detto però, purtroppo, c'è stata sovrapposizione e confusione di argomenti. Il Socio Sementilli aveva già anticipato questo concetto anche in una riunione che abbiamo fatto con i sindacati: come è possibile che si debba andare bene per poter rimanere autonomi ed ora poiché siamo cresciuti, siamo diventati interessanti, adesso si rischia di dover finire sotto un padrone? La situazione è molto più complessa, purtroppo le cose sono sempre molto più complesse di come sembrano. Dobbiamo attenerci ai testi normativi: con riferimento allo statuto dell'Ente, nei principi preliminari di salvaguardia della diversificazione e della redditività del patrimonio, si era inizialmente prevista ed indicata la necessaria permanenza di una "rilevante" partecipazione nel

capitale della Banca. Il Ministero ha però cassato l'espressione "rilevante" e se la Banca non fosse stata redditizia in una misura già prevista secondo i parametri del Ministero del Tesoro, forse l'Ente Cassa l'avrebbe già dovuta vendere molto tempo fa.

La Banca fu quotata in Borsa, sui giornali ho letto delle cose che non stanno in piedi, perché andando in Borsa ed essendoci, all'epoca, l'OPA amichevole, si consentiva all'Ente di mantenere l'autonomia della Banca. Altrimenti avendo l'Ente il 91% e dovendo cedere la maggioranza, se all'epoca la Banca non fosse stata in grado di quotarsi, sarebbe già passata di mano nel 1999. Questi sono dati di fatto su cui bisogna riflettere. Il buon Socio Citi con i suoi esempi un po' stravaganti chiede a Piero Antinori: ma lei si metterebbe col Castellino? Scusi, Signor Citi, è un discorso totalmente diverso: le banche non vendono una pomodori, l'altra susine e una terza arance, vendono tutte arance.

Il Signor Giancarlo Citi osserva che se vendiamo tutti lo stesso prodotto, la differenza la fanno gli uomini.

Presidente: No, consiste nel fatto che se noi si

vende ad un Euro un chilo di arance, ma gli altri accanto a noi lo vendono a 0,95 Euro, nel settore del credito si crea subito un corto circuito. Non apparteniamo al settore manifatturiero dove si può accorciare la velocità della catena di montaggio, si può mandare in cassa integrazione e si può recuperare, oppure si cambia modello; noi siamo nel terziario avanzato, quindi se accanto al nostro negozio apre un supermercato e vende a 0,95 Euro quello che noi vendiamo ad un Euro, o noi siamo in grado di rimanere competitivi con finaziamenti, autofinanziamenti e nel nostro caso la Banca ha fatto cose incredibili perché con l'autofinaziamento ha comprato cinque banche più quella di Romania, oppure andiamo fuori mercato. Tutto è stato fatto finora con soddisfazione di tutti noi. Però non possiamo mettere la testa sotto la sabbia e non vedere gli eventi esterni. Il fatto che oggi la Cassa di Risparmio di Firenze capitalizzi qualcosa meno degli utili netti di un solo esercizio di una delle grandi banche europee non vi preoccupa?

Non credo che la Fondazione venderà la Cassa di Risparmio di Firenze, non credo proprio, faranno

eventualmente accordi di altro genere.

Mi è stato detto che ho fatto delle affermazioni, ma né io né il Consiglio di Amministrazione siamo mai andati sui giornali proprio per riguardo alla Banca che è quotata in Borsa e al suo Esecutivo.

Quando ci verrà chiesto un giudizio sulla validità del progetto, allora ci pronunceremo assumendo tutte le nostre responsabilità.

Quando mi si chiede che fine farà la sede della Cassa di Risparmio di Firenze a Novoli, ricordo che quando proposi questo trasferimento sembrava che vaneggiassi e ora che si fa? Si lascia perdere? Ci si fa un club? Noi dobbiamo prima di tutto considerare che il valore della professionalità dell'Esecutivo della Cassa di Risparmio di Firenze è un valore prestigioso che fa aggio su tutto il resto. Infatti chi viene a proporre un progetto anziché un'OPA ha ben presente cosa significhi governare aziende, e non pensa certo di comprare solo dello "sportellame". Viene a proporre che questa Banca, che sa stare in Italia centrale, dove c'è un'economia difficilissima, prenda eventualmente il testimone anche di altre realtà per condurre il Gruppo ad un ulte-

riore sviluppo. E queste sono operazioni che dovranno pur essere negoziate.

Il Signor Giancarlo Citi: si sa come si dice a Firenze, chi visse sperando morì....

Il Signor Citi, riferendosi a quanto detto dal Presidente, osserva come non si debba aver fretta. Pensa inoltre che la proposta di BNPParibas, anche se non dettagliata, meriti un po' più di considerazione.

Presidente: Il Consiglio di Amministrazione e la Direzione Generale hanno la ventura di doversi occupare quotidianamente di certe cose, ed io le dico che, con tutto quello che è successo nell'anno 2006 nel settore bancario, il fascicolo Cassa di Risparmio di Firenze è sotto gli occhi di 4-5 grandi gruppi bancari europei...

Il Signor Giancarlo Citi crede a quanto affermato dal Presidente e questa cosa gli fa piacere perché la proposta di Paribas è per l'autonomia della Cassa.

Presidente: ma lei ha letto la proposta di BNP-Paribas?

Il Signor Giancarlo Citi afferma di averla letta.

Presidente: allora non l'ha letta bene.

Il Signor Giancarlo Citi afferma di averla letta

bene e di essere in possesso anche del riassunto intitolato "Autonomia con il supporto di BNP", inviato anche all'Avv. Speranza, offrendosi di leggerlo al Presidente che magari non l'ha letto bene.

Presidente: Lei non deve riassumere, perché quando si fanno i riassunti si rischia di non comprendere appieno. La BNP, grande gruppo bancario internazionale, con cui noi collaboriamo dal 1984, intanto vuole portare nel suo portafoglio il controllo di Findomestic...

Signor Giancarlo Citi: pagandolo, pagandolo in soldoni, non in discorsi. Findomestic è una grande azienda e noi siamo arrivati ad essere soci al 50%. Il Signor Citi giudica, però, che in questo momento per noi sia molto più importante mantenere il posizionamento territoriale, piuttosto che la Findomestic.

Presidente: scusi ma lei vuol venire a fare la sua replica? E allora venga, perché non può interrompere sempre il mio intervento.

Il Signor Giancarlo Citi ricorda come il Presidente abbia affermato che a Firenze non ci sia nessuno che gli dà una mano e osserva che quando lui cerca di dare una mano viene trattato male.

Presidente: bisogna avere la prudenza e l'umiltà di studiare attentamente, leggersi i testi di legge, i provvedimenti, le sentenze, i contratti, gli statuti.

Ho chiesto che la relazione di Minigrilli fosse messa a verbale perché l'ho apprezzata molto. Ho apprezzato anche quello che ha detto Formentini al quale però ricordo che, non si può parlare di vendita, che non risulta essere stata decisa, né di oneri fiscali sulla vendita perché questi sono argomenti che in questa sede noi non possiamo dibattere perché non li conosciamo.

Desidero sottolineare l'aspetto decisivo delle dimensioni. Finché c'erano, in autonomia, la Cassa di Risparmio di Torino, la Cassa di Risparmio delle Provincie Lombarde, ecc., e tutto un altro mondo, noi potevamo stare per conto nostro. Potremmo stare per conto nostro anche oggi se non ci fossero i problemi della dimensione. Se la Barclays incorpora ABN-Amro, si parla di aziende di dimensione stratosferica rispetto a noi, 25-30-40 volte, cosa vogliamo fare noi? Resistere nel nostro fortino o fare un accordo? Io non credo che ci sarà un "8 settembre" 1943 dell'Ente. L'Ente negozierà piuttosto i "Trattati

di Roma" del 1957, ha la capacità di negoziare questi accordi avendo il 42% della Banca. D'altra parte non credo che gli altri siano dei boy-scout.

Cosa si fa, si viene qua e si distrugge ogni cosa? Si spende, si valuta enormemente questa azienda e poi vogliamo mandare tutti a casa? Ma come si fa a giudicare le cose in questi termini? Ne riparleremo insieme.

Chiedo al Direttore di rispondere a quella richiesta del Signor Formentini circa Banca di Romania.

Direttore Generale Rag. Lino Moscatelli: per quanto riguarda la Banca in Romania, ci si può riferire a pagina 29 del bilancio individuale dove si dice che è stato acquisito il 56,229%, c'è una put e qui viene commentata anche questa. Nel bilancio consolidato si trovano riferimenti a pagina 10, a pagina 28 c'è il bilancio al 31 dicembre 2005 e 31 dicembre 2006, a pagina 43 sono indicate le filiali che erano undici al 31 dicembre e che oggi sono diciotto. A pagina 173 è commentata la gestione dei rischi Banca CR Firenze in Romania ed infine a pagina 237 vengono commentati i metodi di valutazione di Banca CRF

Romania. L'acquisto è stato fatto per 30 milioni e mezzo di Euro, corrispondenti a 3,3 volte il patrimonio, i dipendenti sono circa 130.

Presidente: rispondo alle puntuali osservazioni del Socio Sementilli a proposito dell'out-sourcing. L'Ente, prima di cominciare ad affrontare il tema di questa situazione del mercato bancario italiano che si andava surriscaldando, ha chiesto a grandi consulenti, come Mediobanca, Goldman Sachs, Bain & C., pareri sull'argomento. Questi hanno concluso che la Banca può stare anche da sola a condizione che avvengano delle concentrazioni, e hanno fatto anche qualche ipotesi di lavoro. Ora, stare da soli con le concentrazioni è un po' una antinomia. Inoltre i consulenti hanno auspicato che ci siano ottimizzazioni delle minorities, giudicate voi cosa significa, e anche che ci sia un ricorso l'out-sourcing, secondo una cultura ormai imperante sulla contrazione dei costi, eccetera. Noi non siamo più l'antica Cassa di Risparmio, come ho cercato di spiegarvi. Le provvidenze al territorio le deve fare l'Ente, il rapporto con il territorio ce l'abbiamo anche noi ma noi dobbiamo stare sul mercato con prodotti e servizi di

eccellenza, quindi la dimensione ha un'importanza enorme, fondamentale, perché la dimensione può consentire l'autofinanziamento, altrimenti è necessaria la richiesta di capitali freschi dall'esterno. Si vanno a chiedere alla Fondazione? Oppure magari facciamo degli aumenti di capitale di importo molto rilevante e la Fondazione è costretta a diminuire la sua partecipazione? ....

Il Signor Giancarlo Citi chiede di replicare per osservare che i dati di bilancio ci confortano.

Presidente: I dati di bilancio ci confortano, ma quando lei vuole aprire 50-60-70 sportelli l'anno, con il solo autofinanziamento non ci arriva. Nel 1992 per aver aperto 19 sportelli, gli utili scesero da 56 milioni di Euro a 6 milioni di Euro e poi arrivò la Banca d'Italia. Questo è un argomento determinante.

A proposito di BNP-Paribas. E' stato un partner d'eccellenza, nel testo della sua lettera dice che una banca di "prossimità" non può stare in autonomia se non ha un grande partner che la sostenga, che le faccia vendere prodotti e servizi, che gli dia la piattaforma, eccetera. Purtroppo, BNP-Paribas ha scritto una lettera di proponimenti, ma non ha offerto un progetto com-

pleto. E' inutile allora fare polemiche, inutile dire c'era l'offerta di BNP-Paribas e i fiorentini sono andati con i milanesi mentre era meglio se andavano con i parigini...

Il Signor Giancarlo Citi ritiene che sarebbe stato il caso di valutare le 4-5 proposte degli altri gruppi europei citati dal Presidente.

Presidente: 4-5 proposte? Ma che cosa dice? Lei non mi sta a sentire; io ho detto che sui tavoli di alcuni grandi gruppi nazionali ed internazionali vi è un fascicolo aperto sulla Cassa di Risparmio di Firenze. Lei è più giovane di me, non cerchi di dimenticare o confondere. Il Signor Meiattini ha chiesto di poter replicare: si accomodi.

Il Signor Emilio Edoardo Meiattini interviene solo per puntualizzare un argomento che crede di non aver illustrato bene nel suo intervento.

Nella parte finale della sua relazione aveva detto "nessuno dorma sonni tranquilli" perché riteneva che un gruppo consistente di soci si opporrà a questa operazione. Ci tiene a chiarire che questa frase voleva essere una ingenua affermazione e non una affermazione vagamente minacciosa come gli sembra dall'interpretazione

data dal Presidente.

Presidente: Signor Meiattini, per cortesia, mi dia spazio per dire che, ben conoscendola, non mi sarei mai sognato di pensare che il suo fosse un avvertimento minaccioso. Io voglio dormire sonni tranquilli. Se c'è chi contrasta questa operazione, ben venga: siamo tutti enti collettivi, io sono il Presidente della Banca e francamente mi farebbe piacere che ci fossero dei progetti ambiziosi su questa Banca.

Il Signor Emilio Edoardo Meiattini chiede di replicare affinché qualcuno gli spieghi come possa accadere che a seguito di un'operazione di fusione o di acquisto, non vi siano perdite di posti di lavoro. A suo avviso ciò accade costantemente: l'ultima fusione, quella fra Banca Intesa e SanPaolo, è sotto gli occhi di tutti, ma è tutta la storia del mondo del credito italiano che pur rincorre modelli anglosassoni, non in linea con la filosofia del nostro Paese, ad andare in quella direzione. Crede che le dimensioni che noi abbiamo raggiunte siano sufficienti a mantenere una quota di mercato corretta e che quindi si possa continuare egregiamente a fare il lavoro già svolto in tutti questi anni, rima-

nendo autonomi. Diversamente opinando si domanda allora se forse CARIGE sia gestita da una massa di persone che non sanno come funziona il mercato. Desidera ricordare a tutti che intorno alla Cassa di Risparmio di Genova si è creato una specie di muro di protezione contro qualsiasi tentativo di acquisizione ed il mondo economico e politico, oltre naturalmente alla Fondazione, hanno fatto muro rispetto a proposte che probabilmente anche loro avrebbero potuto avere. Rivolgendosi al Presidente, ritiene che ci sia un vino di qualità ed un vino di minor qualità: sono due prodotti diversi, ma si chiede cosa ci sia che impedisca al mondo del credito italiano di avere due prodotti diversi.

Ribadisce come per lui sia fondamentale preservare un'antica peculiarità fiorentina e toscana e mantenere un tradizionale ancoraggio della Banca con la realtà sociale ed economica locale. Richiama l'inizio dell'articolo 26 dello statuto dell'Ente dove c'è scritto che "L'Ente, nel rispetto dei principi di salvaguardia, diversificazione e redditività", ma la frase finale è rimasta, non è stata tolta e pensa che l'Ente e tutti noi si debba far riferimento a quella fra-

se.

Si consola, se non ha capito male un'altra volta, sapendo che neanche il Presidente conosce i termini che avrà questa operazione, se poi verrà fatta questa operazione, perché sul giornale non c'è scritto niente al di là del fatto che i due soggetti abbiano dichiarato a Consob, come era doveroso fare, che ci sono delle trattative in corso. Si augura che invece di una operazione di fusione per incorporazione, si vada verso una operazione di federazione che potrebbe anche avere risvolti positivi.

Presidente: Signor Meiattini grazie del suo intervento. Signor Citi adesso può intervenire.

Il Signor Giancarlo Citi si rifiuta di credere che, improvvisamente, si sia passati da una posizione intelligente, ponderata, ad una insipiente: infatti noi abbiamo fino ad oggi resistito con un arbitrato e chi si interessava di queste cose ha avuto l'opportunità di dire che, molto probabilmente, gli esiti dell'arbitrato non ci avrebbero visto perdenti. Intende ovviamente riferirsi non all'arbitrato *nato* successivamente per Findomestic, ma a quello precedente che riguardava la pretesa di Banca Intesa di co-

stringerci a cedere un ulteriore 10% delle nostre azioni così da essere poi in grado di lanciare un'OPA.

Presidente: l'OPA la può lanciare anche ora; nel caso di successo nell'arbitrato il SanPaolo avrebbe una partecipazione quasi paritetica con quella dell'Ente.

Il Signor Giancarlo Citi pensa che la resistenza per tutelare l'integrità e l'autonomia della Banca non sia storia di dieci anni fa, ma soltanto di pochi giorni fa...

Presidente: non è così; l'arbitrato è di due anni fa.

Il Signor Giancarlo Citi ribadisce che l'arbitrato è stato rinviato: l'anno scorso in autunno dovevamo avere una prima risposta, poi è stato rinviato ma comunque si tratta di mesi. In ogni caso ritiene che con la procedura dell'arbitrato vi sia stata una precisa presa di posizione nel senso di non essere d'accordo con le pretese di Banca Intesa. Questa è storia. Osserva come anche allora avevamo una Banca efficiente e come improvvisamente ora si cambi idea. E' vero che soltanto gli sciocchi non cambiano mai idea e quindi ritiene che sia possibile anche cambiar-

la, però si chiede perché si debbano fare le cose così in fretta.

Presidente: francamente questo non lo può domandare a noi del Consiglio di Amministrazione di Cassa di Risparmio di Firenze. Qui non si sta tenendo l'assemblea della Fondazione. Io accetto che voi, poiché tutte le mattine entrate in banca e ci lavorate, facciate ora questo sfogo giusto, morale, di riflessione, ma non potete venirmi a dire cosa deve essere fatto, cosa si doveva fare prima o dopo. Questo, Signor Citi, è fuori luogo, non lo può dire in questa aula, vada a dirlo all'assemblea dell'Ente.

Il Signor Giancarlo Citi ricorda come il Presidente nella sua prolusione abbia tenuto a dimostrare che la Banca sarebbe stata venduta prima se non fossero state prese determinate decisioni e rileva che il Presidente nella sua cronistoria puntuale e precisa, ha parlato non solo da Presidente di una Società per Azioni, ma anche da fiorentino e da uomo che è interessato a tutta la banca, non soltanto ad una parte. Chiede quindi di poter esprimere tutto questo anche lui, senza addebiti al Presidente.

Presidente: io ho voluto offrire le mie conside-

razioni perché sui giornali si è scritto che il Presidente della Cassa di Risparmio di Firenze affermava di aver fatto il miglior bilancio della storia della Banca e che, con entusiasmo, ne stava promuovendo la vendita. Sono parole fuori luogo, mi dispiace perché vengono da persone a cui sono legato da fraterna amicizia e allora io la invito, Signor Citi, a considerare che in questa sede non possiamo parlare del prima e del dopo. Io penso che siccome lei è un attento lettore della storia del sistema bancario italiano sappia che ci sono delle situazioni in cui la delicatezza del momento consiglia a noi di fermarsi qui. Vuole ancora intervenire?

Il Signor Giancarlo Citi dà ragione al Presidente in quanto ritiene che sia in buona fede quando ha detto che non gli risulta essere stata firmata alcuna carta che impegna la Banca, quindi, a suo avviso, anche il Presidente sta esprimendo una vicenda dove la temporalità c'è ancora. Abbiamo ancora l'occasione di poter valutare al meglio. Osserva come dall'analisi precisa che ha fatto il Presidente si possa evincere come anche il Presidente si preoccupi per il futuro e questo non può altro che essere dato come merito

al Presidente stesso. Nello stesso tempo, crede che il Presidente non gradisca trovarsi allocato da una parte in maniera affrettata.

Presidente: riconosco la sua intelligenza, ma, per favore, non mi faccia la psicanalisi. Lei dica quello che ha da dire, anche se è fuori dal tempo di intervento, ha parlato soltanto lei.

Il Signor Giancarlo Citi, rivolgendosi al Presidente, chiede se a lui faccia piacere come Presidente della Cassa di Risparmio di Firenze che un partner attuale della Banca, BNP-Paribas, proponga un accordo, acquisendo azioni per il 10% e garantisca il controllo insieme all'Ente, mettendo così al riparo la Banca da qualsiasi manovra ostile. Chiede se il Presidente questo lo giudichi un fatto positivo o negativo. Ringrazia e chiede che venga messo a verbale.

Presidente: prego Signor Sementilli.

L'Azionista Antonio Sementilli interviene nuovamente per rimarcare che i lavoratori della Cassa di Risparmio di Firenze, nella loro quasi totalità, sono profondamente contrari alla cessione della banca anche in relazione ai risultati di bilancio, per alcuni versi esaltanti, di cui sono stati i protagonisti. Tale contrarietà deriva

dalla loro consapevolezza che, in ipotesi di cessione della Banca, verrebbe meno tutta la professionalità che hanno acquisito e tutti i sacrifici che sono stati fatti proprio per acquisirla. Quindi, contrariamente a quanto espresso da qualche altro intervenuto, dichiara che i lavoratori non andranno a parlare con nessuno perché in questa fase essi sono profondamente contrari alla vendita della Cassa di Risparmio di Firenze per i motivi già ampiamente esposti e informa il Presidente che continueranno con le loro iniziative. Conclude dicendo che questo suo intervento voleva essere una specie di dichiarazione di voto.

Presidente: naturalmente noi non possiamo parlare di quello che succede nella casa della Cassa di Risparmio di Genova: francamente sarebbe un fuor d'opera. Ricordo soltanto che la Fondazione Cassa di Risparmio di Genova è partecipata da: Camere di Commercio, Comuni della Provincia di Genova e della Provincia di Savona, e dalle rispettive Province. Tutte queste istituzioni sono finanziate dalla Cassa di Risparmio di Genova. Quando è stato detto dal Presidente della Fondazione "anche se non abbiamo gli utili, l'impor-

tante è che la banca continui ad operare", è stato già detto tutto.

Con BNP-Paribas, i cui vertici sono costituiti da persone di grande spessore e correttezza, noi abbiamo una collaborazione magnifica che dura da molto tempo: Findomestic sorse nel 1984 in partnership per una felice intuizione del Presidente Lapo Mazzei; naturalmente anche loro non sono boyscouts. Quello che lei ha affermato va integrato. Intanto dovremmo dargli, senza tante difficoltà, Findomestic, e se avessero già avuto Findomestic non so se, poi, avrebbero scritto lettere d'amore. Comunque il punto centrale è che loro chiedono che la Banca rimanga quotata. La dimensione di BNP-Paribas, rispetto all'Ente Cassa di Risparmio di Firenze, qualora venisse raggiunto l'accordo, è paragonabile a quella del globo terracqueo rispetto ad una isoletta nelle Antille. E se ad un certo punto, tra qualche anno non ci fossero più gli attuali vertici ed i loro successori cambiassero idea e facessero una bella operazione su Firenze? Noi dobbiamo avere la capacità intellettuale di guardare tutte le biglie in movimento sul tavolo contemporaneamente, altrimenti si perde il quadro d'insieme per

inseguire un aspetto particolare.

Adesso però l'argomento è chiuso e si deve passare alla votazione.

Presidente: Nessun altro chiedendo la parola, dichiaro chiusa la discussione.

Il Presidente, sulla base anche della proposta fatta dal rappresentante del Socio Ente Cassa di Risparmio di Firenze, sottopone all'approvazione la delibera di cui prega il Dott. Guardasoni di dare lettura.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura della seguente proposta di delibera:

"L'assemblea dei soci della Cassa di Risparmio di Firenze S.p.A. riunitasi il 26 aprile 2007, visto il progetto di bilancio dell'esercizio 2006, la Relazione Illustrativa della Gestione ed il Bilancio consolidato al 31 dicembre 2006 predisposti dal Consiglio di amministrazione, udita la relazione del Collegio Sindacale e viste le relazioni della Società di Revisione approva integralmente quanto proposto dal Consiglio di Amministrazione.

In esito alla distribuzione dell'utile sociale di Euro 240.338.622,21, delibera innanzitutto di

attribuire un dividendo di dieci centesimi di Euro a ciascuna delle azioni aventi diritto a partecipare agli utili dell'esercizio 2006, assegnando quindi:

- alla riserva legale in misura pari al cinque per cento dell'utile d'esercizio, come richiesto dal Codice Civile e previsto dall'articolo 21, lettera a), dello statuto,

Euro 12.016.931,11

- alle altre riserve Euro 144.013.610,09 di cui:

= al fine di ricostituire l'ammontare del patrimonio netto esistente prima del "rigiro" a conto economico della riserva "AFS" avvenuto in seguito alla cessione delle interessenze detenute in Sanpaolo IMI S.p.A. ed in Fondiaria-SAI S.p.A.

Euro 64.147.213,01

= ad una riserva indisponibile ai sensi dell'articolo 6 del "Decreto IAS"

Euro 861.652,17

= ad incremento del patrimonio netto

Euro 79.004.744,91

- ai titolari delle azioni emesse fino alla data del 25 aprile 2007, in ragione di dieci centesimi di Euro per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di paga-

mento 24 maggio 2007)

Euro 82.831.966,80

- ai titolari delle n. 671.881 azioni di potenziale emissione in seguito all'esercizio della seconda tranche del piano di stock option, sempre in ragione di dieci centesimi di Euro per ogni azione posseduta (data di "stacco-cedola" 21 maggio 2007 - data di pagamento 24 maggio 2007)

Euro 67.188,10

L'assemblea delibera inoltre di destinare alla riserva legale la parte di utile dell'esercizio 2006 assegnata alle azioni di potenziale emissione, per un importo massimo di Euro 67.188,10, che non dovesse essere ripartita per il mancato esercizio, entro il 21 maggio 2007, del diritto attribuito dal piano di stock option.

L'assemblea delibera di porre in pagamento il dividendo nella misura anzidetta, con l'osservanza delle norme di legge, a partire dal 24 maggio 2007 (con stacco della cedola il 21 maggio 2007) tramite gli intermediari autorizzati.

L'assemblea delibera inoltre che una quota di utili pari a Euro 1.408.926,11, come previsto dall'art. 21 lett. c. dello statuto sociale, sia destinata, come per il passato, a scopi di uti-

lità sociale, finanziamento di attività culturali e scientifiche e promozione dell'immagine dell'azienda, delegando al Consiglio di Amministrazione l'individuazione e l'attuazione dei singoli interventi.".

Il Presidente mette quindi in votazione, per alzata di mano, la deliberazione sul primo argomento dell'ordine del giorno.

Il Signor Giancarlo Citi desidera fare una dichiarazione di voto annunciando il suo voto contrario. Dichiara che tale voto contrario non è fondato sulle risultanze del bilancio e l'impegno del management, ma è motivato dal fatto che questi buoni risultati di bilancio invece di essere utilizzati per rafforzare il posizionamento della Banca e dare un senso al suo futuro, sono interpretati come una migliore occasione per vendere e questo non lo può accettare.

Presidente: la ringrazio della sua dichiarazione di voto.

Il Presidente comunica che, dopo prova e controprova, la proposta è stata approvata a maggioranza, con il voto contrario dei seguenti azionisti:

1) Riccardo Lombardi n. 284 azioni in proprio;

2) Antonio Sementilli n. 520 azioni in proprio;

3) Patrizio Benvenuti n. 284 azioni in proprio;

4) Massimiliano Lanzini n. 520 azioni in proprio

5) Giuliano Bianconi n. 1.279 azioni per delega;

6) Massimo Terzani n. 1.417 azioni per delega;

7) Stefano Marini n. 553 azioni in proprio;

8) Pierpaolo Stronchi n. 284 azioni in proprio;

9) Giancarlo Citi n. 33.449 azioni per delega,

e senza alcun astenuto.

Sul secondo punto all'ordine del giorno per la parte ordinaria (Autorizzazione all'acquisto e vendita di azioni proprie) **il Presidente** prega il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni di proseguire la trattazione dell'ordine del giorno.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni informa i presenti che le proposte del Consiglio di Amministrazione all'assemblea sono contenute nell'apposita relazione informativa, redatta in conformità all'articolo 73 del Regolamento Emittenti Consob e, con il consenso dell'Assemblea, il Presidente ritiene di dare per letta tale relazione, la quale è stata comunicata alla Consob ed è stata messa a disposizione del pubblico nella sede so-

ciale e presso la Borsa Italiana, anche attraverso i rispettivi siti internet, nei termini previsti dal Regolamento Emittenti Consob.

Il Presidente dichiara aperta la discussione sul secondo argomento per la parte ordinaria e invita tutti gli interessati a presentare richieste di intervento, qualora non l'avessero già fatto, a recarsi, con l'apposita scheda, presso la postazione di raccolta interventi situata al tavolo della segreteria assembleare.

Il Presidente invita la prima persona che ha richiesto di intervenire a raggiungere il podio. Ha chiesto di intervenire il Signor Giancarlo Citi che però in questo momento non è presente in sala.

Il Presidente, nessun altro chiedendo la parola, dichiara chiusa la discussione e passa alla votazione sulla proposta di delibera sul secondo punto all'Ordine del giorno, della cui lettura incarica il Dott. Armando Guardasoni.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura della seguente proposta di delibera:

"L'assemblea ordinaria dei soci della Cassa di Risparmio di Firenze S.p.A. riunitasi il 26 a-

prile 2007, ai sensi degli articoli 2357 e 2357 ter del codice civile e dell'art. 132 del Decreto Legislativo del 24 febbraio 1998 n. 58, autorizza il Consiglio di Amministrazione ad operare in azioni proprie. Al Consiglio sono attribuite le seguenti facoltà:

- acquistare, nel rispetto delle correnti norme e modalità di intermediazione del mercato azionario, e comunque nei limiti previsti nell'ambito delle Prassi di Mercato Ammesse dalla Consob, le azioni sul mercato di quotazione secondo le modalità operative stabilite da Borsa Italiana S.p.A. che non consentano l'abbinamento diretto delle proposte di negoziazione in acquisto con predeterminate proposte di negoziazione in vendita; gli acquisti saranno effettuati fino al limite massimo globalmente detenibile in portafoglio di n. 10.000.000 di azioni del valore nominale di Euro 1, ad un prezzo non inferiore del 20% nel suo minimo e non superiore del 10% nel suo massimo rispetto al prezzo di riferimento fatto registrare dal titolo nella riunione di Borsa del giorno precedente ogni singola operazione di acquisto; il controvalore delle azioni detenute in portafoglio non potrà superare co-

munque l'importo di Euro 50.000.000;
- vendere, sempre nel rispetto delle correnti norme e modalità di intermediazione del mercato azionario, e comunque nei limiti previsti nell'ambito delle Prassi di Mercato Ammesse dalla Consob, sul mercato di quotazione tutte o parte delle azioni proprie eventualmente detenute a seguito di quanto precede, a prezzi in ogni caso non inferiori di più del 5% rispetto al prezzo di riferimento fatto registrare dal titolo nella riunione di Borsa del giorno precedente ogni singola operazione di vendita;
- procedere all'alienazione a diverso titolo delle azioni proprie detenute quale corrispettivo in permuta di partecipazioni, beni o attività, e/o nell'ambito di operazioni di finanza straordinaria nel rispetto delle norme che regolano tali operazioni nonché delle migliori pratiche nazionali e internazionali in materia;
- durata dell'autorizzazione accordata: fino ad approvazione, da parte dell'Assemblea, del bilancio dell'esercizio 2007 e comunque non superiore a 18 mesi dalla data dell'Assemblea di approvazione del bilancio 2006.".

Il Presidente mette quindi in votazione, per al-

zata di mano, la deliberazione sul secondo argomento dell'ordine del giorno.

Il Presidente comunica che, dopo prova e controprova, la proposta è stata approvata a maggioranza, senza alcun voto contrario e con l'astensione dei seguenti azionisti:

1) Roberta Biagi n. 2.572 azioni per delega del Socio Alaska Electrical Pension Plan.

Il Presidente passa alla trattazione del **terzo argomento all'ordine del giorno per la parte ordinaria** (Nomina del Collegio sindacale tramite votazione per liste di candidati; deliberazioni inerenti e conseguenti).

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni per introdurre l'argomento ricorda che il Collegio Sindacale attualmente in carica, nominato dall'assemblea ordinaria del 27 aprile 2004, giunge alla scadenza del mandato triennale. Occorre procedere quindi alla nomina del nuovo Collegio il cui mandato scadrà con l'assemblea di approvazione del bilancio dell'esercizio 2009.

La nomina avviene sulla base di un procedimento di votazione per liste di candidati disciplinato dalle disposizioni contenute nell'art. 16 dello

statuto sociale.

Non sarà data applicazione alle nuove norme statutarie deliberate dalla presente assemblea in sede straordinaria, in quanto la deliberazione, come è già stato ricordato dopo la proclamazione del voto, deve essere ancora oggetto di iscrizione nel Registro delle Imprese. Sarà invece applicata la norma di legge contenuta nell'art. 148, comma 2-bis, del Testo Unico della Finanza, che stabilisce che il Presidente del Collegio sia eletto nell'ambito della lista di minoranza.

Si dà atto a questo riguardo che sono state presentate due liste sulla cui composizione sono contenute informazioni anche nel materiale consegnato ai presenti all'ingresso. Le liste sono state presentate nell'osservanza delle regole contenute nello statuto sociale.

La lista numero 1, presentata il 20 aprile dal Socio Ente Cassa di Risparmio di Firenze, con i nomi dei Signori:

1. Dott. Vieri Fiori

2. Dott. Marco Sacconi

3. Dott. Francesco Mancini

La lista numero 2, presentata il 20 aprile dal Socio Intesa Sanpaolo S.p.A., con i nomi dei Si-

gnori:

1. Dott. Domenico Muratori

2. Avv. Angelo Falbo

3. Dott.ssa Silvia Rinaldi.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni informa che le liste sono state depositate presso la Sede Sociale corredate dalla documentazione prevista dall'art. 16 dello Statuto, ed in particolare:

- copie delle certificazioni attestanti il possesso del numero di azioni necessario per la presentazione delle liste,
- dichiarazioni con le quali i candidati accettano la candidatura ed attestano l'inesistenza di cause di ineleggebilità e di decadenza ed il possesso dei requisiti prescritti dalla normativa vigente per l'assunzione della carica, corredate, per ciascun candidato, dal curriculum vitae e dall'elenco delle cariche ricoperte in altre società ai sensi dell'art. 2400, 4° comma, del codice civile.

Il Presidente segnala che tutti i candidati hanno dichiarato di aver svolto l'attività di controllo legale dei conti per un periodo non inferiore a tre anni, come disposto dall'art. 1 del

Decreto del Ministero di Giustizia n. 162 del 30 marzo 2000.

Ricorda poi che il Consiglio di Amministrazione, per ciascuno dei Sindaci nominati, procederà alla verifica dell'esistenza dei requisiti per l'assunzione della carica di Sindaco previsti sia dalle disposizioni sulle società quotate sia da quelle che regolano le banche.

Oltre alla nomina del Collegio sarà necessario determinare l'entità dei compensi dei Sindaci a valere sull'intero triennio.

Ricorda che l'assemblea che aveva nominato il Collegio in scadenza aveva stabilito un compenso annuo di Euro 66.000 per il Presidente e di Euro 44.000 per gli altri componenti effettivi, oltre al mantenimento della copertura assicurativa per i rischi di responsabilità civile a favore dei componenti del Collegio Sindacale negli stessi termini ed alle stesse condizioni previste per la copertura dei Consiglieri. In base alle disposizioni dello statuto sociale ai Sindaci spettano inoltre i gettoni di presenza per le riunioni degli Organi Amministrativi, nella stessa misura fissata per i Consiglieri, oltre al rimborso, anche in misura forfettaria, delle

spese sostenute per ragione del loro incarico.

Il Presidente dichiara aperta la discussione sul terzo argomento per la parte ordinaria e invita tutti gli interessati a presentare richieste di intervento, qualora non l'avessero già fatto, a recarsi, con l'apposita scheda, presso la postazione di raccolta interventi situata al tavolo della segreteria assembleare.

Il Presidente invita la prima persona che ha richiesto di intervenire a raggiungere il podio.

Il Dott. Carlo Berselli, in rappresentanza dell'Azionista "Intesa Sanpaolo S.p.A." (per n. 153.898.664 azioni): innanzitutto colgo l'occasione per ringraziare il Collegio Sindacale uscente per l'opera svolta a favore della Società e del Gruppo in questi tre esercizi.

Per quanto riguarda il compenso a favore dei Sindaci che risulteranno eletti propongo che al Presidente del Collegio sia riconosciuto un emolumento di Euro 70.000 su base annua e che il compenso per gli altri sindaci effettivi sia fissato in Euro 45.000, sempre su base annua.

Propongo inoltre che il gettone di presenza giornaliero sia confermato nella stessa misura di Euro 300 già prevista per i Consiglieri per

la partecipazione alle riunioni del Consiglio e/o del Comitato, cui si aggiungerà il rimborso, che potrà essere determinato anche in misura forfettaria, delle spese sostenute per ragione dell'incarico, come stabilito dall'art. 15 dello statuto.

Propongo infine che sia mantenuta la copertura assicurativa per responsabilità civile a favore dei Sindaci, negli stessi termini ed alle stesse condizioni previste per i Consiglieri.

Il Signor Giancarlo Citi chiede la parola per ringraziare il Collegio Sindacale uscente, che è arrivato alla fine del proprio mandato e che puntualmente ha provveduto a fare le verifiche del caso con grande attenzione ed anche, a volte, indirizzando gli altri Organi. Propone che il compenso per il Collegio Sindacale che sarà eletto sia portato ad 80.000 Euro annui per il Presidente, in considerazione dei numerosi adempimenti in più che dovranno essere svolti come, ad esempio, i falsi e veri arbitrati, cioè gli arbitrati dati per scontati che poi non sono arrivati alla fine e non si sa se mai finiranno, e quelli che invece dovranno iniziare...

Presidente: non comprendo il collegamento da Lei

fatto fra Collegio Sindacale ed arbitrato. Perché poi usa l'espressione "falsi e veri arbitrati"? Non può essere più esplicito?

Il Signor Giancarlo Citi chiarisce che intendeva "falso" come falsa partenza, come falso arrivo, e non certo un arbitrato inventato. Riprendendo il discorso afferma che il Presidente del Collegio Sindacale dovrà fare una serie di valutazioni in più, tra cui anche quelle volte a verificare le proposte che dovranno essere esaminate, al di là dell'esame che di esse ne farà l'Ente Cassa. Pensa che 10.000 Euro annui di compenso in più possano essere attribuiti al Presidente perché la proposta di 70.000 Euro è fatta da Intesa Sanpaolo in considerazione del fatto che loro sono abituati ad uno svolgimento di queste funzioni con una serie di studi professionali molto più importanti ed evoluti.

Presidente: Lei Signor Citi ha già espresso la sua proposta. Deve aggiungere altro?

Il Signor Giancarlo Citi conclude che il suo intervento ha lo scopo di dare un contributo costruttivo ed aggiunge la proposta di aumentare anche il gettone di presenza dagli attuali 300 Euro a 500 Euro.

Presidente: Ringrazio gli intervenuti ed a questo punto dichiaro chiusa la discussione e passo alla votazione circa la determinazione del compenso al Collegio Sindacale ed incarica il Dott. Armando Guardasoni di dare lettura della delibera che riprende le proposte formulate dal rappresentante dell'Azionista Intesa Sanpaolo S.p.A..

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura della proposta di delibera sul terzo argomento all'ordine del giorno, che qui di seguito si riporta:

"L'assemblea ordinaria dei soci di Cassa di Risparmio di Firenze S.p.A. riunitasi il 26 aprile 2007 delibera di corrispondere al Collegio Sindacale in carica per gli esercizi 2007, 2008 e 2009 compensi determinati, per tutta la durata della carica, in Euro 70.000 su base annua per il Presidente del Collegio ed in Euro 45.000 su base annua per ciascuno degli altri Sindaci effettivi, oltre ad un gettone di presenza giornaliero di Euro 300 per la partecipazione alle riunioni del Consiglio di Amministrazione e/o del Comitato Esecutivo.

Resta altresì fermo il rimborso delle spese so-

stenute per ragione del loro incarico, ai sensi dell'art. 15 dello statuto.

L'assemblea autorizza inoltre il Consiglio di Amministrazione a mantenere la copertura assicurativa per i rischi di responsabilità civile a favore dei componenti del Collegio Sindacale negli stessi termini ed alle stesse condizioni previste per la copertura dei Consiglieri stessi.".

Il Presidente, mette quindi in votazione, per alzata di mano, la proposta di delibera.

Il Presidente comunica che, dopo prova e controprova, la proposta è stata approvata a maggioranza con il voto contrario dei seguenti azionisti:

1) Giancarlo Citi n. 33.449 azioni per delega,

e l'astensione dei seguenti azionisti:

1) Roberta Biagi n. 2.572 azioni per delega del socio Alaska Electrical Pension Plan.

Non occorre votare la proposta del Signor Giancarlo Citi in quanto è risultata approvata a maggioranza la antitetica proposta del Socio Intesa SanPaolo S.p.A..

Il Presidente prosegue la trattazione del terzo punto all'ordine del giorno ricordando che la

seconda deliberazione da adottare riguarda la nomina dei componenti del Collegio attraverso la votazione per liste.

Il Presidente segnala che su questo argomento non si procederà per alzata di mano. Ogni avente diritto al voto dovrà infatti recarsi, con la propria scheda, alla postazione "Voto Assistito" e là dichiarare se intende fare registrare il proprio voto a favore della prima ovvero della seconda lista, oppure se intende dichiararsi astenuto o contrario rispetto a tutte le liste presentate.

Il Presidente invita, a questo proposito, a seguire le indicazioni del personale di assistenza in sala.

Il Presidente dà inizio alla votazione.

Il Presidente, terminata la votazione, proclama l'esito del voto, dichiarando che:

- sono stati espressi a favore della prima lista, presentata dall'Ente Cassa di Risparmio di Firenze, n. 306.318.578 voti,
- sono stati espressi a favore della seconda lista, presentata da Intesa Sanpaolo S.p.A. n. 153.899.164 voti,
- non è stato espresso alcun voto contrario a

tutte le liste,

- si sono astenuti i seguenti azionisti:

1) Giuliano Bianconi n. 1.279 azioni per delega;

2) Roberta Biagi n. 2.572 azioni per delega del socio Alaska Electrical Pension Plan;

3) Antonio Sementilli n. 520 azioni in proprio;

4) Riccardo Lombardi n. 284 azioni in proprio.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni su incarico del Presidente dichiara che a norma dell'articolo 16 dello Statuto, risultano, pertanto, nominati quali membri del Collegio Sindacale:

- Sindaco Effettivo e Presidente del Collegio Sindacale il Dott. DOMENICO MURATORI;
- Sindaci Effettivi il Dott. VIERI FIORI ed il Dott. MARCO SACCONI;
- Sindaci Supplenti il Dott. FRANCESCO MANCINI ed l'Avv. ANGELO FALBO.

Il Presidente rivolge ai Sindaci eletti un vivissimo augurio di buon lavoro.

Il Presidente passa alla trattazione **del quarto argomento all'ordine del giorno per la parte ordinaria** (Determinazioni in merito all'avvenuta cooptazione di un consigliere d'amministrazione ai sensi dell'art. 2386 del codice civile). **Il**

Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni ricorda che in occasione dell'Assemblea ordinaria del 27 aprile 2006 è stato rinnovato il Consiglio d'Amministrazione per il triennio che si concluderà con l'assemblea di approvazione del bilancio dell'esercizio 2008. Tra i componenti eletti figurava, confermato nella carica, il Prof. Pier Giovanni Marzili, che, come il Presidente ha ricordato in apertura, per molti anni ha fornito alla società il suo prezioso contributo di studioso di strategie aziendali e di professionista fino alla Sua scomparsa avvenuta il 3 settembre 2006.

Il Consiglio d'Amministrazione, nella riunione tenutasi il 2 ottobre 2006, ha deliberato, con l'approvazione del Collegio Sindacale, la nomina del Dott. Federico Vecchioni a componente del Consiglio di Amministrazione della Banca, in sua sostituzione. Il nuovo Consigliere è nato a Padova nel 1967, è laureato in Scienze Agrarie, è titolare di un'importante impresa agricola a Massa Marittima (GR). Presiede anche la Confagricoltura nazionale e la Camera di Commercio di Grosseto.

In base a quanto stabilito dall'art. 2386 del

codice civile l'assemblea è chiamata a pronunciarsi sulla sua conferma quale componente del Consiglio di Amministrazione.

Il Presidente dichiara aperta la discussione sul quarto argomento per la parte ordinaria e invita tutti gli interessati a presentare richieste di intervento, qualora non l'avessero già fatto, a recarsi, con l'apposita scheda, presso la postazione di raccolta interventi situata al tavolo della segreteria assembleare.

Il Presidente invita la prima persona che ha richiesto di intervenire a raggiungere il podio.

Il Signor Giancarlo Citi afferma che l'occasione che porta un personaggio di questa levatura all'interno del Consiglio di Amministrazione si fonda purtroppo sulla dipartita di un altro membro autorevole. Crede però che si debba esprimere parere più che favorevole in quanto la persona proposta apporterà, a suo giudizio, un notevole arricchimento dello stesso Consiglio di Amministrazione in quanto rappresenta nella propria categoria tutta l'Italia e, nel contempo, una parte della Toscana che, a volte, rimane un poco più oscurata. Ribadisce che l'arrivo del Dott. Vecchioni non può che essere visto in ma-

niera favorevole e propone che alla sua nomina segua un più attento e vigile sviluppo delle potenzialità che sono presenti in quella zona geografica che confina con i territori delle altre Casse delle quali la Cassa di Risparmio di Firenze ha il controllo. Dà quindi il suo benvenuto al nuovo Consigliere.

Il Presidente nessun altro chiedendo la parola dichiara chiusa la discussione e sottopone alla votazione sul quarto argomento dell'ordine del giorno la proposta della cui lettura incarica il Dott. Armando Guardasoni.

Il Segretario del Consiglio di Amministrazione Dott. Armando Guardasoni dà lettura della proposta di delibera sul quarto argomento all'ordine del giorno, che qui di seguito si riporta:

"L'assemblea ordinaria dei soci della Cassa di Risparmio di Firenze S.p.A. riunitasi il 26 aprile 2007 delibera di integrare il Consiglio di Amministrazione nel numero di 14 membri mediante la nomina del Dott. Federico Vecchioni nato a Padova il 23 maggio 1967, il cui incarico cesserà con quello degli altri componenti il Consiglio medesimo, ossia con l'approvazione del bilancio relativo all'esercizio 2008".

Il Presidente mette quindi in votazione, per alzata di mano, la proposta di deliberazione sul quarto argomento dell'ordine del giorno.

Il Presidente comunica che, dopo prova e controprova, la proposta è stata approvata a maggioranza senza alcun voto contrario e l'astensione dei seguenti azionisti:

1) Roberta Biagi n. 2.572 azioni per delega del socio Alaska Electrical Pension Plan.

Presidente: preso atto che è stata ultimata la trattazione dell'Ordine del Giorno, possiamo procedere alla chiusura dell'Assemblea.

Prima di chiudere desidero rivolgere un vivo ringraziamento al Notaro, ai componenti della segreteria assembleare ed a tutti coloro che hanno collaborato per l'organizzazione e lo svolgimento di questa Assemblea.

Un particolare ringraziamento va poi all'Esecutivo, artefice dei risultati che ho presentato.

Desidero poi, naturalmente, rivolgere a tutti Voi un sentito ringraziamento per aver partecipato ai nostri lavori ed in particolare agli azionisti che hanno fatto i loro interventi.

Il Presidente dichiara pertanto chiusa l'Assemblea ordinaria alle ore 15,30.

Il Comparente mi consegna i seguenti documenti che vengono allegati al presente verbale rispettivamente:

- sotto lettera **"A"** l'informativa sul Governo Societario e l'adesione al Codice di Autodisciplina delle Società Quotate;

- sotto lettera **"B"** la Relazione degli Amministratori sulle proposte all'Assemblea Straordinaria;

- sotto lettera **"C"** lo statuto sociale aggiornato a seguito delle delibere odierne;

- sotto lettere **"D"** ed **"E"** gli elenchi nominativi dei Soci che hanno partecipato all'Assemblea rispettivamente in sede straordinaria ed in sede ordinaria, in proprio o per delega, nonché degli eventuali soggetti votanti in qualità di creditori pignoratizi riportatori e usufruttuari, indicanti altresì i Soci che si sono allontanati dalla sala ed i Soci che sono rientrati, con riferimento temporaneo ai singoli punti all'ordine del giorno dell'Assemblea; si precisa che il Socio che si è allontanato dalla sala viene indicato nella prima colonna a sinistra dell'elenco con l'indicazione del segno - , mentre il Socio presente (per presenza fino dall'inizio o per

successivo rientro) è indicato con il segno 1.

Di tutti gli allegati viene da me Notaro omessa lettura per volontà del Comparente.

Il presente atto, dattiloscritto da persona di mia fiducia, escluso quanto notasi di mio pugno in trentaquattro fogli dei quali occupa pagine centotrentasei circa compresa la presente, è stato da me Notaro letto al Comparente il quale, interpellato, lo ha approvato e con me sotto-scritto alle ore 20,30.

F.to Aureliano Benedetti

F.to Luigi Rogantini Picco

* * * * *

SEGUE LA TRASCRIZIONE DEGLI ALLEGATI SOTTO LETTERE "A", "B", "C", "D" ed "E" AL FASCICOLO 4026.



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,319,668.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last updated on 23 April 2007

Amendments to the text of the Article 5
following the exercise of stock options

(Pending filing with the Register of Companies of the amendments approved by the shareholders meeting on 26 April 2007)

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 828,319,668.00** divided into **828,319,668** shares of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the *resolutions* voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **20 April 2007**, following the implementation of the above-described operation a total number of **3,408,119** shares had been issued..

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the "Official Gazette of the Italian Republic" under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary to submit to the bank's registrar, at least two days prior to the date of the meeting, the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares

entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of a controlling relationship pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the

shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. However, where several lists exist, at least one director must be appointed from the list that is second in the number of votes. The directors thus assigned to the majority list shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list or one single list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by the Statutory Auditors.

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers specifically foreseen in articles 2505 and 2505 bis of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

the determination of general management guidelines;

the appointment of the General Manager and of one or more Deputy General Managers and their revocation, removal or termination.

the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

the purchase and sale of its own shares;

the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

the approval of consolidated financial statements.

the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether permanent or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity and professionalism established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office. Persons who are Statutory Auditors for more than five Italian companies listed on Italian regulated markets, that are not part of the Banca CR Firenze Group, may not be appointed auditors.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

Unless unanimously resolved otherwise by a Shareholders' meeting, permanent members of the Board of Auditors shall be appointed on the basis of lists presented by shareholders according to the procedures indicated below.

Lists presented must indicate a minimum of three candidates, listed in numerical order. Each candidate may be proposed in a single list only, on penalty of ineligibility.

Shareholders registered in the shareholder's register at least 5 days before the date set for the initial shareholder's meeting and who, individually or together with other shareholders, represent at least 1% of shares *with voting rights* shall have the right to present a list. In order to demonstrate legal ownership of sufficient shares for presentation of lists, Shareholders must simultaneously provide the company's registered office with copies of the admission tickets issued by the custodians of their shares.

Each shareholder may only contribute to the presentation of one list. Where this provision is violated, all contributions to lists by the violating party shall be invalidated. Lists, duly signed by the parties that present them, must be filed with the company's registered offices at least 5 days before the date set for the initial Shareholders' meeting.

Together with each list and within the terms indicated above, each individual candidate must file a declaration accepting their nomination, assuming full responsibility, attesting to the absence of any reason for ineligibility, and compliance with the requirements set by the relevant regulations for such positions. The requirements set out in article 15, third paragraph, of these Articles must be fulfilled at least by the first and the third candidate of each list presented. Any list for presentation which has not complied with all the above provisions shall be considered as not presented.

Each party entitled to vote may vote for a single list only.

The two candidates of the list that has obtained the greater number of votes, and the first candidate of the list that has obtained the second highest number of votes shall be elected Statutory Auditors. The third candidate of the list that has obtained the greater number of votes, and the second candidate of the list that has obtained the second highest number of votes shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The first candidate of the list that has obtained the greatest number of votes shall be appointed Chairman. In the event that two or more lists have the same number of nominations, the most senior candidate shall be appointed. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the second most voted list will be made from the same second most voted list.

For the purposes of *this article*, *shareholders* in the same group, including every parent and subsidiary company, or company under joint control or related pursuant to article 2359 of the Civil Code, including pursuant to a syndicate agreement pursuant to article 122 of Legislative Decree no. 58 of 24 February 1998, must be considered as a sole shareholder and may not present more than one list.

Where no list is presented under the terms indicated, the Assembly shall appoint auditors by a relative majority of the Shareholders present at the Shareholders' meeting. In the event of presentation of a single list, statutory and alternate auditors shall be elected from the said list in the order in which they are listed. Where no minority list receives votes, the Board of Auditors shall be completed by a resolution adopted by a relative majority of shareholders present in the Shareholders' meeting.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by a relative majority of the Shareholders' Meeting.

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Article 20 – Financial Statement

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.



GRUPPO BANCA CR FIRENZE

Situazione Trimestrale Consolidata al 31 marzo 2007

Indice

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	31 marzo 2007	31 dicembre 2006	31 marzo 2006 pro-forma (1)	Variazione % (2)
DATI ECONOMICI				
Margine d'interesse netto	155,1	573,1	134,7	+15,1%
Commissioni attive	69,5	285,3	69,7	-0,3%
Margine d'intermediazione lordo	262,5	1.004,1	238,0	+10,3%
Rettifiche di valore nette su crediti e altre attività finanziarie	16,0	51,3	7,0	+128,6%
Margine d'intermediazione netto	246,5	952,8	231,0	+6,7%
Spese di funzionamento	149,3	593,8	150,2	-0,6%
Utile dell'operatività corrente al lordo delle imposte	91,3	313,0	77,0	+18,6%
Utili da operazioni non ricorrenti	0,0	100,8	0,0	n.s.
Utile netto	49,4	271,1	43,1	+14,6%
Comprehensive income (3)	47,5	212,4	60,1	-21,0%
INDICI DI REDDITIVITA'				
ROE (4)	12,4%	20,1%	13,1%	-0,7%
ROE rettificato (5)	11,9%	15,7%	18,2%	-6,4%
Cost / income ratio (6)	56,9%	59,1%	63,1%	-6,2%
DATI PATRIMONIALI				
Totale attività	24.042,2	23.812,9	22.716,9	+1,0%
Crediti verso clientela (esclusi crediti in sofferenza)	14.715,5	14.477,1	13.228,8	+1,6%
Partecipazioni	454,9	476,1	455,8	-4,5%
Passività finanziarie al costo ammortizzato	18.079,3	17.774,5	16.811,0	+1,7%
Patrimonio netto	1.501,3	1.621,1	1.286,7	-7,4%
ATTIVITA' FINANZIARIE DELLA CLIENTELA				
Attività finanziarie totali	39.662,1	38.919,1	36.822,4	+1,9%
Raccolta diretta	17.123,3	17.009,2	15.678,6	+0,7%
Raccolta indiretta	22.538,8	21.909,9	21.143,8	+2,9%
- Risparmio amministrato	12.243,8	11.470,2	10.538,0	+6,7%
- Risparmio gestito	10.295,0	10.439,7	10.605,8	-1,4%
- Gestioni patrimoniali (GPM - GPS - GPF)	2.466,5	2.602,4	3.007,0	-5,2%
- Fondi	5.136,5	5.105,7	4.870,0	+0,6%
- Assicurazioni	2.624,2	2.669,3	2.690,0	-1,7%
- Fondi di previdenza complementare	67,8	62,3	38,8	+8,8%
INDICI DI RISCHIOSITA' DEL CREDITO				
Crediti netti in sofferenza / Crediti netti verso la clientela	1,05%	1,03%	1,12%	+0,02%
Altri crediti deteriorati netti/ Crediti netti verso la clientela	1,43%	1,54%	2,16%	-0,12%
Crediti deteriorati netti / Crediti netti verso la clientela	2,47%	2,57%	3,28%	-0,09%
INFORMAZIONI SUL TITOLO AZIONARIO (7)				
Numero azioni in circolazione (in milioni)	828,2	827,3	682,2	+0,1%
Quotazione per azione (in €)				
- media	4,716	4,000	4,145	+17,9%
- minima	4,250	3,448	4,642	+23,2%
- massima	5,556	4,662	5,353	+19,2%
Utile netto per azione (in €)	0,060	0,328	0,063	-5,6%
Utile netto diluito per azione (in €) (8)	0,060	0,328	0,063	-5,6%
Dividendo unitario (in €) (9)	0,100	0,100	0,087	+15,4%
Book value per azione (in €) (10)	1,813	1,960	1,886	-7,5%
Dividendo / prezzo medio annuo (%)	2,12%	2,50%	2,09%	-15,2%
STRUTTURA OPERATIVA				
Dipendenti	5.831	5.754	5.726	+1,3%
Promotori finanziari	192	167	170	+15,0%
Filiali bancarie	560	553	537	+1,3%
Spazi finanziari	37	31	30	+19,4%
Centri imprese e private	30	30	26	0,0%

(1) I dati di conto economico al 31 marzo 2006 pro-forma sono stati rideterminati a fini raffrontativi allo scopo di tenere conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore della riscossione dei tributi, dismesse alla fine dell'esercizio precedente, nonchè dell'inclusione nel perimetro di consolidamento della controlata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006. Si segnala inoltre che i dati pro-forma sono stati redatti tenendo conto dell'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nei bilanci individuali predisposti dalle società del Gruppo, per i quali la data di transizione ai sopramenzionati principi contabili è stata il 31 dicembre 2006.

Si segnala altresì che nei dati pro-forma la voce 180b) "altre spese amministrative" e la voce 220. "altri oneri/proventi di gestione" sono state oggetto di riclassifiche relative allo storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, nonchè agli oneri per imposte indirette relative alle società strumentali, secondo lo stesso principio adottato in sede di redazione del bilancio consolidato al 31 dicembre 2006.

(2) Le variazioni dei dati economici e reddituali sono state calcolate rispetto al 31 marzo 2006 pro-forma.

(3) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita. Si segnala che il dato al 31 marzo 2006 include le rivalutazioni maturate a tale data, principalmente relative al titolo Sanpaolo-IMI ceduto nel settembre 2006.

(4) Utile netto / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(5) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.

(6) Spese di funzionamento/Margine d'intermediazione lordo.

(7) Si ricorda che il 5 marzo 2007 è stato effettuato l'accorpamento delle azioni; di conseguenza i dati sono stati riallineati a tale operazione.

(8) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(9) Si fa riferimento all'ultimo dividendo distribuito dalla Capogruppo.

(10) Patrimonio netto / numero di azioni in circolazione.

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione della gestione del Gruppo e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:

- ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili" e 240-"Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", a meno degli utili realizzati su operazioni "non ricorrenti " che vengono evidenziati a parte nella voce gestionale "Utile da operazioni non ricorrenti";
- aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al fair value", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 250-"Risultato netto della valutazione al fair value delle attività materiali e immateriali", 270-"Utili (perdite) da cessione di investimenti" e 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:

- inclusione tra le "Altre attività" dell'attivo patrimoniale delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" del passivo patrimoniale della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (2)	VOCI (importi in milioni di euro)	31 marzo 2007	31 marzo 2006 pro-forma (1)	Variazione assoluta	Variazione %
30	**Margine d'interesse**	156,6	136,7	19,9	+14,6%
90	Risultato netto dell'attività di copertura	-1,5	-2,0	0,5	-25,0%
	Margine d'interesse netto	155,1	134,7	20,4	+15,1%
60	Commissioni nette	53,3	56,1	-2,8	-5,0%
di cui di 220	Recuperi su depositi a risparmio e su conti creditori	15,1	16,0	-0,9	-5,6%
70 e 240	Dividendi e utili (perdite) delle partecipazioni	17,1	14,9	2,2	+14,8%
80 e 100	Risultato delle attività e passività finanziarie	13,3	15,0	-1,7	-11,3%
110, 150 e 160	Risultato netto della gestione assicurativa	8,6	1,3	7,3	n.s.
	Margine d'intermediazione lordo	262,5	238,0	24,5	+10,3%
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-16,0	-7,0	-9,0	+128,6%
	Margine d'intermediazione netto	246,5	231,0	15,5	+6,7%
	Spese di funzionamento:	-149,3	-150,2	0,9	-0,6%
180 a)	*- Spese per il personale*	*-100,3*	*-101,5*	*1,2*	*-1,2%*
180 b)	*- Altre spese amministrative*	*-51,6*	*-50,1*	*-1,5*	*+3,0%*
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	*-9,0*	*-9,7*	*0,7*	*-7,2%*
di cui di 220	*- Altri proventi di gestione netti (recuperi spese)*	*11,6*	*11,1*	*0,5*	*+4,5%*
	Risultato operativo netto	97,2	80,8	16,4	+20,3%
190	Accantonamenti netti ai fondi per rischi e oneri	-3,7	-4,3	0,6	-14,0%
di cui di 220, 250, 270 e 310	Altri costi e ricavi dell'operatività corrente	-2,2	0,5	-2,7	n.s.
	Utile dell'operatività corrente al lordo delle imposte	91,3	77,0	14,3	+18,6%
290	Imposte sul reddito	-33,6	-26,4	-7,2	+27,3%
330	Utile di pertinenza di terzi	-8,3	-7,5	-0,8	+10,7%
	Utile netto	49,4	43,1	6,3	+14,6%

(1) I dati di conto economico al 31 marzo 2006 pro-forma sono stati rideterminati a fini raffrontativi allo scopo di tenere conto della diversa esposizione contabile dei valori relativi alle società operanti nel settore della riscossione dei tributi dismesse alla fine dell'esercizio precedente, nonché dell'inclusione nel perimetro di consolidamento della controlata Banca C.R. Firenze Romania S.A., acquisita nel mese di marzo 2006 e consolidata per la prima volta al 30 giugno 2006. Si segnala inoltre che i dati pro-forma sono stati redatti tenendo conto dell'evoluzione dottrinale sull'applicazione dei principi IAS/IFRS intervenuta nell'anno 2006 e recepita nei bilanci individuali predisposti dalle società del Gruppo, per i quali la data di transizione ai sopramenzionati principi contabili è stata il 31 dicembre 2006.

Si segnala altresì che nei dati pro-forma la voce 180b) "altre spese amministrative" e la voce 220 "altri oneri/proventi di gestione" sono state oggetto di riclassifiche relative allo storno delle rettifiche IAS/IFRS effettuate sull'ammontare dell'imposta sostitutiva applicata ai finanziamenti a medio-lungo termine, nonché agli oneri per imposte indirette relative alle società strumentali, secondo lo stesso principio adottato in sede di redazione del bilancio consolidato al 31 dicembre 2006.
(2) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	ATTIVO (importi in milioni di euro)	31 marzo 2007	31 dicembre 2006	Variazione assoluta	Variazione %
10	**Cassa e disponibilità liquide**	**169,2**	**230,3**	**-61,1**	**-26,5%**
	Attività finanziarie	**21.978,8**	**21.687,3**	**291,5**	**+1,3%**
	Crediti	16.633,0	16.300,1	332,9	+2,0%
60	*- crediti verso banche*	*1.761,7*	*1.672,2*	*89,5*	*+5,4%*
70	*- crediti verso clientela*	*14.871,3*	*14.627,9*	*243,4*	*+1,7%*
	Attività finanziarie negoziabili	5.336,9	5.380,4	-41,5	-0,8%
20	*- attività finanziarie di negoziazione*	*512,4*	*546,2*	*-33,8*	*-6,2%*
30	*- attività finanziarie valutate al fair value*	*1.493,1*	*1.531,3*	*-38,2*	*-2,5%*
40	*- attività finanziarie disponibili per la vendita*	*3.333,4*	*3.302,9*	*30,5*	*+0,9%*
80	Derivati di copertura	6,9	6,8	0,1	+1,5%
	Immobilizzazioni	**1.235,6**	**1.256,1**	**-20,5**	**-1,6%**
100	Partecipazioni	454,9	476,1	-21,2	-4,5%
120 e 130	Attività materiali ed immateriali	780,7	780,0	0,7	+0,1%
140	**Attività fiscali**	**278,2**	**273,9**	**4,3**	**+1,6%**
110 e 160	**Altre attività**	**380,4**	**365,3**	**15,1**	**+4,1%**
	Totale attivo	24.042,2	23.812,9	229,3	+1,0%

Codice voce dello schema di bilancio obbligatorio (1)	PASSIVO (importi in milioni di euro)	31 marzo 2007	31 dicembre 2006	Variazione assoluta	Variazione %
	Passività finanziarie	**19.198,8**	**18.953,0**	**245,8**	**+1,3%**
	Passività finanziarie al costo ammortizzato	18.079,3	17.774,5	304,8	+1,7%
10	*- debiti verso banche*	*1.016,9*	*816,0*	*200,9*	*+24,6%*
20	*- debiti verso clientela*	*11.184,3*	*11.389,5*	*-205,2*	*-1,8%*
30	*- debiti rappresentati da titoli*	*5.878,1*	*5.569,0*	*309,1*	*+5,6%*
40	Passività finanziarie di negoziazione	60,9	50,7	10,2	+20,1%
50	Passività finanziarie valutate al fair value	1.025,4	1.098,8	-73,4	-6,7%
60	Derivati di copertura	33,2	29,0	4,2	+14,5%
di cui di 100	**Impegni all'acquisto di strumenti patrimoniali**	**169,7**	**165,3**	**4,4**	**+2,7%**
80	**Passività fiscali**	**202,9**	**159,4**	**43,5**	**+27,3%**
	Fondi a destinazione specifica	**446,9**	**447,9**	**-1,0**	**-0,2%**
110	Trattamento di fine rapporto del personale	174,9	180,1	-5,2	-2,9%
120	Fondi per rischi e oneri e fondi di quiescenza	272,0	267,8	4,2	+1,6%
130	**Riserve tecniche**	**1.570,8**	**1.547,2**	**23,6**	**+1,5%**
90 e di cui di 100	**Altre passività**	**825,3**	**775,0**	**50,3**	**+6,5%**
210	**Patrimonio di terzi**	**126,5**	**144,0**	**-17,5**	**-12,2%**
da 140 a 200 e 220	**Patrimonio netto**	**1.501,3**	**1.621,1**	**-119,8**	**-7,4%**
	Totale passivo	24.042,2	23.812,9	229,3	+1,0%

(1) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

2. La composizione del Gruppo

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.FI.L. S.p.A.	Infogroup S.p.A.	Citylife S.p.A.	Totale
Società del Gruppo Bancario									
Cassa di Risparmio di Orvieto S.p.A.	73,570%								73,570%
Cassa di Risparmio della Spezia S.p.A. (*)	68,093%								68,093%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%								60,000%
Banca C.R. Firenze Romania S.A.	56,229%								56,229%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%								51,000%
CR Firenze Gestion Internationale S.A.	80,000%								80,000%
Perseo Finance S.r.l.	60,000%								60,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%					100,000%
Citylife S.p.A.	60,000%						40,000%		100,000%
Tebe Tours S.p.A.	100,000%								100,000%
Ge.FI.L. S.p.A. (Gestione Fiscalità locale)					100,000%				100,000%
Altre Società controllate									
Immobiliare Nuova Sede S.r.l.	100,000%								100,000%
Centrovita Assicurazioni S.p.A.	43,000%	8,000%							51,000%
Società bancarie e finanziarie partecipate almeno al 20%									
Soprarno SGR S.p.A.	47,500%								47,500%
Findomestic Banca S.p.A.	47,170%	2,830%							50,000%
Centro Factoring S.p.A. (**)	41,767%	5,729%		0,033%	0,164%				47,693%
Centro Leasing Banca S.p.A. (**)	33,920%	7,084%	0,561%	1,182%	0,790%				43,537%
Sviluppo Industriale S.p.A.		29,187%							29,187%
S.R.T. Società Riscossione Tributi S.p.A.					25,000%				25,000%
Spezia Risorse S.p.A.						20,000%			20,000%
Altre Società partecipate almeno al 20%									
Immobiliare Novoli S.p.A.	25,000%								25,000%
Ce.Spe.Vi. S.r.l.		20,000%							20,000%
ET Group S.r.l.								42,723%	42,723%

(*) In data 2 marzo 2007 Banca CR Firenze SpA ha firmato un accordo con la Fondazione Cassa di Risparmio della Spezia per acquisire un ulteriore 11,9065% di Cassa di Risparmio della Spezia SpA, che porterà l'interessenza nella partecipazione al 79,99977%. L'efficacia dell'accordo è sospensivamente condizionata al completamento dell'iter autorizzativo, previsto entro il primo semestre 2007.

(**) In data 13 aprile 2007 Banca CR Firenze SpA ha firmato un accordo con BNP Paribas Lease Group S.A. per acquisire un ulteriore 43,537% di Centro Leasing Banca S.p.A., che porterà la partecipazione all'87,075%. Tramite Centro Leasing Banca S.p.A., che detiene il 14,946% di Centro Factoring S.p.A., verrà inoltre acquisito il controllo di quest'ultima società. L'efficacia dell'accordo è sospensivamente condizionata al completamento dell'iter autorizzativo (Banca d'Italia e Autorità Antitrust).

Relazione sulla gestione consolidata

2. La composizione del Gruppo

Al 31 marzo 2007 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A. – Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio di Civitavecchia S.p.A. – Banca con sede in Civitavecchia (Roma);
- Cassa di Risparmio di Orvieto S.p.A. – Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. – Banca con sede in Pistoia;
- Cassa di Risparmio della Spezia S.p.A. – Banca con sede in La Spezia;
- Banca C.R. Firenze Romania S.A. – Banca con sede in Bucarest (Romania);
- CR Firenze Gestion Internationale S.A. – Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Perseo Finance S.r.l. – Società finanziaria con sede in Conegliano Veneto (TV);
- Infogroup S.p.A. – Società strumentale con sede in Firenze;
- Citylife S.p.A. – Società strumentale con sede in Firenze;
- Tebe Tours S.p.A. – Società strumentale con sede in Mirandola (MO);
- GE.FI.L S.p.A. Gestione Fiscalità Locale – Società finanziaria di riscossione tributi locali.

Nel primo trimestre 2007 l'unica variazione intervenuta nel perimetro "allargato" del Gruppo (ovvero comprese le partecipazioni di collegamento) riguarda la società Soprarno SGR S.p.A, di seguito commentata.

Soprarno SGR SpA

Soprarno SGR, costituita nel mese di agosto 2006 in partnership paritetica con Banca Ifigest S.p.A. ed autorizzata dalla Banca d'Italia in data 15 gennaio 2007 alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236, ha allargato la compagine sociale a due soggetti privati.
Infatti, come previsto negli accordi sottoscritti in fase di costituzione della società, Banca CR Firenze S.p.A. e Banca Ifigest S.p.A., che esercitano il controllo congiunto della suddetta società, hanno ceduto nel mese di marzo 2007 una quota pari al 2,5% ciascuna, a scopo di fidelizzazione e incentivazione, a due gestori della società. L'interessenza del Gruppo si è ridotta pertanto dal 50,0% al 47,5%.

Relazione sulla gestione consolidata

3. Lo scenario economico e di settore

L'andamento dell'economia mondiale nel 2006 è risultato migliore delle attese, con un' accelerazione della crescita del PIL dal +4,7% del 2005 al +5,2%. Negli Stati Uniti la crisi del mercato immobiliare ha indebolito gli investimenti residenziali ma i consumi delle famiglie hanno continuato a crescere a ritmi sostenuti, beneficiando dell'impulso al reddito disponibile scaturito nella seconda metà dell'anno dal calo del prezzo del petrolio. Le economie emergenti, ed in particolare Cina ed India, hanno continuato a crescere a ritmi assai sostenuti, anche grazie al permanere di condizioni favorevoli sui mercati finanziari.
Per quanto riguarda il 2007, secondo le valutazioni degli organismi internazionali, si prospetta un rallentamento di circa mezzo punto percentuale del prodotto mondiale, riconducibile soprattutto al ridimensionamento della crescita statunitense e, in misura più contenuta, dei paesi emergenti. In particolare, negli Stati Uniti il venire meno degli effetti ricchezza legati al valore degli immobili residenziali e l'onere crescente del servizio del debito delle famiglie saranno alla base del rallentamento dei consumi privati che, insieme al ridimensionamento degli investimenti residenziali, determineranno la decelerazione della crescita del prodotto, prevista attestarsi al +2,3% a fine 2007. L'economia cinese, nonostante la restrizione monetaria in atto, manterrà una crescita del PIL intorno al +9%, in leggera decelerazione.
Il PIL dell'UEM nel 2006 è tornato a segnare una crescita in linea con quanto registrato nella seconda metà degli anni '90 (+2,8%). La crescita è stata determinata sia dalla domanda interna, in netta ripresa rispetto al 2005, sia dal contributo positivo delle esportazioni reali nette. Il miglioramento del mercato del lavoro e la ripresa dei salari hanno contribuito a sostenere il reddito disponibile e quindi i consumi privati, mentre gli investimenti produttivi hanno consolidato il ciclo di espansione, in presenza di buoni profitti delle imprese e situazioni solide di bilancio. Inoltre la buona tenuta della domanda estera ha contribuito all'andamento positivo delle esportazioni, nonostante il rafforzamento dell'Euro sui mercati valutari. Gli indicatori concernenti l'andamento dell'attività economica nei primi tre mesi del 2007 si mantengono su livelli elevati, inferiori a quelli del quarto trimestre del 2006 nel settore industriale, marginalmente superiori nel caso dei servizi; il clima di fiducia dei consumatori ha presentato un lieve miglioramento e prosegue, al tempo stesso, la positiva evoluzione del mercato del lavoro;ciò sembra suggerire la possibilità di una crescita del PIL UEM ancora sostenuta, anche se non in accelerazione (+2,4% a fine 2007).
In tale contesto l'economia italiana, dopo quattro anni di stagnazione, ha registrato nel 2006 una crescita del PIL del +1,9%, grazie anche a una impennata nel quarto trimestre quando i dati sono risultati migliori del previsto. Tutti i settori hanno concorso al buon andamento dell'attività, anche se quello industriale ha giocato un ruolo particolare, con una crescita annua dell'indice generale della produzione industriale del +2,4% nel 2006. Tale sviluppo, proveniente soprattutto dalle imprese maggiormente rivolte ai mercati esteri, ha trainato le esportazioni di beni e di servizi che, dopo cinque anni di difficoltà e nonostante l'apprezzamento dell'Euro, sono tornate a crescere a ritmi sostenuti (+5,5%). Inferiore alle attese è risultata invece la crescita della spesa delle famiglie che si è attestata al +1,5% nel 2006.
Gli indicatori congiunturali disponibili per i primi tre mesi del 2007 prospettano un lieve rallentamento della crescita del PIL con una dinamica attesa al +1,8% per la fine dell'anno. Tale rallentamento, secondo le previsioni, sarà guidato dai consumi privati, sui quali è atteso riflettersi l'effetto restrittivo della politica fiscale delineato dall'ultima Legge Finanziaria, dalle esportazioni, per la minore crescita della domanda estera e l'ulteriore apprezzamento dell'Euro, e soprattutto dalle scorte, il cui processo di accumulo dovrebbe ridimensionarsi dopo essere stato particolarmente pronunciato negli ultimi mesi del 2006.
Con riferimento alla politica monetaria dell'UEM, la conferma del quadro economico favorevole dei primi mesi del 2007 ha consolidato le aspettative, sul mercato dei derivati, per un ulteriore intervento restrittivo entro la metà dell'anno. Tali indicazioni sono peraltro emerse dagli orientamenti manifestati dalle stesse autorità monetarie in occasione dell'ultimo meeting di marzo, che hanno confermato l'attenzione verso l'evoluzione della dinamica inflazionistica, considerando l'elevata liquidità presente sul mercato. La Banca Centrale Europea dovrebbe quindi portare i tassi ufficiali al 4% per poi adottare una impostazione più neutrale.
Con riferimento all'andamento dei mercati internazionali si evidenzia un andamento positivo dei mercati obbligazionari nel corso del primo trimestre del 2007. Dopo un primo mese incerto, a partire dalla metà di febbraio si è osservato un progressivo incremento della domanda di prodotti obbligazionari, in coincidenza con una maggiore stabilità sulle aspettative monetarie, coerenti con aspettative meno ottimistiche sul ciclo mondiale. Da inizio anno l'indice JP Morgan statunitense ha guadagnato circa il 2%, mentre più moderata è stata la crescita sugli altri mercati industrializzati; i prezzi obbligazionari sui mercati dei paesi emergenti hanno altresì registrato un incremento più sostenuto, sebbene in rallentamento rispetto alla seconda metà dello scorso anno. Sui mercati azionari fra la fine di febbraio e l'inizio di marzo è invece intervenuta una fase di correzione che ha ridimensionato i guadagni realizzati da inizio anno. Attualmente la fase di discesa sembra essersi attenuata ed anzi prevalgono i segni positivi, pur in un contesto di relativa incertezza. Nelle aree industrializzate si registra finora un rendimento di poco superiore all'1% negli Stati Uniti ed intorno al 3% nell'UEM e in Giappone. Nelle aree emergenti la correzione è invece stata più intensa, dopo che nei mesi passati i rialzi erano stati più consistenti, confermando la maggiore volatilità presente su questi mercati ed in particolare nelle aree asiatiche.
Con riferimento al mercato del credito, la dinamica degli impieghi bancari ha confermato a marzo 2007 una crescita superiore al 10%, in linea con quanto registrato nel corso dell'ultimo anno: infatti, gli impieghi complessivi del totale banche in Italia hanno segnato un tasso di crescita tendenziale annuo pari al +10,2%, che si raffronta al +9,0% di marzo 2006. L'ammontare degli impieghi complessivi del totale banche in Italia è risultato pari a 1.338,5 miliardi di

euro, segnando un flusso di nuovi impieghi di quasi 121 miliardi di euro rispetto al marzo 2006. La dinamica degli impieghi continua ad essere sostenuta sia dalla componente a protratta scadenza che da quella a breve termine: secondo le prime stime a marzo 2007 infatti le variazioni tendenziali di queste componenti degli impieghi bancari sono risultate pari al +10,7% per il segmento a medio e lungo termine (+13,2% a marzo 2006) e al +9,5% per quello a breve termine (+2,4% a marzo 2006).
La raccolta bancaria alla fine di marzo 2007 è risultata pari a 1.185,0 miliardi di euro, segnando una variazione tendenziale positiva del +6,2%, che si raffronta al +8,5% di marzo 2006: lo stock della raccolta è aumentato nel corso dell'ultimo anno di 69,3 miliardi di euro. Considerando le dinamiche delle diverse componenti del funding, a marzo 2007 si osserva una decelerazione sia del trend dei depositi da clientela, il cui tasso di crescita tendenziale annuo è risultato pari al +3,6% (+7,0% a marzo 2006) sia della dinamica delle obbligazioni delle banche, che ha registrato un +10,1% a marzo 2007 (+10,8% a marzo 2006).
Il mercato dei tassi bancari ha fatto registrare, in linea con le indicazioni di politica monetaria della BCE, una generale crescita: il tasso medio della raccolta bancaria da clientela si è collocato a marzo 2007 al 2,41%, in aumento rispetto a marzo 2006 di 57 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a marzo 2007, al 5,56%, 75 punti base al di sopra di quanto segnato a marzo 2006.
Con specifico riguardo alla raccolta indiretta delle banche, gli ultimi dati sulla consistenza dei titoli a custodia, pari a 1.674 miliardi di euro a dicembre 2006 (ultimo dato disponibile), mostrano come essa sia cresciuta rispetto a 12 mesi prima del +2,9%.
Le gestioni patrimoniali bancarie alla fine di dicembre 2006 (ultimo dato disponibile) rappresentano il 9,3% della raccolta indiretta (contro il 9,8% di 12 mesi prima) e ammontano a 155,3 miliardi di euro.
Il patrimonio dei fondi comuni e sicav aperti di diritto italiano ed estero, a marzo 2007, è risultato pari a 609,7 miliardi di euro. Analizzando la composizione per tipologia del patrimonio, si rileva come nell'ultimo anno la quota dei fondi di liquidità sia passata dal 13,6% al 13,7%, quella dei fondi flessibili sia salita dal 5,2% di marzo 2006 al 10,0% di marzo 2007 e la quota dei fondi hedge sia cresciuta dal 3,7% al 5,0%; sono, invece, risultate in diminuzione la quota dei fondi azionari (dal 26,2% al 25,5%), dei fondi bilanciati (dall'8,2% al 6,6%) e dei fondi obbligazionari (dal 43,2% al 39,2%).

4. L'andamento reddituale

Premessa

Nel corso dei primi tre mesi del 2007 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano triennale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse	156,6	136,7	19,9	+14,6%
Margine d'interesse netto	155,1	134,7	20,4	+15,1%
Margine d'intermediazione lordo	262,5	238,0	24,5	+10,3%
Margine d'intermediazione netto	246,5	231,0	15,5	+6,7%
Risultato operativo netto	97,2	80,8	16,4	+20,3%
Utile dell'operatività corrente al lordo delle imposte	91,3	77,0	14,3	+18,6%
Utile netto	**49,4**	**43,1**	**6,3**	**+14,6%**

L'utile netto conseguito nei primi tre mesi del 2007, pari a 49,4 milioni di euro, ha registrato un incremento di 6,3 milioni (+14,6%) in raffronto al precedente esercizio, ben testimoniato dalla crescita di tutti i margini reddituali esposti nella tabella soprastante (che di seguito vengono esaminati nel dettaglio).

Il margine d'interesse

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione assoluta	Variazione %
Interessi netti clientela	169,0	140,6	28,4	+20,2%
Interessi attivi clientela	*210,9*	*166,5*	*44,4*	*+26,7%*
Interessi passivi clientela	*-41,9*	*-25,9*	*-16,0*	*+61,8%*
Interessi netti su titoli	-16,5	-9,0	-7,5	+83,3%
Interessi attivi su titoli	*30,7*	*24,7*	*6,0*	*+24,3%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-47,2*	*-33,7*	*-13,5*	*+40,0%*
Interessi netti banche	4,8	2,8	2,0	+71,4%
Interessi attivi banche	*16,3*	*10,1*	*6,2*	*+61,4%*
Interessi passivi banche	*-11,5*	*-7,3*	*-4,2*	*+57,5%*
Altri interessi netti	-0,7	2,3	-3,0	n.s.
Margine d'interesse	**156,6**	**136,7**	**19,9**	**+14,6%**
Risultato dell'attività di copertura	-1,5	-2,0	0,5	-25,0%
Margine d'interesse netto	**155,1**	**134,7**	**20,4**	**+15,1%**

Il significativo incremento del margine d'interesse netto rispetto al 31 marzo 2006 (+15,1%) è essenzialmente dovuto alla crescita degli interessi attivi da clientela (+44,4 milioni di euro rispetto al dato del 2006), che ha più che compensato il maggior costo della raccolta, sia da clientela che rappresentata dai titoli di debito emessi.
Le determinanti di queste variazioni in termini di volumi e rendimenti sono analizzate nel paragrafo che segue.

I rendimenti

Dati aggregati delle società bancarie del Gruppo	31 marzo 2007		31 marzo 2006 pro-forma		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Tassi medi annualizzati (punti%)
Attività fruttifere						
Impieghi clientela	*14.766*	*5,78%*	*13.355*	*5,04%*	*10,57%*	*0,74*
Portafoglio titoli	*2.328*	*3,76%*	*2.498*	*2,41%*	*-6,81%*	*1,35*
Interbancario attivo	*2.257*	*3,40%*	*2.226*	*2,40%*	*1,39%*	*1,00*
Totale attività fruttifere	**19.351**	**5,26%**	**18.079**	**4,35%**	**7,04%**	**0,91**
Passività onerose						
Raccolta diretta	*16.546*	*2,17%*	*15.334*	*1,43%*	*7,90%*	*0,74*
Interbancario passivo	*1.150*	*2,90%*	*1.262*	*1,80%*	*-8,87%*	*1,10*
Totale passività onerose	**17.696**	**2,32%**	**16.596**	**1,57%**	**6,63%**	**0,75**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento del 7,04% rispetto all'esercizio precedente, con una crescita che è stata determinata principalmente dall'incremento del 10,57% degli impieghi a clientela nel corso dell'esercizio.
Il passivo oneroso ha evidenziato un incremento del 6,63% in termini di saldi medi, favorito dalla crescita della raccolta diretta (+7,90%).
Lo spread medio complessivo è stato pari al 2,94%, in crescita rispetto al valore registrato nel 2006 (2,78%).

Il margine d'intermediazione lordo

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'interesse netto	**155,1**	**134,7**	**20,4**	**+15,1%**
Commissioni e recuperi da clientela	68,4	72,1	-3,7	-5,1%
- Commissioni nette	*53,3*	*56,1*	*-2,8*	*-5,0%*
- Recuperi su depositi a risparmio e conti creditori	*15,1*	*16,0*	*-0,9*	*-5,6%*
Risultato netto della gestione assicurativa	8,6	1,3	7,3	n.s.
Risultato delle attività e passività finanziarie	13,3	15,0	-1,7	-11,3%
Dividendi e utili (perdite) delle partecipazioni	17,1	14,9	2,2	+14,8%
Margine d'intermediazione lordo	**262,5**	**238,0**	**24,5**	**+10,3%**

Rispetto al primo trimestre 2006, il margine d'intermediazione lordo evidenzia un aumento di 24,5 milioni di euro (+10,3%), in seguito alla crescita del margine d'interesse precedentemente descritta ed all'incremento dei ricavi da servizi, con particolare riferimento al contributo fornito dal comparto assicurativo (+7,3 milioni di euro rispetto allo stesso periodo dell'esercizio 2006), che ha più che compensato la diminuzione delle "Commissioni e recuperi da clientela", il cui dettaglio è riportato nella tabella che segue.

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione	
			assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	22,2	24,0	-1,8	-7,4%
Monetica	6,0	5,7	0,3	+5,3%
Raccolta amministrata	2,7	2,8	-0,1	-3,6%
Credito	8,3	7,6	0,7	+8,6%
Incassi e pagamenti	4,0	4,2	-0,2	-4,8%
Risparmio gestito	11,6	15,0	-3,4	-22,5%
di cui: Bancassicurazione	*-2,4*	*1,1*	*-3,5*	n.s.
Altre voci	13,6	12,8	0,8	+6,6%
Totale commissioni e recuperi da clientela	**68,4**	**72,1**	**-3,7**	**-5,1%**
Risultato netto della gestione assicurativa	8,6	1,3	7,3	n.s.
Totale commissioni, recuperi e gestione assicurativa	**77,0**	**73,4**	**3,6**	**+5,0%**

L'offerta di prodotti assicurativi del ramo III°, caratterizzati da una significativa componente assicurativa, ha determinato un rilevante incremento del "Risultato netto della gestione assicurativa" ed una contestuale flessione delle commissioni di "Bancassicurazione" (rilevate nella voce "Risparmio gestito"), in conseguenza del diverso trattamento contabile riservato ai suddetti prodotti assicurativi in base a quanto previsto dal principio contabile internazionale IFRS 4, che richiede la loro rilevazione tra i "Premi netti"; in proposito si segnala inoltre la rilevante crescita delle commissioni passive riconosciute dalla controllata Centrovita Assicurazioni S.p.A. a società consolidate nel Gruppo Banca CR Firenze secondo il metodo del patrimonio netto.
Considerando il totale delle voci sopra riportate, nel primo trimestre del 2007 si è registrata una crescita dei ricavi commerciali pari a circa 3,6 milioni di euro (+5,0%).


Composizione dei ricavi per commissioni e recuperi da clientela
19,9%
32,5%
17,0%
8,8%
5,8%
12,1%
3,9%
Recupero spese e gestione c/c e depositi a risparmio
Monetica
Raccolta amministrata
Credito
Incassi e pagamenti
Risparmio gestito
Altre voci

Il margine d'intermediazione netto

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**262,5**	**238,0**	**24,5**	**+10,3%**
Rettifiche/riprese di valore nette per deterioramento di:	-16,0	-7,0	-9,0	+128,6%
Crediti	*-15,2*	*-6,9*	*-8,3*	*+120,3%*
Attività finanziarie disponibili per la vendita	*-0,4*	*0,0*	*-0,4*	*n.s.*
Altre operazioni finanziarie	*-0,4*	*-0,1*	*-0,3*	*+300,0%*
Margine d'intermediazione netto	**246,5**	**231,0**	**15,5**	**+6,7%**

Il margine d'intermediazione netto cresce del 6,7% rispetto allo stesso periodo del precedente esercizio ed incorpora maggiori rettifiche su crediti per circa 9,0 milioni di euro, in conseguenza anche dell'aumento delle sofferenze (e della relativa copertura) verificatosi nel trimestre e commentato nel prosieguo della presente Relazione.

Il risultato operativo netto

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**246,5**	**231,0**	**15,5**	**+6,7%**
Spese di funzionamento:	-149,3	-150,2	0,9	-0,6%
Spese amministrative	*-151,9*	*-151,6*	*-0,3*	*+0,2%*
- Spese per il personale	*-100,3*	*-101,5*	*1,2*	*-1,2%*
- Spese correnti	*-40,8*	*-38,6*	*-2,2*	*+5,7%*
- Imposte indirette e tasse	*-10,8*	*-11,5*	*0,7*	*-6,1%*
Rettifiche di valore nette su attività materiali e immateriali	*-9,0*	*-9,7*	*0,7*	*-7,2%*
Altri proventi di gestione netti (recuperi spese)	*11,6*	*11,1*	*0,5*	*+4,5%*
Risultato operativo netto	**97,2**	**80,8**	**16,4**	**+20,3%**

Il risultato operativo netto risulta in crescita del 20,3% rispetto al 31 marzo 2006; tale andamento è stato determinato, oltre che dalla dinamica del margine d'intermediazione netto precedentemente descritta, dalle minori spese di funzionamento e più in dettaglio da:

- una diminuzione del costo del personale (-1,2%) e degli ammortamenti (-7,2%);
- un aumento delle spese correnti (+5,7%), legato all'incremento dell'operatività del Gruppo e dettagliato nella tabella che segue.

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione	
			assoluta	%
Costi delle tecnologie e outsourcing	10,6	9,6	1,0	+10,4%
Gestione immobili ed impianti	6,6	5,5	1,1	+20,0%
Spese generali	15,7	14,1	1,6	+11,3%
Costi professionali ed assicurativi	4,4	4,8	-0,4	-8,3%
Marketing e pubblicità	3,5	4,6	-1,1	-23,9%
Totale spese correnti	**40,8**	**38,6**	**2,2**	**+5,7%**

L'incremento delle spese correnti è dovuto alla crescita dei costi IT (+1,0 milioni di euro), delle spese di gestione degli immobili (+1,1 milioni di euro, inclusivi delle spese di ristrutturazione dell'immobile in cui sono ubicate la Sede Sociale e la Direzione Generale della CR Civitavecchia e dei maggiori fitti passivi relativi alle filiali di nuova apertura) e delle spese generali (+1,6 milioni di euro), mentre i costi di marketing e pubblicità registrano una significativa contrazione (-1,1 milioni di euro).


Spese correnti
31 marzo 2007
31 marzo 2006 pro-forma
18,0
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali ed assicurativi
Marketing e pubblicità

L'utile dell'operatività corrente

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione	
			assoluta	%
Risultato operativo netto	**97,2**	**80,8**	**16,4**	**+20,3%**
Accantonamenti netti ai fondi per rischi e oneri	-3,7	-4,3	0,6	-14,0%
Altri costi e ricavi dell'operatività corrente	-2,2	0,5	-2,7	n.s.
Utile dell'operatività corrente al lordo delle imposte	**91,3**	**77,0**	**14,3**	**+18,6%**

In presenza di minori accantonamenti netti ai fondi per rischi ed oneri rilevati rispetto allo stesso periodo dell'esercizio 2006, nonché della variazione negativa degli "Altri costi e ricavi dell'operatività corrente", che incorpora minori utili da cessione di investimenti per 0,5 milioni di euro e per la parte rimanente è da attribuire a maggiori costi netti residuali, l'utile dell'operatività corrente ha registrato un aumento di circa 14,3 milioni di euro, pari a +18,6%.

L'utile netto

Importi in milioni di euro	31 marzo 2007	31 marzo 2006 pro-forma	Variazione	
			assoluta	%
Utile dell'operatività corrente al lordo delle imposte	**91,3**	**77,0**	**14,3**	**+18,6%**
Imposte sul reddito	-33,6	-26,4	-7,2	+27,3%
Utile di pertinenza di terzi	-8,3	-7,5	-0,8	+10,7%
Utile netto	**49,4**	**43,1**	**6,3**	**+14,6%**

Tenendo conto della crescita degli utili di pertinenza di terzi (+10,7%) e dell'elevato incremento del carico fiscale (+27,3%), legato alle maggiori imposte dovute anche alla presenza, nel primo trimestre del precedente esercizio, di rilevanti ricavi non imponibili, l'utile netto evidenzia un aumento di 6,3 milioni di euro, pari al 14,6%.

Il ROE e gli altri ratios

Il ROE del Gruppo, calcolato rapportando l'utile netto dei primi tre mesi del 2007 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2006 – 31 marzo 2007 (pari a 1.601,1 milioni di euro) ed escludendo l'utile in formazione, risulta pari al 12,4% (13,1% al 31 marzo 2006 pro-forma); in proposito si precisa che nel periodo 1°aprile 2006 – 31 marzo 2007 il patrimonio netto contabile medio è aumentato di circa 282,2 milioni di euro (+21,4%), inclusivi dell'aumento di capitale sociale a pagamento effettuato dalla Capogruppo e dell'imputazione a riserve di una rilevante quota dell'elevato utile netto registrato al 31 dicembre 2006.

Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo *Banca* CR Firenze, rispetto al 31 marzo 2006 si rilevano i seguenti positivi andamenti:

- un ulteriore decremento del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo, che passa dal 63,1% al 56,9%;
- una diminuzione dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passata dallo 0,45% allo 0,42% e dallo 0,66% allo 0,63%.


Utile netto e ROE
18%
16%
14%
12%
10%
50
45
40
35
30
25
20
15
10
5
0
mar-06 pro-forma
mar-07
Utile netto
ROE


Patrimonio netto e ROE
16%
14%
12%
10%
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
mar-06 pro-forma
mar-07
Patrimonio netto
ROE


Margine d'intermediazione lordo e Cost/income
300
200
100
70%
65%
60%
55%
mar-06 pro-forma
mar-07
Margine d'intermediazione lordo
Cost / income

5. Le grandezze patrimoniali e la struttura

Le attività gestite per conto della clientela

I positivi risultati economici conseguiti dal Gruppo nei primi tre mesi del 2007 trovano riscontro nell'andamento delle principali componenti patrimoniali e finanziarie rilevate nel primo trimestre di tale anno, di seguito illustrate.

La raccolta

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta diretta	17.123,3	17.009,2	114,1	+0,7%
Raccolta indiretta	22.538,8	21.909,9	628,9	+2,9%
Raccolta totale	**39.662,1**	**38.919,1**	**743,0**	**+1,9%**

Rispetto al 31 dicembre 2006 la raccolta totale presenta una crescita dell'1,9%, per effetto dell'incremento delle componenti sia diretta (+0,7%) che indiretta (+2,9%).

La raccolta diretta

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato	17.062,4	16.958,5	103,9	+0,6%
- *Raccolta a vista*	*9.903,1*	*10.099,0*	*-195,9*	*-1,9%*
- *Obbligazioni (comprese subordinate)*	*5.662,3*	*5.346,0*	*316,3*	*+5,9%*
- *Pronti contro termine*	*1.188,7*	*1.115,1*	*73,6*	*+6,6%*
- *Altre passività al costo ammortizzato*	*308,3*	*398,4*	*-90,1*	*-22,6%*
Passività finanziarie di negoziazione	60,9	50,7	10,2	+20,1%
Raccolta diretta	**17.123,3**	**17.009,2**	**114,1**	**+0,7%**

L'aggregato in esame evidenzia, nel periodo in esame, un incremento dello 0,7% rispetto a dicembre 2006, da ricondurre sostanzialmente all'aumento delle obbligazioni e dei pronti contro termine, che ha più che compensato le riduzioni registrate dalle altre forme tecniche del comparto "Passività finanziarie al costo ammortizzato".

La raccolta indiretta

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione	
			assoluta	%
Raccolta amministrata	12.243,8	11.470,2	773,6	+6,7%
Raccolta gestita	10.295,0	10.439,7	-144,7	-1,4%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.466,5*	*2.602,4*	*-135,9*	*-5,2%*
Fondi	*5.136,5*	*5.105,7*	*30,8*	*+0,6%*
Assicurazioni	*2.624,2*	*2.669,3*	*-45,1*	*-1,7%*
Fondi di previdenza complementare	*67,8*	*62,3*	*5,5*	*8,8%*
Raccolta indiretta	**22.538,8**	**21.909,9**	**628,9**	**+2,9%**

Nei primi tre mesi del 2007 la raccolta indiretta, rappresentata dal risparmio gestito ed amministrato, in seguito al rilevante incremento della raccolta amministrata (+6,7%) cresce del 2,9%, nonostante il lieve calo della raccolta gestita (-1,4%), a sua volta determinato dalla contrazione delle gestioni patrimoniali (-5,2%), pur in presenza di un aumento del comparto fondi.

Le passività del comparto assicurativo

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione	
			assoluta	%
Passività finanziarie valutate al *fair value*	1.025,4	1.098,8	-73,4	-6,7%
Riserve tecniche	1.570,8	1.547,2	23,6	+1,5%
Totale passività del comparto assicurativo	**2.596,2**	**2.646,0**	**-49,8**	**-1,9%**

La variazione negativa registrata dalle passività del comparto assicurativo (-1,9%) nel primo trimestre 2007 deriva dall'applicazione della "fair value option" da parte della controllata Centrovita Assicurazioni S.p.A. ed è speculare alla diminuzione registrata dalle "Attività finanziarie valutate al fair value", evidenziata nel seguito della presente Relazione.

Gli impieghi a clientela

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione	
			assoluta	%
Conti correnti e finanziamenti	6.951,2	7.091,9	-140,7	-2,0%
Mutui e finanziamenti a m/l termine	7.747,6	7.362,2	385,4	+5,2%
Crediti in sofferenza	331,8	314,9	16,9	+5,4%
Altri impieghi	125,5	129,8	-4,3	-3,3%
Fondi svalutazione crediti rettificativi	-284,8	-270,9	-13,9	+5,1%
Impieghi a clientela	**14.871,3**	**14.627,9**	**243,4**	**+1,7%**

Al 31 marzo 2007 gli impieghi a clientela hanno raggiunto i 14.871,3 milioni di euro, registrando una crescita dell'1,7% dal 31 dicembre 2006, che è stata particolarmente sostenuta nel comparto mutui (+5,2%).
Escludendo le sofferenze, i suddetti crediti si attestano a 14.715,5 milioni di euro, +1,6% rispetto al 31 dicembre 2006.

La qualità del portafoglio crediti

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione	
			assoluta	%
Sofferenze lorde	331,8	314,9	16,9	+5,4%
Dubbi esiti	-176,0	-164,1	-11,9	+7,3%
Sofferenze nette	**155,8**	**150,8**	**5,0**	**+3,3%**
Grado di copertura sofferenze	**53,0%**	**52,1%**		**+0,9%**
Incagli e ristrutturati lordi	189,5	196,7	-7,2	-3,7%
Dubbi esiti	-38,1	-38,6	0,5	-1,3%
Incagli e ristrutturati netti	**151,4**	**158,1**	**-6,7**	**-4,2%**
Grado di copertura incagli e ristrutturati	**20,1%**	**19,6%**		**+0,5%**
Scaduti/sconfinati da oltre 180 giorni lordi	68,0	75,8	-7,8	-10,3%
Dubbi esiti	-7,2	-8,0	0,8	-10,0%
Scaduti/sconfinati da oltre 180 giorni netti	**60,8**	**67,8**	**-7,0**	**-10,3%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**10,6%**	**10,6%**		**0,0%**
Crediti deteriorati lordi	589,3	587,4	1,9	+0,3%
Dubbi esiti	-221,3	-210,7	-10,6	+5,0%
Crediti deteriorati netti	**368,0**	**376,7**	**-8,7**	**-2,3%**
Grado di copertura crediti deteriorati	**37,6%**	**35,9%**		**+1,7%**
Crediti in bonis lordi	14.566,8	14.311,4	255,4	+1,8%
Dubbi esiti	-63,5	-60,2	-3,3	+5,5%
Crediti in bonis netti	**14.503,3**	**14.251,2**	**252,1**	**1,8%**
Grado di copertura crediti in bonis	**0,4%**	**0,4%**		**0,0%**
Totale crediti lordi	15.156,1	14.898,8	257,3	+1,7%
Totale dubbi esiti	-284,8	-270,9	-13,9	+5,1%
Totale crediti netti	**14.871,3**	**14.627,9**	**243,4**	**+1,7%**

Il Gruppo ha proseguito nel forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative estese a tutte le banche del Gruppo; conseguentemente, il grado di copertura sia delle sofferenze che degli altri crediti deteriorati presenta un aumento, mantenendosi su livelli che manifestano la prudenzialità della politica di valutazione applicata al credito, mentre il grado complessivo di copertura dei crediti deteriorati è pari al 37,6%, superiore di 1,7 punti percentuali rispetto al 31 dicembre 2006.

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.761,7	1.672,2	89,5	+5,4%
- passivo	-1.016,9	-816,0	-200,9	+24,6%
Totale interbancario netto	**744,8**	**856,2**	**-111,4**	**-13,0%**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	512,4	546,2	-33,8	-6,2%
- valutate al fair value	1.493,1	1.531,3	-38,2	-2,5%
- disponibili per la vendita	3.333,4	3.302,9	30,5	+0,9%
Totale attività finanziarie in portafoglio negoziabili	**5.338,9**	**5.380,4**	**-41,5**	**-0,8%**

La posizione netta sull'interbancario evidenzia una diminuzione del 13,0% rispetto al 31 dicembre 2006 pur rimanendo attiva, mentre le attività finanziarie in portafoglio segnano un decremento di circa lo 0,8%, dovuta principalmente alla variazione del valore delle attività valutate al fair value (in misura corrispondente alle passività valutate al fair value precedentemente commentate), mentre le attività disponibili per la vendita hanno registrato un incremento, che ha sostanzialmente compensato la diminuzione delle attività di negoziazione.
Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo), sono inserite nei portafogli della proprietà classificati come "AFS".
La gestione dei portafogli obbligazionari AFS, durante il trimestre in esame, si è prevalentemente concentrata in un'attività di rotazione, realizzata con la sostituzione di posizioni in titoli bancari a tasso variabile e in BOT giunti a scadenza mediante acquisti di CCT, destinati anche a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine in scadenza della clientela. E' stata quindi rafforzata la posizione in titoli emessi dal Tesoro italiano, principalmente a tasso variabile. La gestione dei portafogli obbligazionari ha privilegiato strumenti che hanno riprezzamento frequente, durata contenuta e buone caratteristiche di liquidità e di merito creditizio.
In un'ottica di migliore diversificazione degli investimenti per mercati di riferimento sono state acquisite ulteriori quote di fondi obbligazionari e di fondi *hedge*, pur mantenendo sempre una limitata esposizione alle oscillazioni di mercato.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come "HFT"; sono altresì inseriti nei portafogli classificati come "HFT" i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con clientela.
La gestione dei portafogli azionari "HFT" si basa principalmente sull'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e tende quindi a sfruttare le opportunità offerte sul trading.
Al 31 marzo 2007 risultano, nei portafogli di negoziazione del Gruppo, n. 49.755 titoli azionari Banca CR Firenze dopo l'operazione di raggruppamento avvenuta il 5 marzo 2007, nell'ordine di 3 nuove azioni ogni 5 vecchie possedute.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti, in particolare per quanto riguarda l'attività della clientela in strumenti di gestione del rischio di tasso. Relativamente all'operatività propria in derivati, si segnala che essa si è concretizzata principalmente nella stipula di contratti di swap a copertura di prestiti obbligazionari emessi, nonché a fronte di operazioni di deposito e finanziamento con clientela.

Le interessenze partecipative

La voce di bilancio riferita alle sole partecipazioni "rilevanti", vale a dire in società nelle quali il Gruppo esercita un'influenza notevole ovvero in società a controllo congiunto consolidate con il metodo del patrimonio netto, al 31 marzo 2007 ammontava a 454,9 milioni di euro, con un decremento netto di 21,2 milioni di euro rispetto al 31 dicembre 2006, dovuto alla distribuzione degli utili 2006 da parte di tali società; le interessenze in parola sono relative alle seguenti principali società:

- Findomestic Banca S.p.A. (sottoposta a controllo congiunto);
- Centro Leasing Banca S.p.A. (sottoposta a influenza notevole);
- Centro Factoring S.p.A. (sottoposta a influenza notevole).

Si ricorda infine che gli altri investimenti partecipativi del Gruppo sono inclusi tra le "Attività finanziarie disponibili per la vendita", che comprendono anche altri titoli di capitale e che al 31 marzo 2007 ammontano a circa 198,0 milioni di euro.

I conti di capitale

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006	Variazione	
			assoluta	%
Capitale sociale e sovrapprezzi di emissione	929,8	928,6	1,2	+0,1%
Riserve da valutazione (adeguamento al fair value)	-14,0	-12,0	-2,0	+16,7%
Altre riserve	536,1	433,4	102,7	+23,7%
Utile netto	49,4	271,1	-221,7	-81,8%
Patrimonio netto	**1.501,3**	**1.621,1**	**-119,8**	**-7,4%**

Il patrimonio netto del Gruppo diminuisce di circa 119,8 milioni di euro (-7,4%), per effetto della minore entità dell'utile netto del primo trimestre 2007 rispetto all'intero esercizio 2006 (che includeva tra l'altro utili da operazioni non ricorrenti per 92,6 milioni di euro, al netto del relativo carico fiscale); la crescita delle "Altre riserve" deriva interamente dalla quota dell'utile 2006 non distribuita.

Raccordo tra patrimonio netto e utile d'esercizio o periodo della Capogruppo e i corrispondenti valori del bilancio consolidato

Importi in milioni di euro	31 marzo 2007		31 dicembre 2006	
	Patrimonio Netto	Utile di periodo	Patrimonio Netto	Utile d'esercizio
Capitale (al netto delle azioni proprie)	828		828	
Sovrapprezzi di emissione	102		101	
Riserve	485		310	
Riserve da valutazione	-14		-12	
Utile d'esercizio o periodo		21		240
Patrimonio e utile di pertinenza della Capogruppo	**1.401**	**21**	**1.227**	**240**
Avviamento di pertinenza della Capogruppo	-88		-88	
Totale Banca CR Firenze SpA	**1.313**	**21**	**1.139**	**240**
Altre riserve di pertinenza del Gruppo	39		6	
Riserva di consolidamento	-103		-31	
Eliminazione riserve della Capogruppo derivanti da plusvalenze di cessione cespiti infragruppo	-19		0	
Rilevazione del patrimonio di pertinenza di terzi	122		139	
Differenze positive di consolidamento	-216		-216	
Risultati netti delle società consolidate con il metodo integrale		22		86
Attribuzione degli utili netti di pertinenza di terzi		-8		-30
Interessi passivi su passività di negoziazione consolidate (put option)		-1		-4
Eliminazione dei dividendi infragruppo		0		-43
Totale società consolidate con il metodo integrale	**-177**	**13**	**-102**	**9**
Riserva di consolidamento	134		148	
Rilevazione del patrimonio di pertinenza di terzi	4		5	
Differenze positive di patrimonio netto	-14		-14	
Risultati netti delle società valutate con il metodo del patrimonio netto		15		57
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		0		-34
Attribuzione degli utili netti di pertinenza di terzi		0		-1
Totale società consolidate con il metodo del patrimonio netto	**124**	**15**	**139**	**22**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.260**	**49**	**1.176**	**271**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Importi in milioni di euro	31 marzo 2007		31 dicembre 2006	
	Patrimonio Netto	Utile di periodo	Patrimonio Netto	Utile d'esercizio
Capitale (al netto delle azioni proprie)	828		828	
Sovrapprezzi di emissione	102		101	
Riserve	536		433	
Riserve da valutazione	-14		-12	
Utile di pertinenza del Gruppo		49		271
Patrimonio e utile di pertinenza del Gruppo	**1.452**	**49**	**1.350**	**271**
Patrimonio di pertinenza di terzi	**126**		**144**	
Patrimonio e utile consolidati	**1.578**	**49**	**1.494**	**271**
Avviamento di pertinenza della Capogruppo	-88		-88	
Differenze positive di consolidamento (avviamento)	-216		-216	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.260**	**49**	**1.176**	**271**

La posizione finanziaria

Le variazioni dei flussi di cassa del Gruppo al 31 marzo 2007 rispetto all'esercizio 2006 sono sintetizzabili come segue:

Importi in milioni di euro	31 marzo 2007	31 dicembre 2006
Gestione	127,8	889,9
- *utile del periodo*	*49,4*	*271,1*
- *altre variazioni*	*78,4*	*618,8*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-103,5	-902,0
Liquidità netta generata/(assorbita) dall'attività operativa	**24,3**	**-12,1**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-0,8**	**-28,3**
Liquidità netta generata/(assorbita) dall'attività di provvista	**-84,6**	**85,7**
FLUSSO MONETARIO DEL PERIODO	**-61,1**	**45,3**

Le dinamiche sopra esposte riflettono sostanzialmente gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione.

L'attività commerciale di Gruppo

Politiche commerciali e canali distributivi

Le attività commerciali poste in essere nel primo trimestre 2007 si sono focalizzate su:

- ampliamento della base di clientela e sviluppo delle quote di mercato, in particolare nel comparto degli impieghi;
- forte espansione di due nuove aree di affari, la prima relativa alla commercializzazione di polizze assicurative e la seconda relativa alla previdenza complementare, sia nella forma di adesioni collettive che individuali;
- sviluppo e diffusione dei servizi multicanale.

Per quanto concerne la Rete dei Promotori finanziari, sono stati resi operativi gli Spazi finanziari di Padova, L'Aquila, Faenza, Napoli, Salerno e Tramonti ed al 31 marzo 2007 il numero dei Promotori è pari a 192 unità, mentre i volumi di raccolta sono pari a 617 milioni di euro, con un incremento di 33 milioni di euro sulla fine del 2006.
Nei canali innovativi il servizio Liberamente, destinato ai clienti privati, ha registrato a fine marzo 2007 circa 113.000 adesioni, con un incremento del 17% rispetto al 31 dicembre 2006. I clienti hanno effettuato 168.000 operazioni dispositive (+155% rispetto al primo trimestre 2006) e 3 milioni di operazioni informative (+57% rispetto ai primi tre mesi del 2006).
Un'importante iniziativa promozionale, volta ad incrementare la diffusione e l'utilizzo dei servizi Liberamente, è il progetto "Oasi Relax" (Corner Multimediali), che prevede l'installazione presso gli spazi della filiale aperti al pubblico di stazioni interattive collegate al sito www.liberamente.net.
Per un prima fase pilota del progetto (che è terminata alla fine di marzo) sono state selezionate quattro filiali di Banca CR Firenze; la clientela ha mostrato un elevato interesse per l'iniziativa ed i risultati commerciali sono stati molto interessanti; il progetto sarà esteso ad altre 15 filiali di Banca CR Firenze nel secondo trimestre 2007.
Per quanto concerne le imprese, i clienti che hanno sottoscritto i servizi Home Banking hanno raggiunto a marzo 2007 un totale di 32.000 unità (+22% rispetto a dicembre 2006).
Si evidenzia l'ottimo risultato di B@B Light, il servizio di home banking via Internet monoazienda e monobanca destinato alle piccole aziende, che ha raggiunto 15.0000 aderenti.
E' stata estesa anche alle imprese la funzionalità "Estratto conto e contabili", che consente ai clienti di consultare/scaricare on line i documenti che sono disponibili per l'erogazione sul canale virtuale, in alternativa all'invio cartaceo.
Il numero dei POS al 31 marzo 2007 risulta essere di 17.800 unità, con un incremento di circa 350 installazioni rispetto al 31 dicembre 2006, mentre le transazioni sono pari a 229 milioni di euro contro 205 milioni di euro rilevati nel primo trimestre 2006 (+14%).

Mercato retail

Per quanto riguarda il Segmento Family, le attività realizzate nel corso del primo trimestre 2007 si sono focalizzate sul miglioramento della capacità di acquisizione di nuova clientela, sullo sviluppo della relazione con i già clienti e sul sostegno alla crescita delle polizze assicurative, dei fondi pensione e dei servizi multicanale; particolare attenzione è stata posta sul consolidamento della sinergia con Findomestic, promuovendo specifiche iniziative di direct marketing inerenti la diffusione del prodotto di finanziamento "Prestissimo".

Nel mercato Personal è rimasta alta l'attenzione rivolta alla previdenza complementare e sono state messe in atto campagne mirate su target specifici.
Durante il trimestre, allo scopo di individuare per tempo le relazioni a rischio di disaffezione è stato utilizzato il nuovo Score di Attrition Privati, che si avvale di una maggiore predittività rispetto al precedente e permette di intervenire in presenza di una graduale riduzione/erosione del rapporto.
L' attività di acquisizione di nuove masse è stata perseguita principalmente tramite la proposizione di Obbligazioni riservate a nuova raccolta.
E' stata lanciata una nuova offerta per la sottoscrizione del prodotto di conto corrente "ScontoCorrente", che consente la gratuità del canone fino alla fine del 2007.
A fine trimestre lo stock di conti correnti a pacchetto della Linea Giotto ha superato le 295.000 unità, con un incremento del 5% rispetto alla fine del 2006.
Alla data del 31 marzo 2007 il Gruppo ha erogato operazioni di mutuo "casa" per complessivi 144,3 milioni di euro, con un aumento dell'operatività di circa il 7% rispetto allo stesso periodo dell'anno precedente.
In riferimento ai prodotti di investimento, nei primi tre mesi dell'anno sono stati emessi 22 prestiti obbligazionari per complessivi 360 milioni di euro, con un incremento del 9% rispetto allo stesso periodo del 2006.
Nel comparto della Bancassicurazione, la raccolta premi lorda ammonta a 170 milioni di euro (+34% rispetto al corrispondente periodo 2006), grazie al gradimento che ha riscontrato la nuova polizza Index Linked (81 milioni di euro). La produzione relativa a "Omnia", l'innovativa polizza Unit Linked Multimanager, è pari a 56 milioni di euro, mentre ulteriori 33 milioni di euro sono stati raccolti sul prodotto a Tasso Minimo Garantito "Capitale Certo".
Per quanto riguarda i fondi comuni, al 31 marzo 2007 il patrimonio gestito da CR Firenze Gestion Internationale S.A. ammonta a circa 6.800 milioni di euro, sostanzialmente invariato rispetto a fine 2006.
Tra i prodotti che hanno riscosso un notevole successo commerciale si segnalano:

- le carte prepagate, che al 31 marzo 2007 hanno raggiunto 68.000 unità, con un incremento pari al 48% rispetto al corrispondente periodo 2006;
- i finanziamenti Prestissimo: al 31 marzo 2007 le filiali del Gruppo Banca CR Firenze hanno erogato prestiti per circa 26 milioni di euro, raddoppiando i volumi erogati nello stesso periodo dell'anno precedente;
- le polizze a copertura dei rischi sulla persona (salute, temporanea caso morte, infortuni): al 31 marzo 2007 sono state collocate 5.000 nuove polizze e alla stessa data lo stock di polizze è pari a 39.000 unità (+14% rispetto al 31 dicembre 2006).

Per quanto concerne il collocamento del Fondo Pensione CRF Previdenza, il primo trimestre 2007 registra 2.800 nuove adesioni, con un incremento pari al 36% rispetto al primo trimestre 2006.
Dal primo trimestre sono attivi su tutto il territorio presidiato dal Gruppo anche i consulenti previdenziali dedicati alla raccolta di adesioni collettive presso le aziende: nel periodo sono state contattate circa 2.300 imprese e sono stati realizzati 15 accordi sindacali e 185 accordi plurisoggettivi, per un potenziale di circa 5.000 aderenti.
Nel corso del primo trimestre 2007 l'attività commerciale del Mercato Business si è concentrata principalmente sugli obiettivi di acquisizione di nuova clientela e nuovi volumi di impiego.
Sono stati sottoscritti accordi con le principali Associazioni di Categoria della provincia di Firenze (Confesercenti, CNA e Confartigianato), che prevedono l'offerta di finanziamenti specifici per il ciclo produttivo con contributo in conto interessi da parte delle stesse Associazioni e per l'informatizzazione delle aziende.
Sono stati lanciati nuovi conti correnti volti a favorire l'acquisizione di quote di raccolta nel settore business (Conti Correnti "Gold" e "Silver").
Nell'ambito dell'attività con i consorzi di Garanzia Collettiva Fidi, il trimestre è stato contraddistinto da due iniziative: il lancio del finanziamento "Start Up" all'interno del prodotto "Io Impresa Start", in partnership con i principali consorzi toscani, e la stipula di un accordo con Fidi Toscana per attività specifiche del comparto agrario.
Il Gruppo ha inoltre aderito al "Protocollo ABI – Confindustria", volto a migliorare aspetti rilevanti della relazione tra Banche ed Imprese. Tale Protocollo si prefigge come obiettivo di incrementare la chiarezza, la trasparenza e la semplicità nella gestione dei rapporti tra Banca e Clientela Imprese. Fra le iniziative del "Protocollo" sono da ricordare "Conti correnti business a confronto" e "Trasparenza delle condizioni applicate ai bonifici".
E' proseguito l'ottimo trend di vendita dei c/c "Io impresa", che hanno raggiunto 39.000 unità (+14% rispetto alla fine dell'anno precedente).
Nel primo trimestre 2007 l'Area Accordi e Convenzioni ha proseguito l'attività di contatto con Aziende, Associazioni ed Enti locali, nei quali sono presenti significativi bacini di potenziali clienti privati: sono state perfezionate 24 nuove convenzioni e riattivate 10 convenzioni già esistenti; complessivamente sono stati accesi 1.250 nuovi conti correnti.

Mercato imprese

Il Piano Commerciale 2007 del Mercato Imprese ripropone l'iniziativa sui "clienti prioritari", che nel 2006 ha permesso un notevole sviluppo di quote di inserimento sulla migliore clientela. Dall'analisi della clientela svolta dai Gestori Imprese in questa prima parte dell'anno sono stati individuati 760 clienti, sui quali al 31 marzo 2007 sono stati deliberati nuovi affidamenti per oltre 110 milioni di euro.
Novità importanti sono state introdotte dal progetto "Compliance Basilea 2" con il rilascio sui Centri imprese, a partire da febbraio, delle nuove facoltà deliberative coerenti con le nuove metriche specifiche; sono stati inoltre definiti ulteriori interventi su ogni singolo Centro imprese, mirati ad attivare iniziative di sviluppo commerciale coerenti con le nuove logiche di rischio su clienti con opportunità di crescita.

Importanti risultati sono stati ottenuti sui comparti Leasing e Factoring. L'importo dei contratti di Leasing stipulati da Banca CR Firenze nel trimestre è pari a 47 milioni di euro, con un incremento pari al 35% rispetto allo stesso periodo del 2006, mentre il turnover relativo al Factoring si è attestato a circa 113 milioni di euro (+75% rispetto al primo trimestre 2006).
Significativi i risultati ottenuti sul comparto degli Strumenti di Copertura Rischi Finanziari, che hanno registrato ricavi pari a circa 3,3 milioni di euro, con un incremento del 58% rispetto allo stesso periodo del 2006.
Riguardo ai Flussi Mercantili Estero, i dati relativi alla Capogruppo registrano un incremento sul primo trimestre dell'anno precedente pari all'11%, attestandosi a circa 1.000 milioni di euro, da attribuire soprattutto ai settori cuoio-pelli, abbigliamento e meccanica.
Nel comparto della Finanza d'Impresa si sono concluse tre operazioni di acquisition financing per un importo complessivo di 33,4 milioni di euro e sono state asseverate due operazioni di project financing per complessivi 19 milioni di euro.
E' continuata inoltre l'attività di individuazione e presentazione delle aziende potenzialmente idonee ai fondi di Private Equity; è stata infine acquisita una partecipazione del 5,19 % nella Promac S.p.A., società promotrice del mercato alternativo del capitale, che dovrà facilitare la quotazione delle piccole e medie imprese.

Mercato private

Il piano di interventi del Piano Commerciale 2007 è volto al potenziamento del mercato Private, sia attraverso l'espansione di volumi e numero di clienti gestiti, sia rafforzando la rete di vendita e le strutture a supporto dei Private Bankers.
In quest'ottica l'Area Consulenza, che supporta sotto il profilo finanziario i Gestori Private del Gruppo, è stata potenziata con tre "Gestori Senior", che affiancano i Private Banker nella gestione dei clienti principali ed a maggiore potenzialità di sviluppo, con l'obiettivo di consolidare la relazione con i principali clienti del Private Banking.
I clienti dei portafogli senior sono anche i principali destinatari della soluzione di investimento "Private Scelta Esclusiva" lanciata a fine febbraio 2007, caratterizzata da una soglia minima 1.500.000 euro, che coniuga i vantaggi di pianificazione successoria e fiscale offerti dal mantello assicurativo e dalla garanzia "plancher" (garanzia caso morte) con il forte livello di personalizzazione del portafoglio.
Sempre con la finalità di accrescere la penetrazione sul mercato e per sfruttare a pieno le sinergie con il Canale Imprese, è stata strutturata un'azione congiunta sui clienti imprese prioritari per acquisire nuovi clienti private imprenditori.

Mercato enti pubblici

Dal gennaio 2007 sono stati resi operativi dalla Capogruppo 4 servizi di tesoreria e 13 servizi di cassa, a fronte del passaggio ad altre banche di 2 servizi di tesoreria e di 5 servizi di cassa di importanza minore.
Fra i servizi acquisiti, i più significativi sono quelli dei Comuni di Mirandola, Cavezzo, Capolona e dell'Unione Comuni Modenesi Area Nord.
Per effetto di tale attività, al 31 marzo 2007 la Capogruppo svolge servizi di tesoreria e cassa per 299 enti (108 servizi di tesoreria e 191 servizi di cassa).

L'attività di organizzazione del Gruppo

Architetture tecnologiche e Sistema informativo

E' stata completata l'attività di adeguamento del sistema operativo, prevista nel contratto FM (Facility Management) stipulato con IBM, per tutti i sistemi *mainframe* delle Banche del Gruppo. Il nuovo sistema operativo Z/OS 1.7 fornisce maggiori funzionalità in ottica di integrazione di applicazioni, consente un miglior utilizzo della nuova tecnologia, offre migliori garanzie in termini di continuità di servizio. Le attività di DTM (Desk Top Management) sono state trasferite ad un nuovo fornitore, conseguendo un risparmio di costi ed un miglioramento dei livelli di servizio.

Continuità operativa

Sono in corso di completamento le attività relative agli interventi finalizzati a garantire la continuità operativa dei servizi contrattualizzati con fornitori esterni: in particolare, sono stati acquisiti i piani di continuità di Caricese, Gepo, Seceti, SSB ed è in corso la loro verifica con gli utenti finali; sono stati inoltre individuati i collegamenti TLC di back-up tra i siti in cui vengono erogati i servizi.

Strutture organizzative

Presso la Capogruppo, nel corso del primo trimestre 2007:
- è stata resa operativa all'interno del Coordinamento Mercato Retail l'Area Controllo e Monitoraggio Convenzioni Mutui di Gruppo, che ha la responsabilità per tutte le Banche del Gruppo della vendita di "Mutui Casa" tramite canali terzi e del coordinamento delle attività delle filiali Spazio Mutui;
- è stato istituito, all'interno della Direzione Auditing e Controlli di Gruppo, il Servizio Valutazione e Sviluppo Sistemi di Controllo, al fine di adeguare la struttura ai cambiamenti intervenuti nel tempo all'interno della Banca e del Gruppo e alle evoluzioni delle normative riferite al sistema dei controlli interni;

- è stata rivista la struttura organizzativa del Coordinamento Servizi Operativi della Capogruppo, con l'articolazione delle attività per poli territoriali (Firenze, Pistoia e La Spezia);

Interventi normativi

I principali interventi del primo trimestre 2007 sono di seguito riassunti:
- con riferimento al D.Lgs. 231, nel corso del mese di gennaio è stata portata a termine la revisione del modello 231 di Banca CR Firenze, approvato dall'Organismo di Vigilanza e formalizzato con la normativa interna relativa; il modello contiene le disposizioni per la tracciatura delle relazioni e per le operazioni negoziali con la Pubblica Amministrazione e la formalizzazione delle nuove deleghe di poteri all'interno di Banca CR Firenze;
- relativamente alla L. 262/2005, che ha modificato l'art. 154-bis del TUF, prosegue l'attività progettuale e l'Assemblea Straordinaria della Capogruppo tenutasi in data 26 aprile 2007 ha deliberato la modifica statutaria necessaria all'introduzione della figura del "Dirigente Preposto alla redazione dei documenti contabili";
- è stato modificato il "Regolamento per l'assunzione e la gestione del rischio di credito", secondo i modelli di valutazione del rischio dettati dai criteri di Basilea 2;
- sono stati varati a livello di Gruppo i regolamenti del "Sistema di gestione dei rischi operativi" e per la "Validazione e controllo del sistema di rating".

Processi operativi e di controllo

Nel trimestre gli interventi più significativi sono i seguenti:
- in ottemperanza alle disposizioni di Basilea è stato attivato il nuovo processo per la gestione della clientela condivisa delle Banche del Gruppo e sono stati disciplinati i processi del credito relativi alle valutazioni analitiche, collettive e di rischio paese e alla determinazione del tasso di perdita;
- per quanto riguarda "Pattichiari", è stato superato con successo il rapporto di verifica ispettiva periodica per le prime otto iniziative; con riferimento al protocollo "Tempi medi di risposta sul credito alle piccole imprese" sono stati attuati degli interventi sugli strumenti a supporto della corretta operatività e di tipo formativo (affiancamento ai Gestori Business / Imprese da parte dei Tutor Pattichiari territoriali e corso su piattaforma FAD).

Progetti

E' entrato a regime il nuovo processo di gestione della progettualità, che permette una maggiore dinamicità nel governo dei progetti, garantendo un più efficace presidio dei costi e della definizione dei tempi di realizzo delle soluzioni. Nel trimestre ha preso avvio la progettualità 2007.

Aspetti logistici

Per quanto riguarda la sicurezza sono stati avviati gli interventi relativi all'installazione di bussole autogestite nelle filiali dotate di porte semplici o interbloccate, e dei rinforzi o allarmi esterni sui bancomat; prosegue il monitoraggio del gas radon nelle filiali della Capogruppo e il piano pluriennale per l'adeguamento dei locali.

Il Risk Management

Nel corso dei primi tre mesi del 2007 gli impieghi a clientela del Gruppo sono cresciuti dell'1,7%, mentre su base annua la crescita è stata dell'11,1%. Il maggior contributo a tale crescita è stato apportato dai crediti con garanzie reali e personali; le posizioni a sofferenza (al lordo dei dubbi esiti) hanno registrato un incremento nel trimestre pari al 5,4% (+0,8% su base annua) e pertanto l'*indice* di rischiosità primaria (sofferenze lorde/impieghi) rimane sostanzialmente invariato rispetto al 31 dicembre 2006 (2,20%), mentre su base annua registra una lieve *diminuzione* (-0,01%).
Per quanto riguarda la ripartizione degli impieghi aggregati delle Banche del Gruppo per *settori di attività (valori* al lordo dei dubbi esiti), rispetto al 31 dicembre 2006 l'incremento si è distribuito fra "imprese private" (+355,0 milioni di euro, pari a +5,5%), "società finanziarie" (+132,7 milioni di euro, pari a +19,9%) e "famiglie consumatrici" (+101,5 milioni di euro, pari a +2,7%).
Nel primo trimestre 2007 i valori degli indicatori relativi all'esposizione ai rischi finanziari sono rimasti entro i limiti fissati dal regolamento interno.
In particolare, per Banca CRF l'esposizione media ai rischi di mercato, misurata con la tecnica del VAR a 10 giorni e intervallo di confidenza pari al 99%, è risultata di circa 2,3 milioni di euro con un valore massimo di circa 2,8 milioni di euro. In rapporto al Tier1 + Tier2 il VAR ha registrato un valore sempre inferiore a quanto indicato dal regolamento aziendale. Per quanto riguarda il rischio di tasso, la variazione del valore economico del capitale, calcolata per shift paralleli di 200 punti base e rapportata al Tier1 + Tier2, è risultata mediamente attorno al 9,1%.

Le risorse umane e la rete territoriale

Organici

Al 31 marzo 2007 l'organico del Gruppo CR Firenze si attesta a 5.831 persone a ruolo (dati puntuali di fine trimestre), con un incremento complessivo nel primo trimestre di 77 risorse. La percentuale media di risorse impiegate sui Canali da parte delle Banche del Gruppo è pari al 74,0%.

DIPENDENTI DEL GRUPPO	*31 marzo 2007*	*31 dicembre 2006*	Variazione
Società consolidate integralmente			
Banca CR Firenze (*)	3.490	3.515	-25
CR Pistoia e Pescia	684	682	2
CR Civitavecchia	231	220	11
CR Orvieto	202	195	7
CR La Spezia (*)	603	553	50
Banca CR Firenze Romania	186	159	27
CR Firenze Gestion Internationale	2	2	0
Infogroup	389	386	3
Citylife	4	4	0
Centrovita Assicurazioni	40	37	3
Immobiliare Nuova Sede	-	1	-1
Totale	5.831	5.754	77
Società consolidate a Patrimonio Netto			
Gruppo Findomestic	2.038	1.992	46
Centro Factoring	109	106	3
Centro Leasing Banca	302	303	-1
Totale	2.449	2.401	48

(*) Si ricorda che in data 1° gennaio 2007 è divenuta operativa la cessione di 10 filiali della Capogruppo alla controllata CR La Spezia, che ha comportato anche il trasferimento di 48 risorse della Rete Distributiva.

Per quanto riguarda, più in particolare, la situazione del personale *delle Banche del Gruppo* e la ripartizione tra strutture centrali e canali, si veda la tabella che segue.

	Strutture centrali	Canali	Totale	% sui canali
Banca CR Firenze	984	2.506	3.490	71,8%
CR di Pistoia e Pescia	162	522	684	76,3%
CR di Civitavecchia	28	203	231	87,9%
CR di Orvieto	37	165	202	81,7%
CR della Spezia	129	474	603	78,6%
Banca CR Firenze Romania	62	124	186	66,7%
Totale Banche del Gruppo	1.402	3.994	5.396	74,0%

La rete territoriale

Al 31 marzo 2007 il numero delle filiali delle Banche italiane del Gruppo ammonta a 544 unità, dislocate in 22 province e 7 regioni, alle quali vanno aggiunte le 16 filiali di Banca CR Firenze Romania.

Provincia	BANCA CR FIRENZE	CR CIVITAVECCHIA	CR LA SPEZIA	CR ORVIETO	CR PISTOIA E PESCIA	BANCA CR FIRENZE ROMANIA	GRUPPO
Firenze	133				4		137
Arezzo	34						34
Bologna	6				11		17
Genova			2				2
Grosseto	16						16
La Spezia			53				53
Livorno	10						10
Lucca	13				8		21
Mantova	7						7
Massa Carrara			18				18
Modena	20						20
Parma			2				2
Perugia	16			2			18
Pisa	13						13
Pistoia	2				52		54
Prato	11				4		15
Reggio Emilia	1		2				3
Roma	12	29		7			48
Siena	19						19
Terni				23			23
Verona	1						1
Viterbo		4		9			13
TOTALE BANCHE ITALIANE	314	33	77	41	79	0	544
ROMANIA						16	16
TOTALE GRUPPO	314	33	77	41	79	16	560

La ripartizione per regione delle filiali italiane del Gruppo è riportata nella tabella che segue.

REGIONE	N°Filiali
Emilia Romagna	42
Lazio	61
Liguria	55
Lombardia	7
Toscana	337
Umbria	41
Veneto	1
TOTALE	544

In questo contesto sono inoltre operativi 23 Centri imprese, 18 Centri private e 37 Spazi finanziari (oltre ad un Centro private già esistente ma non ancora operativo al 31 marzo 2007).

Selezione

Nel trimestre sono pervenuti al Gruppo 4.616 curricula; per quanto riguarda le selezioni per ruoli di ingresso, 801 candidati hanno partecipato a test psico-attitudinali; sono stati effettuati 385 colloqui per assunzione a tempo determinato e 82 colloqui per assunzione di profili specialistici. Hanno partecipato alle selezioni svolte da società esterna 187 risorse (di cui 17 del Gruppo), 72 ex impiegati a tempo determinato, 84 candidati per contratto d'inserimento e 31 per contratto di apprendistato professionalizzante, che rappresenta per la Capogruppo una nuova tipologia di assunzione attivata a partire dal 2 aprile 2007.

Sviluppo e gestione delle risorse umane

Presso la Capogruppo l'architettura dei sistemi incentivanti per la Rete Distributiva è stata modificata nel corso del trimestre, allo scopo di introdurre una maggiore focalizzazione sui risultati di eccellenza, prevedendo un numero massimo di premiati per ciascun ruolo ed un incremento dell'importo degli incentivi.
Nel mese di marzo si sono concluse le prime due fasi ("Master" e il "Laboratorio") previste dal programma di sviluppo manageriale PERSEO (edizione 2006-2007 di Gruppo), che hanno coinvolto complessivamente 16 risorse.

Formazione

E' stata attivata l'erogazione dei moduli formativi previsti dal piano annuale pianificati dai Responsabili delle risorse ed integrati secondo le priorità condivise con la Funzione Commerciale e con le indicazioni provenienti da normative e regolamenti di legge in tema di formazione prescrittiva.
Nel corso del trimestre sono state erogate 11.877 giornate di formazione in orario, di cui 8.761 giornate per la sola Capogruppo, registrando la partecipazione di 2.747 risorse.
Le attività formative più significative intraprese nel trimestre sono state:

- Analisi e presidio dei rischi nel settore degli affidamenti;
- Master per Gestori Imprese;
- Pattichiari;
- Basilea 2.

L'attività di comunicazione

Le iniziative di comunicazione del Gruppo nel primo trimestre 2007 hanno avuto come oggetto, oltre all'attività ordinaria di relazione con organi della stampa e istituzionali, alcuni progetti specifici.
E' stata avviata una campagna pubblicitaria in sostegno dell'iniziativa "Viaggi di Valore", condivisa con la Direzione Commerciale, che ha supportato le azioni di acquisizione della clientela, di *retention* e di sviluppo del *cross-selling.*
Nell'ambito del progetto "Pattichiari", è stato dato supporto alla Società DNV in occasione della visita ispettiva per la riconferma della certificazione relativa alle 8 iniziative del progetto; l'ispezione ha avuto esito positivo.
E' proseguito, in abbinamento all'estratto conto trimestrale, l'invio a tutta la clientela del Gruppo della Newsletter, con le informazioni relative alle nuove iniziative commerciali per la clientela privati e per la clientela imprese.

Relazione sulla gestione

6. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/ IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna.

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione *degli elementi* reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
  - retail;
  - promotori finanziari;
  - altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e private;*
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Corporate center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto, fra le quali Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi ed i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti; inoltre, i costi indiretti relativi ai servizi resi dal Corporate center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) od al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà).

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo); conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

I dati di settore

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	CORPORATE CENTER (*)	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)						
marzo 2007	187,5	43,8	2,3	15,1	13,7	262,5
marzo 2006 pro-forma	166,1	41,6	1,9	15,6	12,8	238,0
Variazione 2007/ 2006 (%)	12,9%	5,3%	20,9%	-2,9%	7,3%	10,3%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)						
marzo 2007	57,9	19,9	-0,1	11,2	2,4	91,3
marzo 2006 pro-forma	48,3	16,7	-0,7	11,7	1,0	77,0
Variazione 2007/ 2006 (%)	20,0%	19,0%	n.s.	-4,0%	n.s.	18,6%
UTILE NETTO (incluso pertinenza III) (€/mil)						
marzo 2007	34,8	12,7	-0,2	8,6	1,9	57,7
marzo 2006 pro-forma	30,1	10,3	-0,5	8,7	2,0	50,6
Variazione 2007/ 2006 (%)	15,7%	23,6%	n.s.	-1,7%	-5,1%	14,2%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)						
marzo 2007	9.479	4.812	4.559	2.708	868	22.427
marzo 2006 pro-forma	9.478	3.909	4.026	2.652	967	21.031
Variazione 2007/ 2006 (%)	0,0%	23,1%	13,2%	2,1%	-10,2%	6,6%
TOTALE PASSIVITA' ONEROSE (€/mil)						
marzo 2007	11.867	2.657	2.584	34	999	18.140
marzo 2006 pro-forma	12.014	1.892	2.293	28	673	16.900
Variazione 2007/ 2006 (%)	-1,2%	40,5%	12,7%	22,0%	48,4%	7,3%
CAPITALE ALLOCATO MEDIO (€/mil)						
marzo 2007	588	284	99	58	425	1.455
marzo 2006 pro-forma	484	239	100	58	439	1.320
Variazione 2007/ 2006 (%)	21,4%	18,8%	-0,9%	1,1%	-3,1%	10,2%
REDDITIVITA' ANNUALIZZATA (%) (**)						
marzo 2007	23,7%	17,9%	-0,9%	58,6%	1,8%	15,9%
marzo 2006 pro-forma	24,8%	17,2%	-2,0%	60,3%	1,8%	15,3%
Variazione 2007/ 2006 (%)	-1,2%	0,7%	1,1%	-1,7%	0,0%	0,6%
PERSONALE (incl. tempo determinato)						
marzo 2007	4.219	437	24	42	1.109	5.831
marzo 2006 pro-forma	4.125	463	24	38	1.076	5.726
Variazione 2007/ 2006 (%)	2,3%	-5,6%	0,0%	10,5%	3,1%	1,8%

(*) Include le elisioni dei rapporti interni
(**) Utile netto (incluso pertinenza III)/Capitale allocato medio

Come commentato in precedenza, il primo trimestre del 2007 ha visto un miglioramento dei risultati complessivi, che si è concentrato soprattutto sui settori commerciali: l'utile del "Retail" cresce del 15,7% e quello "Imprese e private" segna un incremento del 23,6%.

Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, si evidenzia una crescita tanto delle attività fruttifere che delle passività onerose nel settore "Imprese e private".

Si segnala che i dati al 31 marzo 2006 sono stati rideterminati su base pro-forma facendo uso, laddove necessario, di stime ragionevoli.

Relazione sulla gestione

7. Altre informazioni

Il rating

	Depositi a lungo	Depositi a breve	Outlook
Fitch Ratings	A-	F2	Stabile
Moody's Investor Service	A2	P-1	Stabile

In data 13 aprile 2007 il rating sul lungo termine assegnato alla società da Moody's Investor Service è passato da A2 a A1.
In data 25 aprile, a seguito della comunicazione dell'avvio delle trattative tra Ente Cassa di Risparmio di Firenze ed il Gruppo Intesa Sanpaolo circa l'acquisto del controllo di Banca CR Firenze da parte di quest'ultimo, Fitch Ratings ha posto sotto osservazione il rating della Banca ritenendo che esistano i presupposti per un suo miglioramento (*Rating Watch Positive)* nel caso l'operazione di acquisizione del controllo si concluda positivamente e, comunque, sulla base delle caratteristiche definitive dell'accordo stesso.

L'andamento del titolo nel primo trimestre

Alla fine del mese di marzo 2007 il prezzo ufficiale del titolo Banca CR Firenze risultava pari a euro 5,525, in crescita del 30,4% rispetto alla fine dell'anno precedente (+32,0% negli ultimi dodici mesi). Nello stesso periodo gli indici S&P MIB, MIDEX e MIB Banche hanno fatto registrare una crescita notevolmente più contenuta, rispettivamente dello 0,8%, del 7,6% e del 2,0%. Tale dinamica, fortemente discorde rispetto all'andamento del mercato nel suo complesso, trova la sua giustificazione nelle attese dello stesso circa la possibilità che l'azienda prenda parte al processo di consolidamento in atto nel settore bancario italiano. I volumi trattati hanno confermato questo interesse, con una media di azioni scambiate giornalmente che supera i due milioni e duecentocinquantamila unità, in rialzo del 32,5% rispetto alla media dell'intero 2006.
Nei primi tre mesi dell'anno, la quotazione minima è stata pari a euro 4,25 e quella massima a euro 5,556. A questo proposito è opportuno ricordare che il 5 marzo scorso ha avuto luogo l'operazione di raggruppamento delle azioni ordinarie, così come deliberato dall'Assemblea dei Soci del 27 aprile 2006.


135
130
125
120
115
110
105
100
95
90
BANCA CR FIRENZE
MIDEX
MIB Banche
S&P MIB
1
8
15
22
29
5
12
19
26
5
12
19
26
GENNAIO 2007
FEBBRAIO 2007
MARZO 2007

La composizione dell'azionariato

Nel corso del primo trimestre del 2007 la società ha dato esecuzione all'ultima delle quattro operazioni deliberate dall'Assemblea straordinaria del 27 aprile 2006, che hanno comportato modificazioni nell'entità e nella composizione del capitale sociale effettuando, in data 5 marzo 2007, il raggruppamento delle azioni e la modificazione del loro valore nominale, sostituendo ad ogni lotto di 5 azioni del valore nominale di € 0,60 un lotto di 3 nuove azioni del valore nominale di € 1,00; le altre tre operazioni, vale a dire l'aumento gratutito del valore nominale, l'ulteriore aumento gratuito tramite assegnazione di azioni e l'aumento di capitale a pagamento, erano state eseguite nel corso del 2006 e sono state illustrate nelle precedenti informative periodiche.
Le più recenti modifiche dell'entità del capitale sociale sono riconducibili all'avanzamento della seconda tranche del piano di stock option riservato ai dirigenti della Banca e delle altre società del Gruppo; nel 1° trimestre 2007 i beneficiari hanno infatti sottoscritto azioni per un valore nominale complessivo di € 889.004 ed Il capitale sociale al 31 marzo si è attestato ad € 828.195.965.

Le interessenze dei principali Soci alla stessa data, in base alle informazioni disponibili, sono di seguito rappresentate.

Socio	n° azioni	quota
Ente CR Firenze	347.453.965	41,953%
Intesa Sanpaolo S.p.A.	153.898.664	18,582%
BNP-Paribas S.A.	54.014.280	6,522%
Fondazione CR Spezia	32.398.176	3,912%
Fondazione CR Pistoia e Pescia	30.500.776	3,683%
Gruppo Banca CARIGE	20.739.746	2,504%
SOFIBAR (CR Ravenna) S.p.A.	9.015.000	1,089%
Altri (Mercato)	180.175.358	21,755%
Totale	828.195.965	100,000%

Sono comprese nella voce "Altri (Mercato)", in considerazione della loro natura, le partecipazioni detenute dagli investitori istituzionali, fra le quali assume significativo rilievo quella detenuta dalla società di gestione di fondi d'investimento di diritto statunitense Julius Baer Investment Management Llc la cui quota, sulla base delle comunicazioni fatte pervenire ai sensi dell'art. 120 del Testo Unico dell'Intermediazione Finanziaria, deve ritenersi attualmente compresa fra il 2% ed il 5%.

Fatti di rilievo verificatisi dopo la chiusura del trimestre

Nella riunione del 12 aprile 2007 il Consiglio di Amministrazione di Banca CR Firenze, con riferimento all'opzione di acquisto dell'1% di Findomestic Banca S.p.A. esercitata da Cetelem S.A. in data 19 marzo 2007, ha ribadito il convincimento che non esistono i presupposti contrattuali e legali per il valido esercizio di tale opzione da parte del Gruppo BNP Paribas; su tali premesse, Banca CR Firenze ha comunicato a Cetelem S.A. la nomina di un arbitro nella persona del Professor Berardino Libonati e ha invitato la controparte a nominare un proprio arbitro per l'attivazione di un procedimento arbitrale finalizzato all'accertamento, tra l'altro, dell'invalidità della clausola contrattuale relativa all'opzione call, della nullità e/o inefficacia della stessa e comunque dell'inadempimento agli obblighi della Convenzione di Consolidamento da parte di Cetelem S.A.
Tuttavia, nella denegata ipotesi che Cetelem possa avere diritto ad esercitare tale opzione d'acquisto il Consiglio, ai sensi della Convenzione di Consolidamento, ha deliberato di esercitare l'opzione di vendita per l'intero 50% del capitale posseduto in Findomestic Banca S.p.A. notificando tale esercizio all'Ente Cassa di Risparmio di Firenze che, ai sensi della Convenzione stessa, potrà decidere se esercitare o meno il diritto di prelazione su detta partecipazione detenuta da Banca CR Firenze.
Peraltro, l'esercizio dell'opzione di vendita verrà meno e sarà privo di effetto alcuno ove, per qualsivoglia motivo o ragione, l'opzione call esercitata da Cetelem S.A. venga ritenuta nulla e/o inefficace e/o annullata.
In data 13 aprile 2007 è stato firmato con BNP Paribas Lease Group S.A. un contratto per acquisire ulteriori 13.618.175 azioni ordinarie Centro Leasing Banca S.p.A. corrispondenti al 43,54% del capitale. Con l'acquisto delle azioni da parte della Capogruppo, ad un prezzo di 5,50 euro per azione, per un controvalore di 75 milioni di euro circa (di poco superiore alla corrispondente frazione di patrimonio netto) il Gruppo Banca CR Firenze salirà all'87,075% di Centro Leasing Banca S.p.A. L'esecuzione del contratto è subordinata all'ottenimento delle autorizzazioni di Legge.
Per effetto della suddetta operazione il Gruppo Banca CR Firenze assumerà anche il controllo di Centro Factoring S.p.A; infatti, alla percentuale del 47,693% già detenuta dal Gruppo Banca CR Firenze in quest'ultima società si aggiungerà la quota del 14,946% posseduta da Centro Leasing Banca S.p.A. nel capitale di Centro Factoring S.p.A. e l'interessenza complessiva ammonterà pertanto al 62,639%.
L'assemblea di Immobiliare Nuova Sede S.r.l., soggetta a direzione e coordinamento da parte del socio unico Banca CR Firenze, ha approvato in data 4 aprile 2007 una modifica statutaria per l'inserimento della società nel Gruppo Bancario Banca CR Firenze, previo aggiornamento della mappa del Gruppo da parte della Banca d'Italia.

Nel primo trimestre 2007 si sono verificate le condizioni sospensive al contratto firmato il 12 dicembre 2006 con Cortal Consors S.A. per acquisire la sua rete italiana di promotori finanziari, costituita da circa 160 promotori con portafogli gestiti, alla firma del contratto, di circa 430 milioni di euro e pertanto alle ore 00.01 del 1° maggio 2007 ha avuto efficacia la cessione del predetto ramo di azienda a Banca CR Firenze.
L'Assemblea ordinaria dei Soci tenutasi il 26 aprile 2007 ha approvato innanzitutto il bilancio dell'esercizio 2006 e la proposta di destinazione dell'utile dello stesso esercizio, che prevede il pagamento di un dividendo unitario di € 0,10, con data di stacco-cedola il 21 maggio 2007.
Sempre in sede ordinaria si è provveduto al rinnovo delle cariche sociali in scadenza.
In particolare, tramite votazione per liste di candidati, si è provveduto al rinnovo del Collegio Sindacale per gli esercizi 2007-2009. Dalla lista di maggioranza, presentata dall'Ente Cassa di Risparmio di Firenze, sono stati eletti due Sindaci effettivi, il Dr. Vieri Fiori (Presidente uscente del Collegio) ed il Dr. Marco Sacconi (confermato nella carica), nonché un Sindaco supplente, il Dr. Francesco Mancini, di nuova nomina. Dalla lista di minoranza, presentata da Intesa Sanpaolo S.p.A., sono stati eletti il Presidente del Collegio Dr. Domenico Muratori (sindaco effettivo nel precedente mandato) ed un Sindaco supplente, l'Avv. Angelo Falbo (confermato).
E' stato inoltre confermato nella carica di componente del C.d.A. il Dr. Federico Vecchioni, già cooptato dal Consiglio il 2 ottobre 2006, in sostituzione dello scomparso Prof. Pier Giovanni Marzili.
L'Assemblea ordinaria ha rinnovato anche l'autorizzazione per il Consiglio di Amministrazione ad operare in azioni proprie, nei termini richiesti dal Consiglio stesso.
L'Assemblea straordinaria ha introdotto modifiche dello statuto sociale per il suo adeguamento alle nuove normative sulle società quotate; in particolare sono state aggiornate le modalità di convocazione dell'assemblea tramite pubblicazione dell'avviso su un quotidiano a diffusione nazionale, le modalità di nomina del Collegio Sindacale tramite votazione per liste di candidati e del Presidente del Collegio, i requisiti per l'assunzione della carica di Sindaco e i poteri dei Sindaci di convocazione degli Organi Amministrativi ed è stata infine prevista la nomina del Dirigente Preposto alla redazione dei documenti contabili societari, fissando i relativi requisiti.

L'evoluzione prevedibile della gestione

Il continuo impegno per la razionalizzazione organizzativa e l'ottimizzazione delle risorse in un quadro complessivo di sviluppo delle dimensioni aziendali volte a meglio sfruttare le sinergie comuni e la penetrazione commerciale, ha prodotto risultati ben evidenti nei consuntivi dell'esercizio 2006 e del primo trimestre 2007, legando ulteriormente la clientela anche grazie all'affidabilità ed al valore riconosciuto dei marchi del Gruppo; la capacità di operare in una molteplicità di comparti con un'offerta completa caratterizza infatti il Gruppo per un peculiare equilibrio del bilancio in termini di rapporti tra passività e attività, tra breve e medio-lungo termine e tra raccolta diretta e indiretta che, ammortizzando effetti negativi contingenti di singoli settori, offre possibilità di sviluppo ben articolate e coerenti con gli obiettivi di crescita.
Su tali basi si ritiene di poter consolidare i risultati raggiunti e perseguire gli obiettivi indicati nel Piano Triennale.

Si dichiara, ai sensi del comma 2 art. 154 bis D.Lgs. 58/98, che l'informativa contabile contenuta nella presente Relazione trimestrale corrisponde alle risultanze documentali, ai libri e alle scritture contabili della Società.

Il Dirigente Preposto alla redazione dei documenti contabili.
E. Mancini

BANCA CR FIRENZE

Press Release

AUTHORISED PURCHASE FOR 11.9% STAKES OF CASSA DI RISPARMIO DELLA SPEZIA

Following the notice given to the market on March 5, 2007, Banca CR Firenze announces that it has obtained all regulatory authorisations necessary for the execution of the purchase of a 11.9% stake of Cassa di Risparmio della Spezia from the Fondazione Cassa di Risparmio della Spezia. Consequently, 17,443,000 common shares of the aforesaid bank have been transferred today to Banca CR Firenze who now holds a total of 79.99% of the share capital of Cassa di Risparmio della Spezia. The shares purchased today have been paid approximately EUR 46.3 million net. This figure is lower that previously announced because the sum of EUR 1.3 million relative to the 2006 dividend, scheduled to be paid out in the meantime, has been deducted from the agreed sale price.

Florence, 23 May 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

Press release

MODIFICATION OF THE SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of bank executives of Banca CR Firenze S.p.A. and group companies, to whom the stock option plan was reserved, to exercise their right to subscribe newly-issued shares.

Between May 10th and May 15th 2007, 165.563 new shares have been subscribed and fully paid up.

The new composition of the company share capital is set forth hereunder:

	PRESENT SHARE CAPITAL			**PREVIOUS SHARE CAPITAL**		
	Euro	***Number of shares***	***Face value***	***Euro***	***Number of shares***	***Face value***
Total *of which*	828,485,231.00	828,485,231	1.00	828,319,668.00	828,319,668	1.00
Ordinary shares *(full entitlement) Coupon n° 2*	828,485,231.00	828,485,231	1.00	828,319,668.00	828,319,668	1.00

Attestations pursuant to article 2444 of the Italian Civil Code were filed for entry in the Florence Companies Register on May 29th, 2007.

Florence, May 29th, 2007

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it


BANCA
CR FIRENZE

ANNUAL INFORMATION DOCUMENT

Pursuant to Art. 54 of Consob Regulation N° 11971/99 (Regulations for Issuers)

2007

(28 April 2006 - 26 April 2007)

ANNUAL INFORMATION DOCUMENT

Index

Notes

NIS:	*document available to the public through the Network Information System of the Milan Stock Exchange*
Website	*document available to the public through the website www.bancacrfirenze.it/investors*
Consob website	*document sent to Consob and available to the public through the website www.consob.it*

1 NOTICES

Date	Description of the document	Document accessible through		
28 April 2006	Publication of the 2005 Annual Report approved by the Annual General Meeting	NIS	Website	
16 May 2006	Publication of the 31 March 2006 Report		Website	
18 May 2006	Free share capital increase - Notice to shareholders	NIS	Website	
27 May 2006	Shareholders' pact - Update	NIS	Website	
12 June 2006	Paid-in capital increase - Publication of the Prospectus	NIS	Website	Consob website
04 July 2006	Paid-in capital increase - Result of the options offering	NIS	Website	Consob website
28 July 2006	Shareholders' pact - Update	NIS	Website	
02 September 2006	Publication of the Base Prospectus (bonds)		Website	
13 September 2006	Publication of the 2006 Interim Report		Website	
15 November 2006	Publication of the 30 September 2006 Report		Website	
29 November 2006	*Base Prospectus (bond): publication of the supplements to the information and synthesis notes*		Website	
10 January 2007	Shareholders' pact - Update	NIS	Website	
01 March 2007	Ordinary shares reverse split operation	NIS	Website	
24 March 2007	Notice to Shareholders about the 26 April 2007 Annual General Meeting	NIS	Website	
29 March 2007	Shareholders' pact - Update	NIS	Website	
02 April 2007	Publication of 2006 Annual Report approved by the BoD		Website	

2 PRESS RELEASES

Date	Description of the document	Document accessible through	
15 May 2006	BoD' meeting - Quarterly Report at 31 March 2006 and composition of the Executive Committee approval	NIS	Website
01 June 2006	Modification of the share capital	NIS	Website
08 June 2006	Paid-in capital increase - Underwriting agreement signed	NIS	Website
08 June 2006	Set the price for the paid-in capital increase	NIS	Website
08 June 2006	Paid-in capital increase - Prospectus publication approved	NIS	Website
03 July 2006	Paid-in capital increase - Results of the option offering	NIS	Website
10 July 2006	Paid-in capital increase - Sold all option rights	NIS	Website
17 July 2006	Paid-in capital increase - Final result of the option offering	NIS	Website
20 July 2006	Modification of the share capital	NIS	Website
31 August 2006	Modification of the share capital	NIS	Website
11 September 2006	The Half-Year 2006 Report - Board of Directors' approval	NIS	Website
27 September 2006	Modification of the share capital	NIS	Website
19 October 2006	Modification of the share capital	NIS	Website
31 October 2006	Modification of the share capital	NIS	Website
03 November 2006	Modification of the share capital	NIS	Website
13 November 2006	Nine-Month Report at 30 September 2006- Board of Directors' approval	NIS	Website
28 November 2006	Modification of the share capital	NIS	Website
01 December 2006	Our denial on BNP Paribas declarations	NIS	Website
08 January 2007	Modification of the share capital	NIS	Website
25 January 2007	Modification of the share capital	NIS	Website
30 January 2007	Company Events Calendar	NIS	Website
01 February 2007	2010 Findomestic guidelines	NIS	Website
19 February 2007	Ordinary share reverse split operation	NIS	Website
21 February 2007	Modification of the share capital	NIS	Website
01 March 2007	Modification of the share capital	NIS	Website
05 March 2007	CR Spezia stake increased	NIS	Website
09 March 2007	Clarification on press rumors	NIS	Website
16 March 2007	Findomestic Banca SpA	NIS	Website

Date	Description of the document	Document accessible through	
19 March 2007	Findomestic Banca SpA – Additional information	NIS	Website
20 March 2007	Modification of the share capital	NIS	Website
26 March 2007	The 2006 Annual Report - Draft approved by the Board of Directors	NIS	Website
30 March 2007	Clarification on press rumors	NIS	Website
10 April 2007	Findomestic Banca - Appointed an arbitrator	NIS	Website
12 April 2007	BoD' resolutions on Findomestic Banca and Centro Leasing Banca	NIS	Website
13 April 2007	Modification of the share capital	NIS	Website
16 April 2007	Centro Leasing Banca - Signed a purchaed contract for a 43,54% stake	NIS	Website
20 April 2007	Ente CR Firenze press release	NIS	Website
24 April 2007	Modification of the share capital	NIS	Website
26 April 2007	Resolutions of the 26 April 2007 Annual General Meeting of Shareholders	NIS	Website

3 COMPANY DOCUMENTS

Date	Description of the document	Document accessible through	
28 April 2006	The 2005 Parent Company's Annual Report and the 2005 Consolidated Annual Report as approved by the General Meeting of Shareholders	NIS	Website
10 May 2006	The minutes of the General Meeting of Shareholders voting on the 2005 Annual Report	NIS	Website
15 May 2006	Quarterly Report at 31 March 2006	NIS	Website
16 May 2006	By-laws - Update	NIS	
26 May 2006	Minutes of the BoD' meeting on CR Mirandola merger	NIS	Website
27 June 2007	By-laws - Update	NIS	
31 August 2006	By-laws - Update	NIS	
13 September 2006	The Half-Year 2006 Report	NIS	Website
09 October 2006	By-laws - Update	NIS	
24 October 2006	2006 Interim Report - Report of the external auditors	NIS	Website
14 November 2006	By-laws - Update	NIS	
14 November 2006	The Nine-Month Report at 30 September 2006	NIS	Website
30 November 2006	Analyst presentation - Kepler European Midcap Financials Conference	NIS	Website
05 December 2006	By-laws - Update	NIS	
01 February 2007	Analyst presentation - UBS Italian Financial Services Conference	NIS	Website
09 February 2007	By-laws - Update	NIS	
13 February 2007	By-laws - Update	NIS	
27 February 2007	By-laws - Update	NIS	
02 April 2007	The 2005 Parent Company's Annual Report and the 2005 Consolidated Annual Report as approved by the BoD	NIS	Website
06 April 2007	By-laws - Update	NIS	
10 April 2007	26 April 2007 AGM - BoD' Report	NIS	Website
10 April 2007	26 April 2007 AGM - Report on corporate governance and Self-discipline Code	NIS	Website
10 April 2007	26 April 2007 AGM - Proposal for trading the bank's own shares	NIS	Website
11 April 2007	26 April 2007 AGM - Report with respect to the extraordinay meeting	NIS	Website
11 April 2007	26 April 2007 AGM - 2006 Report of the Statutory Auditors	NIS	Website
12 April 2007	2006 Parent Company Report - Report of the external auditors	NIS	Website
12 April 2007	2006 Consolidated Report - Report of the external auditors	NIS	Website
23 April 2007	Appointment of the Board of Statutory Auditors - List of nominees		Website

4 TRADING OF OWN SHARES

Date	Description of the document	Document accessible through
05 July 2006	Own shares traded during March 2007	Consob website
02 April 2007	Own shares traded during June 2007	Consob website

5 INTERNAL DEALING

Date	Description of the document	Document accessible through
04 July 2006	Notice of the transactions	NIS
11 July 2006	Notice of the transactions	NIS
29 August 2006	Notice of the transactions	NIS
02 November 2006	Notice of the transactions	NIS
12 January 2007	Notice of the transactions	NIS
17 January 2007	Notice of the transactions	NIS
12 March 2007	Notice of the transactions	NIS
20 March 2007	Notice of the transactions	NIS
21 March 2007	Notice of the transactions	NIS
21 March 2007	Notice of the transactions	NIS
03 April 2007	Notice of the transactions	NIS

6 OFFERING PROSPECTUS

Date	Description of the document	Document accessible through		
	CAPITAL INCREASES			
18 May 2006	Offering Prospectus for the free capital increase	NIS	Website	
12 June 2006	Offering Prospectus for the paid-in capital increase	NIS	Website	Consob website
	BOND ISSUES - Documents			
01 September 2006	Base prospectus		Website	Consob website
01 September 2006	Fixed rate bonds - Information note		Website	Consob website
28 November 2006	Supplement		Website	
01 September 2006	Fixed rate bonds - Synthesis note		Website	Consob website
28 November 2006	Supplement		Website	
01 September 2006	Floating rate bonds - Information note		Website	Consob website
28 November 2006	Supplement		Website	
01 September 2006	Floating rate bonds - Synthesis note		Website	Consob website
28 November 2006	Supplement		Website	
01 September 2006	Step-up/step-down bonds - Information note		Website	Consob website
28 November 2006	Supplement		Website	
01 September 2006	Step-up/step-down bonds - Synthesis note		Website	Consob website
28 November 2006	Supplement		Website	
	OBBLIGAZIONI - Emissioni			
	ISIN IT000 4220791 - BCRF 05.2007 - 05.2011 FRN			
12 April 2007	Final terms		Website	
20 April 2007	Offer result		Website	
	ISIN IT000 4220767 - BCRF 05.2007 - 05.2012 Step-up			
12 April 2007	Final terms		Website	
	ISIN IT000 4197585 - BCRF 03.2007 - 03.2009 Step-down			
27 February 2007	Final terms		Website	
13 March 2007	Offer result		Website	

Date	Description of the document	Document accessible through
	ISIN IT000 4193840 - BCRF 03.2007 - 03.2012 prefixed rate coupon with increasing value (Step-up)	
13 February 2007	Final terms	Website
23 February 2007	Offer result	Website
	ISIN IT000 4177363 - BCRF 02.2007 - 02.2010 prefixed rate coupon with increasing value (Step-up)	
01 February 2007	Final terms	Website
13 February 2007	Offer result	Website
	ISIN IT000 4175805 - BCRF 02.2007 - 02.2009 Step-down	
24 January 2007	Final terms	Website
01 February 2007	Offer result	Website
	ISIN IT000 4171648 - BCRF 02.2007 - 02.2012 prefixed rate coupon with increasing value (Step-up)	
11 January 2007	Final terms	Website
17 January 2007	Offer result	Website
	ISIN IT000 4152614 - BCRF 2006-2008 Step-down	
28 November 2006	Final terms	Website
06 December 2006	Offer result	Website
	ISIN IT000 4124092 - BCRF 11.2006 - 11.2009 prefixed rate coupon with increasing value (Step-up)	
11 October 2006	Final terms	Website
19 October 2006	Offer result	Website
	ISIN IT000 4114622 - BCRF 10.2006 - 10.2009 prefixed rate coupon with increasing value (Step-up)	
20 September 2006	Final terms	Website
27 September 2006	Offer result	Website



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,485,231.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association
Last updated on 25 May 2007

Amendments to the text of the Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be **Euro 828,485,231.00** divided into **828,485,231 shares** of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At **24 May 2007**, following the implementation of the above-described operation a **total number of 3,573,682 shares had been issued**.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current

legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the

exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies,

which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third

parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.



BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE
Società per Azioni

Parent Company of *Gruppo Banca CR Firenze*
Banking Groups Registration N° 6160.6
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,319,668.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485

Articles of Association

Amendments approved by the shareholders meeting on 26 April 2007

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be Euro 828,319,668.00 divided into 828,319,668 shares of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

Among all the operations executed by the Board of Directors, in accordance with article 2443 of the Civil Code and on the basis of the mandate it received from the General Shareholders' Meeting of 27 March 2000, on matters pertaining to the "Incentive Stock Plan" reserved to company executives and to executives employed by the other banks in the Group, pursuant to article 2441, paragraph 5, of the Civil Code, only the paid-in share capital increase decided by the Board of Directors on 31 July 2003 remains to be fully completed. To this date, in accordance to the resolutions voted by the General Meeting of Shareholders held on 27 April 2006, a maximum number of 4,080,000 shares of a current nominal value of Euro 1.00 each has been determined and may be subscribed from 1 August 2006 to 1 August 2009. At 20 April 2007, following the implementation of the above-described operation a total number of 3,408,119 shares had been issued.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings **and integrate the agenda** provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the **daily newspaper *Il Sole 24 Ore*** under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary **that**, at least two **working** days prior to the date of the meeting, **the Bank receives** the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares

entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders **who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank,** pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings **or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998**; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders **who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank,** pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders'

agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein. The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. **Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be** struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list **and to the first of the remaining lists not related to the majority list,** within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or **by a member of the Board of Statutory Auditors.**.

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers **and divisions** specifically foreseen in articles 2505 and 2505 bis**, and referred to under article 2506 ter,** of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, **one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with** their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of **integrity, professionalism and independence** established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the

same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:
a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.
to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.
the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.
Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.
The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA
CR FIRENZE

(Notice given pursuant to Article 131 of CONSOB Issuer Regulations)

Shareholders' Agreement relative to Cassa di Risparmio di Firenze S.p.A.

Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia, shareholders of Banca CR Firenze S.p.A., who had entered into a shareholders' agreement on 12 April 2006 - an extract of which was published in the daily "Il Sole-24 Ore" on 22 April 2006 - hereby inform that the break down of shares which account for such agreement has been modified, as follows:

Shareholders	**Number of shares**	**Percentage over the total share capital**	**Percentage of shares over the total number of shares contributed to the shareholders' agreement**
Ente Cassa di Risparmio di Firenze	248,545,570	30.000%	79.804%
Fondazione Cassa di Risparmio della Spezia	32,398,176	3.910%	10.403%
Fondazione Cassa di Risparmio di Pistoia e Pescia	30,500,776	3.682%	9.793%
Total	**311,444,522**	**37.592%**	**100.000%**

END